Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GUIDEWIRE SOFTWARE, INC.,

IGLOO ACQUISITION SUB, INC.,

ISCS, INC.,

POWER MANAGEMENT GROUP, INC.,

ANDREW SCURTO,

AND

TIMOTHY SHELTON

DATED AS OF DECEMBER 18, 2016

3.25	Anti-Corruption and Anti-Bribery	60
3.26	Export and Import Control Laws	61
3.27	Customers and Suppliers	61
3.28	Warranties	62
3.29	Bank Accounts; Powers of Attorney	62
3.30	Complete Copies of Materials; Representations Complete	62

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO	63

4.1	Organization	63
4.2	Authority and Enforceability	63
4.3	Financial Capacity	63

ARTICLE V	CONDUCT PRIOR TO EFFECTIVE TIME	63

5.1	Conduct of the Business; Notices	63
5.2	Restrictions on Conduct of the Business	65
5.3	Certain Limitations	68

ARTICLE VI	ADDITIONAL AGREEMENTS	69

6.1	Board Recommendation, Shareholder Approval and Shareholder Notice	69
6.2	No Solicitation	69
6.3	Confidentiality	70
6.4	Public Disclosure	70
6.5	Expenses; Change in Control Payments	71
6.6	Transfer Taxes	72
6.7	Tax Matters	72
6.8	Preparation of Returns	73
6.9	Repayment of Company Debt	73
6.10	Termination of Plans	74
6.11	New Employment Arrangements	74
6.12	Indemnification of Covered Persons	75
6.13	Apportionment	75
6.14	Contract Consents, Amendments and Terminations	75
6.15	Release	76
6.16	Commercially Reasonable Efforts	77
6.17	Additional Financial Statements	79
6.18	Confirmatory Assignments	79

ARTICLE VII	SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS; INDEMNIFICATION; ESCROW	80

7.1	Survival of Representations, Warranties and Covenants	80
7.2	Indemnification	80
7.3	Limitations on Indemnification	82
7.4	Limit to Pre-Closing Taxes	82
7.5	Claims for Indemnification; Resolution of Conflicts	83
7.6	Escrow Arrangements	85
7.7	Seller as Agent	86
7.8	Purchase Price Adjustment	87
7.9	Indemnity as Sole and Exclusive Remedy	87

ARTICLE VIII	AMENDMENT AND WAIVER; TERMINATION	87

8.1	Amendment	87
8.2	Extension; Waiver	87
8.3	Termination	87
8.4	Effect of Termination	88

ARTICLE IX	GENERAL PROVISIONS	89

9.1	Notices	89
9.2	Counterparts	90
9.3	Entire Agreement; Assignment	90
9.4	Severability	90
9.5	Other Remedies	90
9.6	Governing Law; Exclusive Jurisdiction; Venue	90
9.7	Enforcement	91
9.8	No Third Party Beneficiaries	91
9.9	Rules of Construction	91
9.10	USA Patriot Act Compliance	91
9.11	Exhibits and Schedules	91
9.12	Waiver of Conflicts	91
9.13	No Reliance	92

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Written Consent
Exhibit B	Key Employee Offer Letter
Exhibit C	Non-Competition Agreement
Exhibit D	PIIAs
Exhibit E	Consulting Agreement
Exhibit F	Agreement of Merger
Exhibit G	Amended Certificate
Exhibit H	Director and Officer Resignation Letter
Exhibit I	Form of Escrow Agreement

Schedule	Description

Schedule I	Key Employees

Schedule 2.7(a)	Closing Net Working Capital Amount Calculation
Schedule 3.13(g)	Permitted Liens
Schedule 5.1(b)	Conduct of the Business
Schedule 5.2	Restrictions on the Conduct of Business
Schedule 6.5	Certain Transaction Expenses
Schedule 6.12(a)	Indemnity Agreements
Schedule 6.14(a)(i)	Required Consents
Schedule 6.14(a)(ii)	Other Consents
Schedule 7.2(a)(vii)	Indemnifiable Matters

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of December 18, 2016, by and among Guidewire Software, Inc., a Delaware corporation (“Parent”), Igloo Acquisition Sub, Inc., a California corporation (“MergerCo”), Power Management Group, Inc., a California Corporation (the “Seller”), ISCS, Inc., a California corporation (the “Company”) and wholly-owned subsidiary of Seller, Andrew Scurto and Timothy Shelton owners of all of the outstanding equity of Seller (each a, “Key Stakeholder” and collectively, the “Key Stakeholders”).

RECITALS

WHEREAS, Parent, MergerCo and the Company wish to effect a business combination through a merger (the “Merger”) of MergerCo with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent, on the terms and conditions set forth in this Agreement and with the California Corporations Code, as amended (“CCC”);

WHEREAS, the board of directors of the Company (the “Board”) has unanimously approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Seller;

WHEREAS, the board of directors of MergerCo has approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, Parent, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger;

WHEREAS, as soon as practicable following the execution of this Agreement, but in no event later than one (1) hour following the execution and delivery of this Agreement, Seller shall execute and deliver to Parent its irrevocable approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby pursuant to a written shareholder’s consent in the form attached hereto as Exhibit A (the “Written Consent”) signed and dated as of the date hereof, pursuant to and in accordance with the applicable provisions of the CCC, the Articles of Incorporation and the Bylaws (the “Shareholder Approval”);

WHEREAS, concurrently with the execution and delivery of this Agreement the employees of Company identified on Schedule I (the “Key Employees”), have executed and delivered to Parent an offer letter in the form attached hereto as Exhibit B (the “Key Employee Offer Letters”), a non-competition agreement in the form attached hereto as Exhibit C (the “Non-Competition Agreements”) and a proprietary information and inventions assignment agreement in the form attached hereto as Exhibit D (the “PIIAs”), in each case, to be effective as of the Closing Date; and

WHEREAS, concurrently with the execution and delivery of this Agreement Timothy Shelton has executed and delivered to Parent a Non-Competition Agreement and the consulting agreement in the form attached hereto as Exhibit E (the “Consulting Agreement”), in each case, to be effective as of the Closing Date.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINED TERMS

1.1 Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“2014 Financials” has the meaning assigned to it in Section 3.7(a).

“2015 Financials” has the meaning assigned to it in Section 3.7(a).

“2016 Financials” has the meaning assigned to it in Section 6.17(a)

“Accounting Firm” has the meaning assigned to it in Section 2.7(e).

“Accounting Policies” has the meaning assigned to it in Section 2.7(j).

“Acquisition Proposal” means with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company or any of its Subsidiaries, or from the Seller or the Key Stakeholders, by any Person of more than a 10% interest in the total outstanding voting securities of the Company, any of its Subsidiaries or Seller or any tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of the total outstanding voting securities of the Company, any of its Subsidiaries or Seller or any merger, consolidation, business combination or similar transaction involving the Company, any of its Subsidiaries or Seller, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company, any of its Subsidiaries or Seller in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization, extraordinary dividend, whether of cash or other property, or other significant corporate reorganization of the Company, any of its Subsidiaries or Seller, or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other transactions contemplated herein.

“Action” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, demand, hearing, litigation, mediation, proceeding, citation, summons, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, in each case, commenced, brought, conducted or heard by or before, any Governmental Authority.

“Additional Change in Control Payments” has the meaning assigned to it in Section 6.5(c).

“Additional Financial Statements” has the meaning assigned to it in Section 6.17.

“Additional Transaction Expenses” has the meaning assigned to it in Section 6.5(c).

“Additional Unpaid Wage Payments” has the meaning assigned to it in Section 6.5(c).

“Adjustment Escrow Amount” means an amount in cash equal to One Million Eight Hundred Thousand Dollars ($1,800,000) to be withheld from the Base Purchase Price and deposited with the Escrow Agent as set forth herein.

“Affiliate(s)” means, with respect to any Person, (i) if such Person is an individual, a spouse of such Person, or any child or parent of such Person, and (ii) if such Person is not an individual, any Person directly or indirectly controlling or controlled by or under direct or indirect common control of or with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreed Amount” has the meaning assigned to it in Section 7.4(a).

“Agreed Upon Loss” has the meaning assigned to it in Section 7.5(c).

“Agreement” has the meaning assigned to it in the Preamble.

“Agreement of Merger” has the meaning assigned to it in Section 2.2.

“Amended Certificate” has the meaning assigned to it in Section 2.3.

“Anti-Corruption and Anti-Bribery Laws” means the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder, or any other applicable United States or foreign anti-corruption or anti-bribery Laws.

“Antitrust Counsel Only Material” has the meaning assigned to it in Section 6.16(d).

“Antitrust Law(s)” means applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable State Taxes” means any Pre-Closing Taxes that are sales, use or similar Taxes imposed by any political subdivision of the United States.

“Applicable State Taxes Escrow Amount” means an amount in cash equal to Two Million Dollars ($2,000,000) to be withheld from the Base Purchase Price and deposited with the Escrow Agent as set forth herein.

“Articles of Incorporation” means the articles of incorporation of the Company, as in effect on the date of this Agreement.

“Balance Sheet Date” has the meaning assigned to it in Section 3.7(a).

“Base Purchase Price” means an amount of cash equal to $160,000,000.00 without interest, minus (i) the amount of any Estimated Company Debt, minus (ii) the aggregate amount of any Transaction Expenses, minus (iii) the amount of any Change in Control Payments (if any), plus (iv) the amount, if any, by which the Estimated Closing Net Working Capital Amount exceeds the Target Working Capital Amount, minus (v) the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Closing Net Working Capital Amount; minus (vi) any unpaid Pre-Closing Taxes reflected on the Estimated Pre-Closing Taxes Statement minus (vii) any Unpaid Wage Obligations.

“Basket” has the meaning assigned to it in Section 7.3(b).

“Board” has the meaning assigned to it in the Recitals.

“Books and Records” has the meaning assigned to it in Section 3.19.

“Business Day(s)” means any day other than a Saturday, a Sunday, a legal holiday in the State of California or a day on which commercial banks in the State of California are required or authorized to close.

“Bylaws” means the bylaws of the Company, as in effect on the date hereof.

“CCC” has the meaning assigned to it in the Recitals.

“Change in Control Payment(s)” means: (i) any stay-bonus, transaction completion, severance payment, notice-severance, or other change-of-control bonus or other similar payment, or any other termination-related payment to the Company’s Employees, independent contractors, or members of the Board; and (ii) any payments required to be made pursuant to any change-of-control bonus plan or any similar plan in effect, as of or prior to the Closing (in each case, as amended or revised), which have been paid or will or may become payable by the Company or any of its Subsidiaries before, on or after Closing as a result of the Company entering into this Agreement, or the consummation of any of the transactions contemplated hereby (either alone or in connection with any other event, contingent or otherwise, or the passage of time).

“Charter Documents” has the meaning assigned to it in Section 3.1(a).

“Claimed Amount” has the meaning assigned to it in Section 7.5(a).

“Claim Certificate” has the meaning assigned to it in Section 7.5(a).

“Closing” and “Closing Date” have the meanings assigned to them in Section 2.4(a).

“Closing Balance Sheet” has the meaning assigned to it in Section 2.7(a).

“Closing Certificates” means the certificates required to be delivered by the Company to Parent pursuant to Section 2.4(b)(v)(1) and 2.4(b)(v)(2).

“Closing Net Working Capital Amount” means the result of: (a) the aggregate amount, without duplication, of all current assets of the Company and its Subsidiaries, as of the Closing, as determined in accordance with GAAP (but excluding: (i) any Tax assets or Tax receivables, intercompany receivables, license sales receivables, payroll advances, fixed assets accumulated depreciation, financing lease receivables, pre-paid 401(k) forfeiture and travel advances), minus (b) the aggregate amount, without duplication, of all current liabilities of the Company and its Subsidiaries, as of the Closing, as determined in accordance with GAAP, accrued through the Closing Date; provided, however, that liabilities in clause (b) shall: (i) include any Excess Deferred Revenue; and (ii) shall not include any current or deferred Tax liabilities, Transaction Expenses, Company Debt, Change in Control Payments, or Unpaid Wage Obligations.

“COBRA” has the meaning assigned to it in Section 3.22(a)(i).

“Code” means the U.S. Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Company” has the meaning assigned to it in the Preamble.

“Company Authorization” has the meaning assigned to it in Section 3.6.

“Company Common Stock” means the common stock of the Company.

“Company Closing Statement” has the meaning assigned to it in Section 2.7(a).

“Company Data” has the meaning assigned to it in Section 3.14(r).

“Company Debt” means any Indebtedness of the Company and each of its Subsidiaries outstanding as of the Closing.

“Company Employee Plan” has the meaning assigned to it in Section 3.22(a)(ii).

“Company Intellectual Property” has the meaning assigned to it in Section 3.14(a)(i).

“Company Intellectual Property Rights” has the meaning assigned to it in Section 3.14(a)(ii).

“Company Permits” has the meaning assigned to it in Section 3.17.

“Company Privacy Policy” has the meaning assigned to it in Section 3.14(a)(iv).

“Company Products” has the meaning assigned to it in Section 3.14(a)(iii).

“Company Registered Intellectual Property” has the meaning assigned to it in Section 3.14(b).

“Company Sites” has the meaning assigned to it in Section 3.14(q).

“Competition Laws” means the HSR Act, or any other international, multilateral, multinational, national, federal or state statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Confidential Information” includes information that has not been disclosed to the public or to the trade with respect to Parent’s, the Company’s or any of its Subsidiaries’ present or future business, operations, services, products, research, inventions, discoveries, drawings, designs, plans, processes, models, technical information, facilities, methods, trade secrets, Software, source code, systems, procedures, manuals, specifications, any other Technology, confidential reports, price lists, pricing formulas, customer lists, financial information (including the revenues, costs, or profits associated with any of Parent’s, the Company’s or any of its Subsidiaries’ products or services), business plans, lease structure, projections, prospects, opportunities or strategies, acquisitions or mergers, advertising or promotions, personnel matters, legal matters, any other confidential and proprietary information, and any other information not generally known outside Parent, the Company or any of its Subsidiaries that may be of value to Parent, the Company or any of its Subsidiaries. “Confidential Information” also includes confidential and proprietary information and trade secrets that third parties entrust to Parent or the Company in confidence.

“Confidentiality Agreement” has the meaning assigned to it in Section 6.3.

“Conflict” has the meaning assigned to it in Section 3.5.

“Consultant Proprietary Information Agreement” has the meaning assigned to it in Section 3.14(m).

“Consulting Agreement” has the meaning assigned to it in the Recitals.

“Contaminants” has the meaning assigned to it in Section 3.14(v).

“Continuing Employees” means any Employee (including any Key Employee) of the Company or any of its Subsidiaries immediately prior to the Effective Time who is employed by the Company, Parent, or a Subsidiary or any other Affiliate of Parent immediately after the Effective Time.

“Contract(s)” means any contract, mortgage, indenture, lease, covenant or other agreement, instrument or commitment, permit, concession, franchise or license (including any purchase or sales order), whether written or oral.

“Covered Persons” has the meaning assigned to it in Section 6.12(a).

“Current Balance Sheet” has the meaning assigned to it in Section 3.7(a).

“Customer” has the meaning assigned to it in Section 3.27(a).

“Customer Data” has the meaning assigned to it in Section 3.14(a)(v).

“D&O Tail Policy” has the meaning assigned to it in Section 6.12(b).

“Derivative Works” has the meaning assigned to it in Section 3.14(a)(vi).

“Director and Officer Resignation Letter” has the meaning assigned to it in Section 2.4(b)(v)(13).

“Disclosure Schedule” has the meaning assigned to it in the introduction to Article III.

“Disputed Items Notice” has the meaning assigned to it in Section 2.7(d).

“DOL” has the meaning assigned to it in Section 3.22(a)(iii).

“Domain Names” has the meaning assigned to it in Section 3.14(a)(viii).

“EAR” has the meaning assigned to it in Section 3.26(a).

“Effective Time” has the meaning assigned to it in Section 2.2.

“Employee” has the meaning assigned to it in Section 3.22(a)(iv).

“Employee Agreement” has the meaning assigned to it in Section 3.22(a)(v).

“Employee Proprietary Information Agreement” has the meaning assigned to it in Section 3.14(m).

“Environmental Laws” has the meaning assigned to it in Section 3.20(a).

“Equity Interest(s)” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA” has the meaning assigned to it in Section 3.22(a)(vi).

“ERISA Affiliate” has the meaning assigned to it Section 3.22(a)(vii).

“Escrow Account” has the meaning assigned to in Section 2.9.

“Escrow Agent” means Wilmington Trust NA.

“Escrow Agreement” has the meaning assigned to in Section 2.4(b)(v)(19).

“Escrow Amount” means an amount in cash equal to the sum of the Adjustment Escrow Amount, plus the Applicable State Taxes Escrow Amount, plus the Indemnification Escrow Amount, in each case to be withheld from the Base Purchase Price and deposited with the Escrow Agent as set forth herein.

“Escrow Release Date” has the meaning assigned to it in Section 7.6(c).

“Estimated Change in Control Payments Statement” has the meaning assigned to it in Section 6.5(b).

“Estimated Closing Net Working Capital Amount” has the meaning assigned to it in Section 2.7(a).

“Estimated Company Debt” has the meaning assigned to it in Section 2.7(a).

“Estimated Pre-Closing Taxes Statement” has the meaning assigned to it in Section 6.5(b).

“Estimated Unpaid Wage Statement” has the meaning assigned to it in Section 6.5(b).

“Excess Deferred Revenue” means deferred revenue of the Company and its Subsidiaries determined in accordance with GAAP and accrued through the Closing Date in excess of Thirty Four Million Nine Hundred Ninety Eight Thousand and One Dollars ($34,998,001).

“Export and Import Control Laws” means any Law or Order governing (i) imports, exports, re-exports, or transfers of products, services, Software, or Technology from or to the United States or another country; (ii) any release of Technology or Software in any foreign country or to any foreign person (anyone other than a citizen or lawful permanent resident of the United States, or a protected individual as defined by 8 U.S.C. § 1324b(a)(3)) located in the United States or abroad; (iii) economic sanctions or embargoes; or (iv) compliance with unsanctioned foreign boycotts.

“Final Closing Statement” has the meaning assigned to it in Section 2.7(c).

“Final Determination Date” has the meaning assigned to it in Section 2.7(f).

“Financial Statements” has the meaning assigned to it in Section 3.7(a).

“FMLA” has the meaning assigned to it in Section 3.22(a)(viii).

“GAAP” means U.S. generally accepted accounting principles.

“General Indemnification Cap” has the meaning assigned to it in Section 7.3(a).

“Generally Commercially Available Code” has the meaning assigned to it in Section 3.14(a)(vii).

“Government Contract” means any Contract with a Governmental Authority.

“Governmental Antitrust Authority” has the meaning assigned to it in Section 6.16(b)(i).

“Governmental Authority” means any U.S. or non-U.S. federal, state, local or other governmental, administrative or regulatory (including self-regulatory) authority, body, agency, court, tribunal or similar entity, including any work council or similar labor entity.

“Hazardous Material(s)” has the meaning assigned to it in Section 3.20(a).

“Hazardous Materials Activity” has the meaning assigned to it in Section 3.20(b).

“HIPAA” has the meaning assigned to it in Section 3.22(a)(ix).

“Hopkins” has the meaning assigned to it in Section 9.12(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Inbound Licenses” has the meaning assigned to it in Section 3.14(f).

“Indebtedness” means, with respect to any Person, without duplication: (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money; (ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all capitalized lease obligations of such Person; (iv) all obligations of such Person issued or assumed as the deferred purchase price of property (including any earn-out payments), (v) all conditional sale obligations and all obligations under any title retention agreement; (vi) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar transaction; (vii) guarantees in respect of Indebtedness referred to in clauses (i) through (vi) above and clause (ix) below; (viii) all obligations of any other Person of the type referred to in clauses (i) through (vi) which is secured by a Lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation; (ix) all obligations under any foreign exchange contract, currency swap agreement, foreign currency futures or options, exchange rate insurance or other similar agreement or combination thereof designed to protect the Company and its Subsidiaries against fluctuations in currency value; and (x) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing or any Liability of the types referred to in clauses (i) through (ix) above.

“Indemnification Escrow Amount” means an amount in cash equal to Twenty Four Million Dollars ($24,000,000) to be withheld from the Base Purchase Price and deposited with the Escrow Agent as set forth herein.

“Indemnifying Parties” means each of the Seller and the Key Stakeholders, or all of them, as the context may require.

“Intellectual Property Rights” has the meaning assigned to it in Section 3.14(a)(viii).

“Interim Financials” has the meaning assigned to it in Section 3.7(a).

“Interested Party” has the meaning assigned to it in Section 3.16(a).

“International Employee Plan” has the meaning assigned to it in Section 3.22(a)(x).

“IRS” means the United States Internal Revenue Service.

“ITAR” has the meaning assigned to it in Section 3.26(a).

“Key Employee Offer Letter(s)” has the meaning assigned to it in the Recitals.

“Key Employees” has the meaning assigned to it in the Recitals.

“Key Stakeholders” has the meaning assigned to it in the Preamble.

“Knowledge” or “Known” means, with respect to the Company, that such entity will also be deemed to have “Knowledge” of, or to have “Known”, a particular fact or other matter if any of the Key Stakeholders or Douglas Moore is actually aware of such fact or other matter or would reasonably be expected to have become aware of such fact or other matter if such Key Stakeholder had made reasonable inquiry of the relevant subject matter as a reasonable individual would have made under the circumstances.

“Law” means any non-U.S. or U.S. federal, state or local law, statute, rule, regulation, administrative ruling, ordinance, Order or process (including any zoning or land use law, building code, environmental law, securities, stock exchange, blue sky, civil rights, employment, labor or occupational health and safety law or regulation or any law, order, rule or regulation applicable to federal contractors).

“Lease Agreements” has the meaning assigned to it in Section 3.13(b).

“Leased Real Property” has the meaning assigned to it in Section 3.13(b).

“Liability” or “Liabilities” means, with respect to any Person, any and all liabilities of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including, but not limited to, accounts payable, royalties payable, and other reserves, accrued wages, bonuses and commissions, accrued vacation and any other form of leave, any termination-related payment, including notice or severance obligations, Taxes, employee expense obligations and all other liabilities of such Person or any of its Subsidiaries or Affiliates, regardless of whether such liabilities are required to be reflected on a balance sheet in accordance with GAAP, and including any Transaction Expenses or Indebtedness.

“Lien(s)” means any mortgage, deed of trust, lien, statutory lien, pledge, mortgage, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction, right, option, conditional sale or other title retention agreement of any kind or nature or other encumbrance of any kind (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Losses” has the meaning assigned to it in Section 7.2(a).

“made available” means that the Company has posted and made available to Parent the materials in question, on or before December 16, 2016, to the virtual data room managed by the Company.

“Material Adverse Effect” means, with respect to the Company, any state of facts, condition, change, development, event or effect (each, an “Effect”) that, either alone or in combination with any other Effect, is, or could reasonably be expected to be or become, materially adverse to the business, assets (whether tangible or intangible), Liabilities, condition (financial or otherwise), operations, results of operations, prospects, customer or other business relationships, employees or capitalization of the Company or any of its Subsidiaries, taken as a whole; provided, however, that no such Effect shall be deemed to constitute, in and of itself, or be taken into account in determining whether there has been or will be a Material Adverse Effect to the extent resulting from any of the following: (i) any change in the economic conditions of the United States or global economy or capital or financial markets generally; (ii) any change in economic conditions generally affecting industries in which the Company conducts business; (iii) any act of God, war, armed hostilities or terrorism, change in political environment or any worsening thereof or actions taken in response thereto; (iv) any change in GAAP; (v) any change in Law; (vi) any action taken at and in conformance with the express written request of Parent; (vii) any Effect primarily resulting from the announcement or pendency of the Merger, unless, in the case of clauses (i) through (v), such Effect disproportionately affects the Company or any of its Subsidiaries relative to other companies in the Company’s industry.

“Merger” has the meaning assigned to it in the Recitals.

“MergerCo” has the meaning assigned to it in the Preamble.

“Merger Consideration” means the Base Purchase Price, as adjusted pursuant to Section 2.7, Section 2.9 and Article VII.

“Moral Rights” has the meaning assigned to it in Section 3.14(a)(viii).

“Non-Competition Agreements” has the meaning assigned to it in the Recitals.

“Non-Continuing Employee(s)” means all individuals who were Employees of the Company or any of its Subsidiaries on or after May 26, 2016 other than Continuing Employees.

“Non-Continuing Employee Claims means any Action by any Person based upon, relating to or in connection with any termination of employment of any Non-Continuing Employee at or prior to Closing.

“Non-Continuing Employees Severance Amounts” has the meaning assigned to it in Section 6.11.

“Objection Certificate” has the meaning assigned to it in Section 7.5(a).

“OFAC” has the meaning assigned to it in Section 3.26(a).

“Official” has the meaning assigned to it in Section 3.25(a).

“Open Source Software” has the meaning assigned to it in Section 3.14(a)(ix).

“Order” means any Law, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent enacted, issued, promulgated, enforced or entered by any Governmental Authority.

“Ordinary Course Outbound Agreements” has the meaning assigned to it in Section 3.14(h).

“Other Consents” has the meaning assigned to it in Section 6.14.

“Outbound Licenses” has the meaning assigned to it in Section 3.14(h).

“Parent” has the meaning assigned to it in the Preamble.

“Parent Closing Statement” has the meaning assigned to in it Section 2.7(c).

“Parent Indemnified Party” or “Parent Indemnified Parties” has the meaning assigned to it in Section 7.2(a).

“Patents” has the meaning assigned to it in Section 3.14(a)(viii).

“Payoff Letters” has the meaning assigned to it in Section 2.4(b)(v)(18).

“Pension Plan” has the meaning assigned to it in Section 3.22(a)(xi).

“Permitted Liens” means those Liens listed in Schedule 3.13(g).

“Person” means any individual, partnership, corporation, limited liability company, association, business trust, joint venture, Governmental Authority, business entity or other entity of any kind or nature, including any business unit of such Person.

“Personally Identifiable Information” has the meaning assigned to it in Section 3.14(a)(x).

“PIIA(s)” has the meaning assigned to it in the Recitals.

“Post-Closing Adjustment” has the meaning assigned to it in Section 2.7(g)(iii).

“Pre-Closing Taxes” means any (A) Taxes of the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries, is liable relating or attributable to any Pre-Closing Tax Period (including such Taxes that are accrued but not yet due and payable as of the Closing Date), including any such Taxes that arise from or are attributable to a Third Party Claim initiated by a Tax Authority within the statute of limitations applicable to such Taxes in the relevant jurisdiction, but without duplication of Applicable State Taxes that are recovered from the Applicable State Taxes Escrow Amount, (B) any other Taxes arising out of the Merger (including Transfer Taxes), (C) Taxes of any member (other than the Company or any of its Subsidiaries) of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of the foregoing) is or was a member prior to the Closing Date imposed on the Company or any of its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign Law, and (D) Taxes of any Person imposed on the Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing. For the avoidance of doubt, Pre-Closing Taxes shall include all employment or payroll Taxes relating to payments made pursuant to this Agreement, whether payable by Parent, the Company or any of their Affiliates, including, but not limited to, all employment and payroll Taxes attributable to (i) any Change in Control Payments, (ii) any Unpaid Wage Obligations, and (iii) other cash payments in respect of other transaction-based compensation in connection with the transactions contemplated herein.

“Pre-Closing Tax Period” means any Tax period or portion thereof ending on or before the Closing Date.

“Privacy & Security Requirements” has the meaning assigned to it in Section 3.14(q).

“PTO” has the meaning assigned to it in Section 3.14(b).

“Purchase Price” means the Base Purchase Price, as adjusted in accordance with Section 2.7 and Section 2.9.

“Registered Intellectual Property” has the meaning assigned to it in Section 3.14(a)(xi).

“Related Agreement(s)” means the Key Employee Offer Letters, the Non-Competition Agreements, the PIIAs, the Consulting Agreement, the Director and Officer Resignation Letters, and all other agreements and certificates entered into by the Company, any of its Subsidiaries, the Seller or the Key Stakeholders in connection with this Agreement and the transactions contemplated herein.

“Released Causes of Action” has the meaning assigned to it in Section 6.15(a).

“Released Parties” has the meaning assigned to it in Section 6.15(a).

“Releasing Parties” has the meaning assigned to it in Section 6.15(a).

“Representative(s)” means with respect to any Person, its Affiliates and the employees, officers, directors, investment bankers, attorneys, accountants, agents and authorized representatives of such Person or such Affiliates.

“Required Consents” has the meaning assigned to it in Section 6.14.

“Returns” has the meaning assigned to it in Section 3.11(b)(i).

“Review Period” has the meaning assigned to it in Section 2.7(d).

“S Corporation Returns” has the meaning assigned to it in Section 6.8(a).

“Seller” has the meaning assigned to it in the Preamble.

“Seller Escrow Amount” has the meaning assigned to it in Section 2.9.

“Sellers’ Debt” means all Indebtedness owed to the Company or any of its Subsidiaries by any Key Stakeholder.

“Shareholder Approval” has the meaning assigned to it in the Recitals.

“Shares” means the issued and outstanding Company Common Stock.

“Software” has the meaning assigned to it in Section 3.14(a)(xii).

“Specified Contract(s)” has the meaning assigned to it in Section 3.15(b).

“Specified Representation(s)” has the meaning assigned to it in Section 7.1.

“Stakeholder-Related Claims” means any Action by any Person seeking to assert, or based upon: (i) ownership or rights to ownership of any Equity Interests of the Company or any of its Subsidiaries; (ii) any rights of a shareholder or holder of other Equity Interests of the Company or any of its Subsidiaries, including any option, preemptive rights, or rights to notice or to vote, and any claim that any formulas, definitions or provisions related to the payment of the Purchase Price are incorrect; (iii) any rights under the Articles of Incorporation and Bylaws of the Company or any of its Subsidiaries; or (iv) any claim that such Person’s Equity Interests were wrongfully repurchased, terminated or otherwise cancelled by the Company or any of its Subsidiaries.

“Standard Form Agreements” has the meaning assigned to it in Section 3.14(g).

“Statement of Estimated Expenses” has the meaning assigned to it in Section 6.5(b).

“Straddle Period” has the meaning set forth in Section 6.13.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which (i) such Person or any other subsidiary of such Person is a general partner (excluding such partnerships where such Person or any subsidiary of such Person does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board or others performing similar functions with respect to such entity is directly or indirectly owned or controlled by such Person or by any one or more of its subsidiaries.

“Supplier” has the meaning assigned to it in Section 3.27(b).

“Surviving Company” has the meaning assigned to it in Section 2.1.

“Target Working Capital Amount” means Two Million One Hundred Seventy Three Thousand One Hundred Seventy Two Dollars ($2,173,172).

“Tax” or “Taxes” has the meaning assigned to it in Section 3.11(a).

“Tax Allocation” has the meaning assigned to it in Section 6.7(b).

“Tax Authority” means the U.S. Internal Revenue Service and any other U.S. or non-U.S. Governmental Authority responsible for the administration or collection of any Taxes.

“Technology” has the meaning assigned to it in Section 3.14(a)(xii).

“Terminated Plan(s)” has the meaning assigned to it in Section 6.10.

“Termination Date” has the meaning assigned to it in Section 8.3(b).

“Third Party Claim” has the meaning assigned to it in Section 7.5(b)(i).

“Trademarks” has the meaning assigned to it in Section 3.14(a)(viii).

“Transaction Documents” means this Agreement together with all Contracts, documents, certificates, and other instruments executed and delivered pursuant to the provisions of this Agreement or otherwise in connection with, or to give effect to, the Transactions.

“Transaction Expenses” has the meaning assigned to it in Section 6.5(a).

“Transactions” means the Merger contemplated by this Agreement and the other Transaction Documents, and all transactions contemplated thereby or otherwise ancillary thereto.

“Transfer Taxes” has the meaning assigned to it in Section 6.6.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unpaid Wage Obligations” means any remuneration due and unpaid to any Employee, including, without limitation, any commission payments, accrued paid time off or other unpaid vacation benefits, or any post-retirement payments or benefits, in all cases whether due prior to, on, or after the Closing, including, without limitation, any Non-Continuing Employee Severance Amounts that are unpaid as of the Closing (in each case, including any employment or payroll Taxes attributable to such amounts).

“WARN” has the meaning assigned to it in Section 3.22(a)(xii).

“Welfare Plan” has the meaning assigned to it in Section 3.22(a)(xiii).

“Written Consent” has the meaning assigned to it in the Recitals.

1.2 Accounting Terms. All accounting terms not specifically defined in this Agreement shall be construed in accordance with GAAP.

1.3 Certain Terms. The terms “hereof,” “herein,” and “hereunder,” and terms of similar import, are references to this Agreement as a whole and not to any particular provision of this Agreement. The term “including” as used in this Agreement is used to list items by way of example, shall not be deemed to constitute a limitation of any term or provision contained herein and shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires. Article, Section, clause and Schedule references contained in this Agreement are references to Articles, Sections, clauses and Schedules in or to this Agreement, unless otherwise specified.

ARTICLE II

THE MERGER; EFFECT OF THE MERGER ON THE COMPANY COMMON STOCK

2.1 The Merger. Subject to the terms and conditions of this Agreement and in accordance with the CCC, at the Effective Time, the Company and MergerCo shall consummate the Merger pursuant to which (a) MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall thereupon cease, (b) the Company shall be the surviving company in the Merger (the “Surviving Company”) and shall continue to be governed by the laws of the State of California, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

2.2 Effective Time; Effect of the Merger. On the Closing Date the parties hereto shall duly execute and deliver and cause the Merger to be consummated by filing (i) the agreement of merger substantially in the form attached hereto as Exhibit F (the “Agreement of Merger”) and file such Agreement of Merger with the Secretary of State of the State of California in accordance with Section 1101 of the CCC and (ii) an officers’ certificate of each of MergerCo and the Company, as required by Section 1103 of the CCC (the effective time of such filing with the Secretary of State of the State of California, or such later time as may be agreed in writing by the parties and specified in the Agreement of Merger, being the “Effective Time”). At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the CCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights and property of the Company and MergerCo shall vest in the Surviving Company, and all debts and liabilities of the Company and MergerCo shall become debts and liabilities of the Surviving Company.

2.3 Articles of Incorporation and Bylaws. The articles of incorporation of MergerCo, as in effect immediately prior to the Effective Time, shall be as set forth on Exhibit G (the “Amended Certificate”) hereto and the articles of incorporation of the Surviving Company shall be amended, as of the Effective Time, to be identical thereto until thereafter amended as provided by law and by the terms of such articles of incorporation. The bylaws of the Surviving Company shall be amended, as of the Effective Time, to be identical to the bylaws of the MergerCo as in effect immediately prior to the Effective Time until thereafter amended as provided by law, by the terms of the articles of incorporation of the Surviving Company and by the terms of such bylaws. Notwithstanding the foregoing, the name of the Surviving Company shall be “ISCS, Inc.” and the articles of incorporation and bylaws of the Surviving Company shall so provide.

2.4 Closing.

(a) The closing of the Merger (the “Closing”) will take place at the offices of Goodwin Procter LLP, 135 Commonwealth Drive, Menlo Park, CA 94025 on the date which is no more than two (2) Business Days after the date on which all conditions set forth in Section 2.4(b) and Section 2.4(c) shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as the parties hereto have agreed in writing; provided, however, that in no event shall the Closing occur before January 31, 2017; provided, further, that in no event shall the Closing occur within the last thirty (30) days of any fiscal quarter of Parent. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

(b) The obligations of Parent and MergerCo to effect the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent and MergerCo at or prior to the Effective Time:

(i) The representations and warranties of the Company, the Seller and the Key Stakeholders contained in this Agreement: (A) that are qualified by materiality, Material Adverse Effect or similar qualifications shall be true and correct on the date of this Agreement and shall have been true and correct as of the Closing Date; and (B) that are not qualified by materiality, Material Adverse Effect or similar qualifications shall be true and correct in all material respects on the date of this Agreement and shall have been true and correct in all material respects as of the Closing Date; provided, however, that, notwithstanding the foregoing, such representations and warranties that are made as of a particular date or during a particular period shall be true and correct only at and as of such date or during such period.

(ii) The Company, the Seller and each Key Stakeholder shall have complied, in all material respects, with all covenants and obligations under this Agreement required to be performed or complied with by it as of or prior to the Closing Date.

(iii) There shall not have occurred any Material Adverse Effect.

(iv) No Order preventing the consummation of the Merger shall be in effect, and no Action shall have been brought seeking the prevention of the consummation of the Merger or shall be pending or threatened and no action shall have been taken by any Governmental Authority, and no statute, rule, regulation or Order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(v) At the Closing, the Company or the Key Stakeholders, as applicable, shall deliver or cause to be delivered to Parent the following:

(1) A certificate, validly executed by the President of the Company, certifying that:

(I) the conditions set forth in Sections 2.4(b)(i), 2.4(b)(ii) and 2.4(b)(iii) have been satisfied; and

(II) (A) the Statement of Estimated Transaction Expenses; (B) the Estimated Change in Control Payments Statement, (C) the Estimated Unpaid Wage Statement; (D) the Estimated Pre-Closing Taxes Statement; and (E) the Company Closing Statement, in each case, were prepared consistent with the requirements of Section 6.5(b).

(2) A certificate, validly executed by the Secretary of the Company, certifying as to:

(I) the terms and effectiveness of the Charter Documents;

(II) the valid adoption of resolutions of the Board whereby the Board unanimously approved this Agreement, the Merger and the transactions contemplated hereby; and

(III) the valid adoption of resolutions of the Seller (as the sole shareholder of the Company) whereby the Seller approved this Agreement, the Merger and the transactions contemplated thereby.

(3) A certificate, validly executed by the Secretary of the Seller, certifying as to:

(I) the terms and effectiveness of the certificate of incorporation and bylaws of the Seller; and

(II) the valid adoption of resolutions of the board of directors of the Seller whereby it unanimously approved this Agreement, the Merger and the transactions contemplated hereby.

(4) The Statement of Estimated Expenses pursuant to Section 6.5(b).

(5) The Estimated Change in Control Payments Statement pursuant to Section 6.5(b).

(6) The Estimated Unpaid Wage Statement pursuant to Section 6.5(b).

(7) The Estimated Pre-Closing Taxes Statement pursuant to Section 6.5(b).

(8) The Company Closing Statement pursuant to Section 2.7(a).

(9) The Written Consent duly executed by the Seller.

(10) Evidence reasonably satisfactory to Parent that all Terminated Plans have been terminated (effective as of no later than the day immediately preceding the Closing Date), unless Parent provides notice that such plans shall not be terminated, pursuant to resolutions of the Board, or such ERISA Affiliate, as the case may be, and evidence of the taking of any and all further actions as provided by Section 6.8 hereof.

(11) A duly executed Key Employee Offer Letter and PIIA from each of the Key Employees.

(12) A duly executed Non-Competition Agreement from each of the Key Stakeholders.

(13) A duly executed Director and Officer Resignation Letter from each officer and director of the Company in the form attached hereto as Exhibit H (the “Director and Officer Resignation Letter”), effective as of the Closing.

(14) (A) A long form certificate of good standing from the Secretary of State of the State of California with respect to the Company, (B) a certificate from each state in which the Company is qualified to do business as a foreign corporation that the Company is in good standing and has paid all Taxes then due, in each case, which is dated within two (2) Business Days prior to Closing.

(15) A properly executed statement in a form reasonably acceptable to Parent certifying that Seller is not a “foreign person” as defined in Section 1445(f)(3) of the Code.

(16) All Required Consents in form and substance satisfactory to Parent.

(17) A duly executed Consulting Agreement from Timothy Shelton.

(18) Evidence reasonably acceptable to Parent that the Company and each of its Subsidiaries has repaid all Indebtedness, or with respect to any Company Debt to be repaid at the Closing, payoff letters (“Payoff Letters”) delivered to Parent no later than three (3) Business Days prior to the Closing Date in respect of Company Debt in a form reasonably acceptable to Parent.

(19) The Escrow Agreement in the form attached hereto as Exhibit I (the “Escrow Agreement”) executed by the Company, the Seller and the Key Stakeholders.

(20) Parent shall have received the original share certificates representing the Shares duly endorsed by Seller in favor of Parent, together with valid share transfer forms in respect of the Shares, duly executed by the Seller in favor of Parent.

(21) An executed Form W-9 duly executed by Seller.

(22) A release from at least eighty percent (80%) of the Non-Continuing Employees, as described in Section 6.11.

(23) The 2016 Financials, as soon as reasonably practicable after January 1, 2017, but in no event later than ten (10) Business Days prior to the Closing Date.

(24) The Additional Financial Statements, no later than ten (10) days prior to the Closing Date.

(25) Evidence reasonably acceptable to Parent that all Sellers’ Debt has been repaid to the Company in full and any related obligations have been satisfied.

(26) Evidence, in form and substance reasonably acceptable to Parent, of the dissolution of ISCS Insurance Services, Inc., a California corporation.

(27) Evidence reasonably acceptable to Parent that all Domain Names required to be listed on Schedule 3.14(b) of the Disclosure Schedule are held in the name of the Company.

(28) All other instruments or documents as Parent may reasonably request to effectuate the Merger as contemplated by this Agreement.

(vi) No action, suit or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, provincial, local or foreign jurisdiction or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling would prevent the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby, cause such transactions to be rescinded or materially and adversely affect the right of Parent to own or operate the Company, and no judgment, decree, injunction, order or ruling shall have been entered that has any of the foregoing effects.

(vii) All actions by or in respect of filings with any Governmental Authority or official that are required for the consummation of the transactions contemplated hereby shall have been taken or made and all authorizations, consents, orders and approvals from such entities shall have been obtained, each in form and substance reasonably satisfactory to Parent, and shall be in full force and effect.

(viii) Any waiting period (and any extension thereof) under the HSR Act and any other Antitrust Law applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated. All other material consents of, notices to, or registrations, declarations or filings with, any Governmental Authority legally required for the consummation of the transactions contemplated by this Agreement shall have been obtained or filed.

(ix) Each of the Non-Competition Agreements executed by the Key Stakeholders concurrently with this Agreement shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by any of the Key Stakeholders.

(x) Each Key Employee Offer Letter and PIIA shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by any Key Employee, and no Key Employee shall have terminated his or her employment with the Company or expressed an intention or interest (whether formally or informally) in, or taken action toward terminating his or her employment with the Company at or prior to the Closing, or with the Surviving Company or Parent following the Closing.

(xi) No more than twenty percent (20%) of the Employees (other than the Key Employees) who receive an offer of employment from Parent or any of its Affiliates: (A) shall have failed to sign an offer letter in Parent’s or the relevant Affiliate’s modified standard form, in each case, to be effective as of the Closing Date; (B) shall have terminated his or her employment with the Company or expressed an intention or interest (whether formally or informally) in, or taken action toward terminating his or her employment with the Company at or prior to the Closing, or with the Surviving Company or Parent or any of its Affiliates following the Closing; (C) shall have failed to satisfy Parent’s customary employee background investigation; or (D) shall have failed to execute a PIIA.

(xii) An independent, third-party data security consultant, designated by Parent, shall have completed a penetration test on each of the Company Products designated by Parent and consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed), and each vulnerability that has had or could reasonably be expected to have a Material Adverse Effect shall have been remediated by Company to Parent’s reasonable satisfaction. Company shall use commercially reasonable efforts to take all actions, and to do, and to assist and cooperate with the data security consultant in doing, all things necessary or advisable in connection with the conduct of such penetration tests (including without limitation by providing such data security consultant with remote access to Company’s applicable information technology systems, promptly answering such security consultant’s questions, and providing reasonable project management), subject to all reasonable directions of Parent. The fees charged by such data security consultant for performing such penetration tests shall be the expense of Parent.

(xiii) The Consulting Agreement executed by Timothy Shelton concurrently with this Agreement shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by Mr. Shelton.

(c) The obligations of the Seller and the Company to effect the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:

(i) The representations and warranties of Parent and MergerCo contained in this Agreement (i) that are qualified by materiality, Material Adverse Effect or similar qualifications shall be true and correct on the date of this Agreement and shall have been true and correct as of the Closing Date, and (ii) that are not qualified by materiality, Material Adverse Effect or similar qualifications shall be true and correct in all material respects on the date of this Agreement and shall have been true and correct in all material respects as of the Closing Date; provided, however, that, notwithstanding the foregoing, such representations and warranties that are made as of a particular date or during a particular period shall be true and correct only at and as of such date or during such period.

(ii) Parent and MergerCo shall have complied, in all material respects, with all covenants and obligations under this Agreement required to be performed or complied with by each of them as of or prior to the Closing Date;

(iii) No Order preventing the consummation of the Merger shall be in effect, and no Action shall have been brought seeking the prevention of the consummation of the Merger or shall be pending or threatened and no action shall have been taken by any Governmental Authority, and no statute, rule, regulation or Order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(iv) At the Closing, Parent shall deliver or cause to be delivered to the Company, the following:

(1) A certificate, validly executed by a representative of Parent certifying that the conditions set forth in Sections 2.4(c)(i), and 2.4(c)(ii) have been satisfied.

(2) Each Related Agreement to which Parent is a party, executed by Parent.

(3) The Escrow Agreement executed by Parent.

(v) Any waiting period (and any extension thereof) under the HSR Act and any other Antitrust Law applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated. All other material consents of, notices to, or registrations, declarations or filings with, any Governmental Authority legally required for the consummation of the transactions contemplated by this Agreement shall have been obtained or filed.

(d) On the Closing Date, Parent shall deliver or cause to be delivered to Seller, the Escrow Agent, the Surviving Company, or the recipient thereof, as applicable, the following:

(i) An amount equal to the difference between the Base Purchase Price minus the Escrow Amount by wire transfer of immediately available U.S. funds to such account as Seller shall designate by written notice to Parent on or prior to the Closing Date.

(ii) An amount equal to the Escrow Amount in immediately available U.S. funds by wire transfer to the Escrow Agent to be held in escrow pursuant to the terms of Article VII and the Escrow Agreement.

(iii) An amount equal to the unpaid Change in Control Payments payable at Closing as set forth on the Estimated Change in Control Payments Statement in immediately available funds by wire transfer to the Surviving Company, for the benefit of the recipients of such payments.

(iv) An amount equal to the Unpaid Wage Obligations as set forth on the Estimated Unpaid Wage Statement in immediately available funds by wire transfer to the Surviving Company, for the benefit of the recipients of such payments.

(v) An amount equal to the Company Debt, to be paid to the holders of Company Debt in accordance with the Payoff Letters.

(vi) An amount equal to the unpaid Transaction Expenses to be paid in accordance with the amounts and wire transfer instructions set forth on the Statement of Estimated Expenses.

2.5 Board Representatives and Officers. At the Effective Time and by virtue of the Merger, the members of the board of directors of MergerCo and the officers of MergerCo immediately prior to the Effective Time shall be the initial members of the board of directors of the Surviving Company and the officers of the Surviving Company, each to hold office in accordance with the Articles of Incorporation and bylaws of the Surviving Company.

2.6 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Seller or any holders of capital stock of MergerCo:

(a) all shares of Company Common Stock outstanding immediately prior to the Effective Time held by Seller shall be converted into the right to receive from Parent an amount in the aggregate equal to the Base Purchase Price minus the Escrow Amount, in each case, calculated in accordance with Section 2.7(b);

(b) each share of Company Common Stock owned by Parent, MergerCo, or the Company immediately prior to the Effective Time shall, by virtue of the Merger, be canceled without payment of any consideration with respect thereto; and

(c) each share of the common stock of MergerCo, outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Company. Each stock certificate of MergerCo, evidencing ownership of any such shares shall remain outstanding and evidence ownership of shares of common stock of the Surviving Company.

(d) The right to receive the Merger Consideration in accordance with the terms of this Section 2.6 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares. At the Effective Time, the stock transfer books of the Company shall be closed and no further registration of transfers of shares shall thereafter be made on the records of the Company.

2.7 Company Closing Statement; Adjustments to Purchase Price.

(a) No more than fifteen (15) and not fewer than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Company Closing Statement”) setting forth Company’s good faith estimate of: (i) the amount of any Company Debt (the “Estimated Company Debt”); and (ii) an itemized calculation of the Closing Net Working Capital Amount (the “Estimated Closing Net Working Capital Amount”). A copy of the unaudited consolidated balance sheet of the Company and its Subsidiaries dated as of the Closing Date (the “Closing Balance Sheet”) shall be attached to the Company Closing Statement. The Company Closing Statement shall have been prepared by the Company in accordance with the Accounting Policies, shall present fairly, on a good faith basis, using the Company’s reasonable best efforts to obtain the most current and accurate data available, the information contained therein as of the Closing Date, and shall be the form of Schedule 2.7(a) attached hereto. Such Company Closing Statement shall be certified by the Company’s Chief Financial Officer as having been prepared in accordance with the foregoing principles.

(b) To the extent that the Company Closing Statement is reasonably acceptable to Parent, with such acceptance not to be unreasonably conditioned withheld or delayed, the Company Closing Statement, together with the Statement of Estimated Expenses, the Estimated Change in Control Payments Statement, the Estimated Unpaid Wage Statement and the Estimated Pre-Closing Taxes, in each case delivered pursuant to Section 6.5, shall be used to calculate the Base Purchase Price payable at Closing; provided, that if there is a manifest error contained in, or Parent cannot reasonably accept, the Company Closing Statement, the Statement of Estimated Expenses, the Estimated Change in Control Payments Statement, the Estimated Unpaid Wage Statement or the Estimated Pre-Closing Taxes Statement, then Parent shall be entitled to use its reasonable estimates, prepared in good faith, of the amounts contained in such statements for purposes of calculating the Base Purchase Price payable at Closing; provided, that such reasonable estimates must be determined in accordance with the Accounting Policies.

(c) Within ninety (90) days after the Closing Date, Parent shall deliver to the Seller a statement (the “Parent Closing Statement”), executed by Parent, setting forth Parent’s good faith calculations of the following as of the Closing: (i) the amount of any Company Debt; (ii) an itemized calculation of the Closing Net Working Capital Amount; and (iii) the Post-Closing Adjustment. The Parent Closing Statement shall have been prepared by Parent in accordance with the Accounting Policies. If, for any reason, Parent fails to deliver the Parent Closing Statement within the time period required by this Section 2.7(c), the Company Closing Statement delivered by the Company to the Parent prior to the Closing shall be considered for all purposes of this Agreement as being the “Final Closing Statement” and Parent and Seller shall have all of their respective rights and obligations under Section 2.7(h) with respect to such certificate.

(d) If the Seller delivers written notice (the “Disputed Items Notice”) to Parent, within thirty (30) days after the date of delivery of the Parent Closing Statement (the “Review Period”), stating that the Seller objects to any items on the Parent Closing Statement and specifying the basis for such objection in reasonable detail and setting forth the Seller’s proposed modifications to the Parent Closing Statement, the Seller and Parent will attempt to resolve and finally determine and agree upon the Post-Closing Adjustment as promptly as practicable. If the Seller does not deliver the Disputed Items Notice to Parent within thirty (30) days after the date of delivery of the Parent Closing Statement, the calculation of the Post-Closing Adjustment specified in the Parent Closing Statement will be conclusively presumed to be true and correct in all respects and will be final and binding upon the parties.

(e) If the Seller delivers a Disputed Items Notice in accordance with Section 2.7(d), the Seller and Parent will attempt in good faith to resolve the disputed items. If the Seller and Parent are unable to agree upon the disputed items within thirty (30) days after delivery of the Disputed Items Notice, the Seller and Parent will engage an independent, nationally recognized accounting firm reasonably acceptable to the Seller and Parent and that does not have a pre-existing client relationship with either Seller or Parent (in either case, the “Accounting Firm”) to resolve the disputed items specified in the Disputed Items Notice. The Accounting Firm shall address only the disputed items set forth in the Disputed Items Notice and may not assign a value greater than the greatest value claimed for such item by either party or smaller than the smallest value claimed for such item by either party. The Accounting Firm will (i) resolve the disputed items specified in the Disputed Items Notice and (ii) determine the Post-Closing Adjustment, as modified only by the resolution of such items. The determination of the Accounting Firm will be made within sixty (60) days after being selected and will be final and binding upon the parties. The fees, costs and expenses of the Accounting Firm will be borne by the Seller, on the one hand, and Parent, on the other, in inverse proportion as each party may prevail (based on the disputed items as resolved by the Accounting Firm as compared to the disputed items proposed by such party), as determined by the Accounting Firm, or, if the Accounting Firm determines that neither party could be fairly found to be the prevailing party, then such fees, costs and expenses will be borne and paid 50% by the Seller and 50% by Parent.

(f) On the earlier to occur of: (i) the date the Company Closing Statement is deemed to be the Final Closing Statement pursuant to Section 2.7(c), (ii) the thirtieth (30th) day following the delivery of the Parent Closing Statement if Seller has not properly delivered to Parent a Disputed Items Notice pursuant to Section 2.7(d); (iii) the date upon which Seller acknowledges in writing that it has no objections to the Parent Closing Statement; (iv) the date on which Parent and Seller mutually agree upon all disputed items set forth in the Disputed Items Notice properly delivered to Parent pursuant to Section 2.7(d); or (v) the date the Accounting Firm delivers its final, binding resolution of the Disputed Items Notice pursuant to Section 2.7(e), the Parent Closing Statement, with such revisions as may be mutually agreed by Parent and Seller or required by the Accounting Firm pursuant to Section 2.7(e) will be deemed to be the Final Closing Statement and shall be final and binding on the parties. The date on which the Parent Closing Statement shall become the Final Closing Statement pursuant to the immediately foregoing sentence is referred to as the “Final Determination Date.”

(g) On the Final Determination Date:

(i) If the Closing Net Working Capital Amount as finally determined pursuant to this Section 2.7 is greater than the Estimated Closing Net Working Capital Amount, Parent shall pay Seller such excess in accordance with Section 2.7(h). If the Closing Net Working Capital Amount as finally determined pursuant to this Section 2.7 is less than the Estimated Closing Net Working Capital Amount, Parent shall be entitled to receive such shortfall in accordance with Section 2.7(h).

(ii) If the Estimated Company Debt is greater than the Company Debt as determined pursuant to Section 2.7, Parent shall pay Seller such excess in accordance with Section 2.7(h). If the Estimated Company Debt is less than the Company Debt as determined pursuant to Section 2.7, Parent shall be entitled to receive such shortfall in accordance with Section 2.7(h).

(iii) Without duplication, all amounts owed pursuant to this Section 2.7(g) shall be aggregated, and the net amount (if any) owed by Parent to Seller, on the one hand, or the Seller to Parent, on the other hand, shall be referred to as the “Post-Closing Adjustment.”

(h) In the event that the Post-Closing Adjustment is owed to Parent, the Seller and Parent shall execute a joint instruction to the Escrow Agent instructing the Escrow Agent to release an amount to Parent out of the Escrow Account equal to the Post-Closing Adjustment: first from the Adjustment Escrow Amount, then from the Indemnification Escrow Amount. In the event that the Post-Closing Adjustment owed to Parent is greater than the sum of the Adjustment Escrow Amount plus the amount then remaining in the Indemnification Escrow Amount, then the Indemnifying Parties shall jointly and severally, within five (5) Business Days after the Final Determination Date, pay to Parent the amount by which the Post-Closing Adjustment owed to Parent exceeds the sum of the Adjustment Escrow Amount plus the amount then remaining in the Indemnification Escrow Amount. In the event the Post-Closing Adjustment is owed to Seller, Parent shall pay to Seller the Post-Closing Adjustment within five (5) Business Days after the Final Determination Date. In the event that any portion of the Adjustment Escrow Amount remains after giving effect to any payment to Parent pursuant to the first sentence of this Section 2.7(h), the Seller and Parent shall execute a joint instruction to the Escrow Agent instructing the Escrow Agent to pay to Seller an amount in cash equal to the portion of the remaining Adjustment Escrow Amount by wire transfer of immediately available funds. Any joint instructions to the Escrow Agent shall be made within five (5) Business Days after the Final Determination Date and the Escrow Agent shall make the payment of such amounts to Parent or Seller, as applicable, within five (5) Business Days of its receipt of such joint instruction.

(i) The Seller and its accountants, lawyers and representatives will, upon reasonable advance notice, be given reasonable access at all reasonable times to (and, subject to the confidentiality provisions set forth in Section 6.3) shall be allowed to make copies of) the financial books and records of the Company, in each case in connection with the determination of the Post-Closing Adjustment or any dispute relating thereto.

(j) The Company Closing Statement, the Parent Closing Statement, and the Final Closing Statement shall be prepared in accordance with GAAP consistent with the same accounting principles, policies, methodologies and procedures used in preparing the 2015 Financials (the “Accounting Policies”) to the extent consistent with GAAP, except that, in calculating the component line items of Closing Net Working Capital Amount, no effect shall be given to (i) the items excluded from the definition thereof, or (ii) the consummation of the transactions contemplated by this Agreement.

2.8 Withholding. Parent, the Escrow Agent and the Surviving Company shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement or in connection with the consummation of the transactions contemplated hereby, such amounts that are required to be deducted or withheld therefrom under any provision of federal, state, local or non-U.S. Tax Law or under any applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that any amounts paid pursuant to this Agreement are not reduced by such deductions or withholdings, such Person shall indemnify Parent and its Affiliates (including the Surviving Company) for any amounts imposed by any Tax Authority, together with any costs and expenses related thereto (including reasonable attorneys’ fees and costs of investigation).

2.9 Escrow Account. At Closing Parent shall deposit the Adjustment Escrow Amount, the Applicable State Taxes Escrow Amount, and the Indemnification Escrow Amount in an escrow account with the Escrow Agent (the “Escrow Account”), which amounts shall not become payable as of the Closing Date but shall instead be paid in accordance with, and subject to the provisions of, Article VII hereof and the Escrow Agreement. The Company shall pay one-half of the fees and expenses associated with the hiring and retention of the Escrow Agent and such amounts will be deemed to be Transaction Expenses (the “Seller Escrow Amount”) and Parent shall pay the remaining half of such fees. The Adjustment Escrow Amount shall be held in escrow and shall be available to satisfy (and only to satisfy) any adjustment to the Purchase Price in favor of Parent pursuant to Section 2.7. The Applicable State Taxes Escrow Amount shall be held in escrow and shall be available to satisfy (and only to satisfy) the indemnification obligations described in Item 1 of Schedule 7.2(a)(vii). The Indemnity Escrow Amount shall be held in escrow and shall be available to satisfy the indemnification obligations described in Article VII and any adjustment to the Purchase Price in favor of Parent pursuant to Section 2.7 in excess of the Adjustment Escrow Amount, as well as any Taxes imposed on the income and earnings in the Escrow Account. Subject to Section 7.6, any payments to be made out of the Escrow Account for the benefit of the Seller shall be made to the Seller. The parties acknowledge that, notwithstanding anything to the contrary in this Agreement, interest may be imputed on payments from the Escrow Account to the extent required by Section 483 and 1274 of the Code.

2.10 Further Assurances. From time to time following the Closing, the Seller and Key Stakeholders, on the one hand, and Parent, on the other hand, shall, and shall cause their respective Affiliates, officers and directors (who are each hereby fully authorized, in the name of their respective corporations, as applicable) to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to fully and effectively transfer, assign and convey to Parent and its successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Parent under this Agreement and to otherwise make effective the transactions contemplated hereby. In furtherance of the foregoing, the Seller and the Key Stakeholders shall do all things necessary, proper or advisable as reasonably requested by Parent to (A) give any and all notices that Parent shall request, and (B) transfer to Parent all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Parent under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY, THE SELLER AND THE KEY STAKEHOLDERS

The Company, the Seller, and the Key Stakeholders hereby represent and warrant to each of Parent and MergerCo, subject to such exceptions as are specifically disclosed in the disclosure schedule (which disclosure should reference the appropriate section and subsection numbers of this Article III, provided, however, that any disclosures made therein shall apply to any other section or subsection without repetition where it is reasonably clear on the face of such disclosure that the disclosure is intended to apply to such other section or subsection), supplied by the Company, the Seller and the Key Stakeholders to Parent and MergerCo and dated as of the date hereof (the “Disclosure Schedule”), as follows:

3.1 Organization of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on the business of the Company as currently conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction where the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its activities make such qualification or licensing necessary to the Company’s business as currently conducted. The Company has made available to Parent true, complete and correct copies of its organizational documents (including its articles of incorporation and bylaws), each as amended to date and in full force and effect, and no amendments to any such organizational documents have been approved or proposed (collectively and respectively, the “Charter Documents”). The Company is not in violation of any provisions of the Charter Documents, and no changes thereto are pending.

(b) Section 3.1(b) of the Disclosure Schedule lists the directors and officers of the Company as of the date hereof.

(c) Section 3.1(c) of the Disclosure Schedule contains a true, correct and complete list, as of the date of this Agreement, of every state or foreign jurisdiction in which the Company and any of its Subsidiaries has employees or facilities or otherwise has conducted its business since inception (specifying the existence of employees or facilities in each such state or jurisdiction).

(d) The operations now being conducted by the Company are not now and have never been conducted under any other name.

3.2 Company Capital Structure.

(a) The authorized capital stock of the Company consists of 2,000,000 shares of Company Common Stock, of which 1,500,000 shares are issued and outstanding as of the date hereof. As of the date hereof, the Company Common Stock is held by the Persons with the domicile addresses set forth in Section 3.2(a) of the Disclosure Schedule, which further sets forth for each such Person the number of shares of Company Common Stock held by such Person and the number of the applicable Stock Certificates representing such shares. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Company’s Charter Documents, or any agreement to which the Company is a party or by which it is bound. There are no outstanding shares of Company Common Stock that constitute unvested restricted stock or that are otherwise subject to a repurchase or redemption right. There are no declared or accrued but unpaid dividends with respect to any shares of Company Common Stock. The Company has no other capital stock authorized, issued or outstanding.

(b) All outstanding shares of Company Common Stock have been validly issued or repurchased (in the case of shares that were outstanding and repurchased by the Company or any shareholder of the Company) in compliance with all applicable Laws, including federal and state securities Laws, and were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by the Company or any shareholder) in accordance with any right of first refusal or similar right or limitation Known to the Company, including those in the Charter Documents.

(c) The Company has never adopted, sponsored or maintained any stock option plan or any other plan, arrangement or agreement providing for equity compensation to any Person. Since inception, the Company has never issued any Equity Interests of the Company. Except as set forth in Section 3.2(a) of the Disclosure Schedule, there are no outstanding Equity Interests of the Company and there are no outstanding options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Equity Interest. There is no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar right with respect to the Company. As a result of the Merger, Parent will be the sole record and beneficial holder of all issued and outstanding Company Common Stock and all rights to acquire or receive any shares of Company Common Stock, whether or not such shares of Company Common Stock are outstanding, in each case free and clear of any Liens, other than the Permitted Liens.

(d) Except as contemplated hereby in connection with the Merger, there are no voting trusts, proxies, or other Contracts or understandings with respect to the voting stock of the Company. There are no agreements to which the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag along” rights) of any Company Common Stock.

3.3 Subsidiaries. Section 3.3 of the Disclosure Schedule sets forth a true, correct and complete list of each Subsidiary of Company, indicating its officers and directors, the record and beneficial owner of all of its issued and outstanding Equity Interests and its jurisdiction of formation. Except as set forth in Section 3.3 of the Disclosure Schedules, the Company does not currently own or control, directly or indirectly, any interest in any corporation, partnership, trust, joint venture, limited liability company, association, or other business entity or any interest convertible into or exchangeable or exercisable for, any Equity Interest or similar interest in, any Person, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any Person. The Company is not a participant in any joint venture, partnership or similar arrangement. Each Subsidiary of the Company (1) is duly organized, validly existing and (to the extent such concept exists under the law of the jurisdiction of organization of such Subsidiary) in good standing under the laws of the jurisdiction of its organization, (2) has all requisite corporate or similar power and corporate or similar authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted, and (3) is qualified to do business and (to the extent such concept exists under the law of the jurisdiction of organization of such Subsidiary) in good standing in every jurisdiction where such qualification is required. The Company has made available to Parent a true and correct copy of the articles of incorporation, certificate of incorporation, and bylaws, and other organizational documents of each Subsidiary of Company, each as amended to date, and each as in full force and effect on the date hereof. No Subsidiary of the Company is in violation of any of the provisions of its organizational documents, and no changes thereto are pending. All of the outstanding Equity Interests of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable (to the extent such concept exists under the law of the jurisdiction of organization of such Subsidiary), and is free of any encumbrance, preemptive rights and put or call rights created by law, the organizational documents of such Subsidiary, or any Contract to which Company or such Subsidiary is or will be a party or by which it is bound or of which it has Knowledge. There are no Contracts to which any Subsidiary of Company is or will be a party or by which it is bound obligating any Subsidiary of Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any Equity Interest of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Contract. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to any Subsidiary of the Company.

3.4 Authority and Enforceability. Each of the Key Stakeholders has the requisite legal capacity and competence to execute, deliver and perform this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. Each of the Company and the Seller has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which the Company, the Seller or the Key Stakeholders is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary individual, corporate and shareholder action on the part of the Company, the Seller and the Key Stakeholders, and no further individual, corporate or shareholder action is required on the part of the Company, the Seller and the Key Stakeholders to authorize this Agreement and any Related Agreements to which it is a party and the transactions contemplated hereby and thereby. This Agreement and the Merger have been unanimously approved by the Board. This Agreement and each of the Related Agreements to which the Company, the Seller and the Key Stakeholders is a party have been duly executed and delivered by the Company, the Seller and the Key Stakeholders, as applicable, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of the Company, the Seller and the Key Stakeholders, as applicable, enforceable against the Company, the Seller and the Key Stakeholders, as applicable in accordance with their respective terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company, including the Company’s Ultimate Parent Entity as that term is defined in 16 C.F.R. Part 801.1(a)(3), (i) is not engaged in manufacturing as defined in 16 C.F.R. Part 801.1(j) and (ii) has total assets of less than Fifteen Million Six Hundred Thousand Dollars ($15,600,000) as determined in accordance with 16 C.F.R. Part 801.11.

3.5 No Conflict. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company, the Seller or the Key Stakeholders is a party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with, result in any material violation of, or any default or event of default under (with or without notice or lapse of time, or both), give rise to a right of termination, cancellation, modification or acceleration of any material obligation or loss of any material benefit under, or result in any Lien on the Company’s or any of its Subsidiaries’, as applicable, properties or assets under (any such event, a “Conflict”), (a) any provision of the Charter Documents, (b) any Specified Contract, or (c) any Law or Order applicable to the Company, any of its Subsidiaries, the Seller or the Key Stakeholders or any of

their respective properties or assets (whether tangible or intangible). Section 3.5 of the Disclosure Schedule sets forth all necessary consents, notices, waivers and approvals of parties to any Specified Contracts as are required thereunder in connection with the Merger for any such Specified Contract to remain in full force and effect without limitation, modification or alteration after the Closing Date so as to preserve all rights of, and benefits to, the Company and its Subsidiaries, as the case may be, under such Specified Contracts from and after the Closing Date. Following the Closing Date, the Company or its Subsidiaries will be permitted to exercise all of their rights under the Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or such Subsidiary would otherwise be required to pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred.

3.6 Governmental Consents. No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by, or with respect to, the Company, the Seller or the Key Stakeholders in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company is a party or the consummation of the transactions contemplated hereby and thereby (“Company Authorizations”) other than compliance with any applicable requirements of the HSR Act or any other applicable Antitrust Law analogous to the HSR Act or otherwise regulating antitrust or merger control matters in foreign jurisdictions.

3.7 Company Financial Statements; Internal Controls.

(a) Section 3.7(a) of the Disclosure Schedule sets forth true, correct and complete copies of the Company’s: (i) unaudited balance sheet and statement of income as of December 31, 2014 and for the twelve (12) months then ended (the “2014 Financials”); (ii) audited balance sheet, statement of operations, statement of shareholders’ deficit and statement of cash flows as of December 31, 2015 and for the twelve (12) months then ended (the “2015 Financials”); and (iii) unaudited balance sheet of the Company as of October 31, 2016 (the “Balance Sheet Date”), and the unaudited statement of income for the ten (10) months then ended (the “Interim Financials”). The 2014 Financials, the 2015 Financials and the Interim Financials (collectively referred to as the “Financial Statements”) are consistent with the Books and Records of the Company and its Subsidiaries and have been prepared in accordance with GAAP consistently applied throughout the periods indicated, and the methodology for preparing the Financial Statements has been consistent with the Company’s past practice. The Financial Statements present fairly the financial condition, operating results and cash flows of the Company and its Subsidiaries, taken as a whole, as of the dates and during the periods indicated therein. The Company’s balance sheet as of the Balance Sheet Date is referred to hereinafter as the “Current Balance Sheet.”

(b) The Company maintains Books and Records that reflect fairly its assets and Liabilities, taken as a whole, and maintains proper and adequate internal accounting controls that provide assurance (i) that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management and the Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or any of its Subsidiaries, (iv) that the amount recorded for assets on the books and records of the Company and each of its Subsidiaries are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(c) Neither the Company, its Subsidiaries, the Seller nor any Key Stakeholder has, nor has any Representative thereof, received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices. There have been no instances of fraud by any officer or Employee, whether or not material, that occurred during any period covered by the Financial Statements and the Company has not, nor has any representative thereof, received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral regarding fraud by any officer or Employee.

3.8 No Undisclosed Liabilities. The Company and its Subsidiaries have no Liability, Indebtedness, expense, claim, obligation, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or otherwise, except for those that: (a) have been reflected in the Current Balance Sheet; (b) have arisen in the ordinary course of business consistent with past practice since the Balance Sheet Date, including with regard to nature, frequency and magnitude; or (c) does not exceed $50,000 in the aggregate.

3.9 No Changes. From the Balance Sheet Date through the date of this Agreement, there has not been, occurred or arisen with respect to the Company and its Subsidiaries any:

(a) event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect;

(b) material transaction or commitment by the Company or any of its Subsidiaries or relinquishment of any material right by the Company or any of its Subsidiaries, except in the ordinary course of business as conducted on that date and consistent with past practice;

(c) modifications, amendments or changes to the Charter Documents;

(d) payment, discharge, release, waiver or satisfaction of any claim or right, or Liability in an amount in excess of $10,000, in any one case, or $25,000 in the aggregate, other than payments, discharges or satisfactions in the ordinary course of business of claims and rights or Liabilities properly reflected or reserved against in the Current Balance Sheet;

(e) destruction of, damage to, or loss of any material assets (whether tangible or intangible), material business or loss of a customer or supplier of the Company or any of its Subsidiaries (in each case, whether or not covered by insurance);

(f) employment dispute or lawsuits, including, but not limited to, demands, claims or matters raised by any individual, Governmental Authority, or any workers’ representative organization, bargaining unit or union regarding, claiming or alleging any labor issue or claim of breach of contract, policy, or past practice, misrepresentation, wrongful or unlawful discharge or any unlawful employment or labor-related practice, breach or action, and unlawful wage and hour practices under the Fair Labor Standards Act and applicable state and local laws;

(g) adoption of or change in the accounting policies or procedures (including any change in reserves for excess or obsolete inventory, doubtful accounts or other reserves, depreciation or amortization policies or rates, or billing and invoicing policies);

(h) adoption of or change in any material Tax accounting method, making of or change in any material Tax election, settlement or compromise of any Tax claim or assessment, entering into any closing agreement in respect of Taxes, filing or amending of any Return, surrendering of any right to claim a refund of Taxes, or consent to the waiver or extension of the limitations period for any Tax claim or assessment;

(i) (i) declaration, setting aside, or payment of a dividend or other distribution (whether in cash, stock or property) in respect of any Company Common Stock, (ii) any split, combination or reclassification in respect of any shares of Company Common Stock, (iii) any issuance or authorization of any issuance of any other securities in respect of, in lieu of, or in substitution for shares of, Company Common Stock, or (iv) any direct or indirect repurchase, redemption, or other acquisition by the Company of any shares of Company Common Stock (or options, warrants or other rights convertible into, exercisable or exchangeable therefor);

(j) (i) termination or extension, or amendment, waiver or modification of the terms, of any Specified Contract not specifically required by the terms thereof, (ii) breach of or default under any Specified Contract or the occurrence of any event or condition which, with the giving of notice or the passage of time or both, could constitute such a breach or default or (iii) any renewal of any Specified Contracts prior to their existing renewal dates;

(k) any issuance or authorization of any issuance of any other securities in respect of, in lieu of, or in substitution for shares of Company Common Stock;

(l) sale, lease, sublease, license or other disposition of any of the assets (whether tangible or intangible) or properties of the Company or any of its Subsidiaries, including the sale of any accounts receivable of the Company or any of its Subsidiaries, or any creation of any Lien in such assets or properties other than non-exclusive licenses of, or agreements to provide on a hosted basis, any Company Product to customers pursuant to agreements that have been entered into in the ordinary course of business consistent with past practice that do not differ in any material respect from the Standard Form Agreements;

(m) loan by the Company or any of its Subsidiaries to any Person, forgiveness by the Company or any of its Subsidiaries of any loan to any Person, incurring by the Company or any of its Subsidiaries of any Indebtedness, guaranteeing by the Company or any of its Subsidiaries of any Indebtedness, issuance or sale of any debt securities of the Company or any of its Subsidiaries or guaranteeing of any debt securities of others, except for reasonable advances to current Employees not exceeding $2,000 for business travel and other business expenses in the ordinary course of business consistent with past practice;

(n) commencement, settlement, written notice or threat of any lawsuit or proceeding or other investigation against or involving the Company or any of its Subsidiaries or any of their respective properties, assets, business or affairs;

(o) any claim or notice of any potential claim of ownership by any Person, other than the Company or any of its Subsidiaries, of Company Intellectual Property, or of infringement by the Company or any of its Subsidiaries of any other Person’s Intellectual Property Rights;

(p) issuance or sale, or Contract or undertaking to issue or sell by the Company (i) any shares of Company Common Stock or securities convertible into, or exercisable or exchangeable for, shares of Company Common Stock, or (ii) any securities, warrants, options or rights to purchase any of the foregoing;

(q) sale, lease or license (or offer to sell, lease or license) of any Company or any of its Subsidiaries’ Intellectual Property Rights or Company Product or execution of any agreement with respect to any Company Intellectual Property or Company Product with any Person or with respect to the Intellectual Property Rights or Technology of any Person (other than non-exclusive licenses of, or agreements to provide on a hosted basis, any Company Product, to customers pursuant to agreements that have been entered into in the ordinary course of business consistent with past practice that do not differ in any material respect from the Standard Form Agreements), (ii) purchase or license of any Intellectual Property Rights or Technology or execution of any agreement with respect to the Intellectual Property Rights or Technology of any Person (other than licenses for Generally Commercially Available Code), (iii) agreement with respect to the development of any Intellectual Property Rights or Technology with a third party, (v) agreement or modification or amendment of an existing agreement with regard to development of any Intellectual Property with a third party, or (v) change in pricing or royalties set or charged by the Company or any of its Subsidiaries to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property Rights or Technology to the Company or any of its Subsidiaries (other than changes in pricing or royalties pursuant to agreements in effect as of the date of this Agreement that are made in the ordinary course of business and consistent with past practice);

(r) (i) increase in or decrease in or other change to the salary, wage rates, bonuses, commissions, fees, fringe benefits or other compensation (including equity based compensation) payable or to become payable by the Company or any of its Subsidiaries to, or in respect of, any of their respective Employees, (ii) declaration, payment or commitment or obligation of any kind for the payment (whether in cash or equity or otherwise) by the Company or any of its Subsidiaries of a notice payment, severance payment, leave approval or payment, Change in Control Payment, any other termination or employment-related payment, bonus, special remuneration or other additional salary or compensation (including equity based compensation), in each case, to any of its Employees, (iii) promise to pay any special bonus or special remuneration (whether payable in cash, equity or otherwise) to any Employee, or (iv) adoption, termination or amendment of any Company Employee Plan, collective bargaining agreement, or any Merger bonus plan or any similar plan;

(s) agreement or modification of any Contract pursuant to which any other party is or was granted marketing, distribution, development, delivery, manufacturing or similar right of any type or scope with regard to any Company Intellectual Property or Company Product;

(t) increase in or alteration to the indemnification obligations of the Company or any of its Subsidiaries to any Employee;

(u) execution, termination or amendment of any Employee Agreement;

(v) the hiring of any individual, termination or resignation of any Employee or contractor, including any officer of the Company or any of its Subsidiaries, the promotion, demotion or other change to employment status or title of any officer of the Company or any of its Subsidiaries, or the resignation or removal of any member of the board of directors of the Company or any of its Subsidiaries;

(w) acceleration or delay in the payment of, or agreement to any change in the payment terms of, any accounts payable or other Liabilities or accounts receivable or notes payable, or agreement do anything that would have the effect of cause the Company’s working capital position to differ from historical levels and trends;

(x) issuance or agreement to issue any refunds, credits, allowances or other concessions with customers with respect to amounts collected by or owed to the Company or any of its Subsidiaries, or waiver or release of any right or claim of the Company or any of its Subsidiaries;

(y) purchase or sale of any interest in real property, granting of any security interest in any real property, entry into or renewal, amendment or modification of any lease, license, sublease or other occupancy of any Leased Real Property or other real property by the Company or any of its Subsidiaries;

(z) execution of any strategic alliance, affiliate or joint marketing arrangement or agreement by the Company or any of its Subsidiaries; or

(aa) agreement or commitment by the Company or any of its Subsidiaries, or any officer or Employee on behalf of the Company or any of its Subsidiaries, to do any of the things described in the preceding clauses (a) through (z), inclusive, of this Section 3.9 (other than negotiations with Parent and its Representatives regarding the transactions contemplated by this Agreement and any Related Agreements).

3.10 Accounts Receivable.

(a) Section 3.10(a) of the Disclosure Schedule sets forth a list of all accounts receivable of the Company and each of its Subsidiaries, as of the Balance Sheet Date, together with an aging schedule (of only billed accounts receivable) indicating a range of days elapsed since original invoice, and indicating the amounts of allowances for doubtful accounts. None of such accounts receivable have been re-invoiced since the original invoice date.

(b) All of the accounts receivable, of the Company and each of its Subsidiaries arose in the ordinary course of business, consistent with past practices, are carried at net realizable values, and do not represent obligations for goods sold on consignment, on approval or on a sale or return basis or subject to any other repurchase or return arrangement.

(c) None of the accounts receivable of the Company or any of its Subsidiaries is subject to any claim of offset, recoupment, setoff or counter-claim, and the Company has no Knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. None of the accounts receivable of the Company or any of its Subsidiaries is contingent upon the performance by the Company or any of its Subsidiaries of any obligation or

Contract and no agreement for deduction or discount has been made with respect to any of such accounts receivable. Any allowance for doubtful accounts provided for in the Financial Statements are adequate and have been established in accordance with GAAP.

3.11 Taxes.

(a) Definition of Taxes. For all purposes of this Agreement, the term “Tax” or, collectively, “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties (including stamp duty), impositions and Liabilities, including capital gains taxes, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, estimated, environmental, alternative minimum, withholding, payroll, recapture, employment, unclaimed property, escheat, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties, and additions imposed with respect to such amounts.

(b) Returns and Audits.

(i) Each of the Seller, the Company and all of its Subsidiaries has (A) prepared and timely filed all required U.S. federal, state, local and non-U.S. returns, estimates, information statements and reports (including any amendments thereof or attachments or schedules thereto or claims for refund) or other information required to be supplied to any Tax Authority (“Returns”) required to be filed by it and such Returns are true, complete and correct in all materials respects and have been completed in accordance with applicable Law, and (B) timely paid all Taxes it is required to pay (whether or not shown on a Return).

(ii) Each of the Seller, the Company and its Subsidiaries has registered with all appropriate Tax Authorities and has duly and timely reported, withheld, and remitted, as applicable, with respect to their respective Employees, shareholders and other third Persons, all employment, withholding and similar Taxes.

(iii) There is no Tax deficiency outstanding, assessed or proposed against the Seller, the Company or any of its Subsidiaries, nor has the Seller, the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) No audit or other examination of any Return of the Seller, the Company or any of its Subsidiaries is presently in progress, nor has the Seller, the Company or any of its Subsidiaries been notified of any request for such an audit or other examination, and the Company has no Knowledge that any such action or proceeding is being contemplated. No claim has ever been made that the Seller, the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction where it does not file Returns. No adjustment relating to any Return filed by the Seller, the Company or any of its Subsidiaries has been proposed by any Tax Authority to the Company or any representative thereof. Neither the Seller (with respect to the Company), the Company nor any of its Subsidiaries is a party to or bound by any closing or other agreement or ruling with any Tax Authority. There are no matters relating to Taxes under discussion between any Tax Authority and the Seller (with respect to the Company) or the Company or any of its Subsidiaries.

(v) Neither the Company nor any of its Subsidiaries has any Liabilities for unpaid Taxes as of the Balance Sheet Date which have not been accrued or reserved on the Current Balance Sheet, whether asserted or unasserted, contingent or otherwise, and neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes since the Balance Sheet Date other than in the ordinary course of business.

(vi) The Company has made available to Parent copies of all federal and state income and other material Returns for the Company, all of its Subsidiaries and the Seller filed for all periods for which the applicable statute of limitations has not expired.

(vii) There are no Liens on the assets of the Company or any of its Subsidiaries relating or attributable to Taxes. There is no basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien for Taxes on the assets of the Company or any of its Subsidiaries.

(viii) Neither the Seller, the Company nor any of its Subsidiaries has engaged in a reportable transaction under Treasury Regulation Section 1.6011-4(b).

(ix) Neither the Company nor any of its Subsidiaries has (A) ever been a member of an affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated income Return, (B) ever been a party to or bound by, or had any obligation under, any Tax sharing, indemnification or allocation agreement, nor does the Company owe any amount under any such agreement, (C) any Liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by Contract, by operation of Law, or otherwise, and (D) ever been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(x) The Seller has duly elected to be treated as an S corporation pursuant to Section 1362(a) of the Code and the Laws of each state and other jurisdiction in which the Seller conducts business or could otherwise be subject to income Taxes as of January 1, 2010 (or, in the case of any state election, as of the later of such date or the first date on which the Company became subject to income taxes in such state). The Company has duly and timely elected to be treated as a “qualified subchapter S subsidiary” of the Seller pursuant to Section 1361(a) of the Code from the date of its formation or has otherwise been during its existence disregarded as separate from Seller for U.S. federal income tax purposes. Each of these elections was effective when initially made and is currently effective (without regard to the transactions contemplated by this Agreement). The Seller has at all times satisfied the requirements to qualify as an S corporation under Section 1361(a) of the Code, and no event has occurred (or fact has existed) that would preclude the Seller from qualifying as an S corporation under Section 1361(a) or which would terminate the Seller’s S corporation status or the Company’s qualified subchapter S subsidiary status (other than the transaction contemplated by this Agreement). No Governmental Authority has challenged the effectiveness of any of these elections.

(xi) The Seller has no potential liability under Section 1374 of the Code with respect to the assets of the Company or any of its Subsidiaries. The Seller has not in the past ten (10) years, (i) acquired or caused the Company or any of its Subsidiaries to acquire assets from another corporation in a transaction in which the Seller’s tax basis for the acquired assets was determined, in whole or in part, by reference to the tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is a qualified subchapter S subsidiary other than the Company.

(xii) The Seller uses the accrual method of accounting for income Tax purposes.

(xiii) Neither the Company nor any of its Subsidiary is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment, place of business or source of income in that country. The Company and all of its Subsidiaries are and have at all times been resident for Tax purposes in their country of incorporation or formation and are not and have not at any time been treated as resident in any other country for any Tax purpose (including any arrangement for the avoidance of double taxation). Neither the Company nor any of its Subsidiaries is liable for any Tax as the agent of any other Person nor constitutes a permanent establishment or place of business of any other Person for any Tax purpose.

(c) Neither the Company nor any of its Subsidiaries are or have been a party to a transaction or Contract that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction. All applicable transfer pricing rules have been complied with, and all documentation required by all relevant transfer pricing Laws has been timely prepared.

(d) Loss of Compensation Deduction. There is no Contract, Employee Agreement or Company Employee Plan to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Employee, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m), Section 280G or Section 404 of the Code.

(e) 409A Compliance. Neither the Company nor any of its Subsidiaries has ever maintained, established, or sponsored a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code). There is no Contract, Employee Agreement or Company Employee Plan to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Employee, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to any Employee for Tax-related payments under Section 409A of the Code. No payment to be made under any Company Employee Plan or Employee Agreement is, or, to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(f) Section 280G. Except as set forth in Section 3.11(f) of the Disclosure Schedules, none of the Company or any of its ERISA Affiliates has made any payment or provided any benefit to any Employee and is a party to a contract, agreement or arrangement with any Employee to make any payment or provide any benefit, individually or considered collectively with any other events, agreements, plans, arrangements or other Contracts, that will, or could reasonably be expected to, be characterized as a “parachute payment” within the meaning of Section 280G(b)(1) of the Code or that could be deductible under Section 280G of the Code. There is no agreement, plan, arrangement, or other Contract by which the Company or any of its ERISA Affiliates is bound to compensate any Employee for excise Taxes paid pursuant to Section 4999 of the Code.

3.12 Restrictions on Business. There is no Contract (non-competition or otherwise) or Order to which the Company or any of its Subsidiaries is a party or otherwise binding upon the Company’s or any of its Subsidiaries’ properties or assets, which has or would reasonably be expected to have the effect of prohibiting or impairing: (i) any business practice of the Company or any of its Subsidiaries, or following the Closing, Parent, the Company or any of its Subsidiaries; (ii) any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries, or following the Closing, Parent or the Company or; (iii) the conduct of business by the Company or any of its Subsidiaries, or otherwise limiting the freedom of the Company or any of its Subsidiaries, or following the Closing, Parent or the Company or any of its Subsidiaries, to engage in any line of business or to compete with any Person.

3.13 Title to Properties; Absence of Liens; Condition of Business Tangible Property.

(a) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property.

(b) Section 3.13(b) of the Disclosure Schedule sets forth a list of all leases, lease guaranties, subleases, Contracts for the leasing, use or occupancy of, or otherwise granting a right in or relating to any real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries (the “Leased Real Property”), including all amendments, terminations and modifications thereof and all consents and waivers relating thereto (“Lease Agreements”); and there are no other Lease Agreements affecting the Leased Real Property or to which the Company or any of its Subsidiaries is bound. There is not, under any of such Lease Agreement, any existing default (or event which with notice or lapse of time, or both, could constitute a default), and no rent is past due. The Lease Agreements are in full force and effect and valid and enforceable in accordance with their respective terms. Neither the Company nor any of its Subsidiaries has received any notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn. Except as set forth on Section 3.13(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has received notice of early termination of any Lease Agreement. The Closing will not affect the enforceability against any Person of any Lease Agreement or the rights of the Company or any of its Subsidiaries to the continued use and possession of the Leased Real Property for the conduct of business as presently conducted. The Company currently occupies all of the Leased Real Property for the operation of its business except as set forth in Section 3.13(b) of the Disclosure Schedule. There are no other parties occupying, or with a right to occupy, the Leased Real Property, except as set forth in Section 3.13(b) of the Disclosure Schedule. The Company and its Subsidiaries do not owe brokerage commissions or finder’s fees with respect to any such Leased Real Property or would owe any such fees if any existing Lease Agreement were renewed pursuant to any renewal options contained in such Lease Agreements.

(c) The Company has made available to Parent true, correct and complete copies of all Lease Agreements. Each Lease Agreement constitutes the entire agreement of the landlord and the tenant thereunder, and no term or condition thereof has been modified, amended or waived, except as described in Section 3.13(b) of the Disclosure Schedule and shown in the copies of the Lease Agreements that have previously been made available by the Company to Parent. The Company has not transferred or assigned any interest in any such Lease Agreement and the Company has not subleased or otherwise granted rights of use or occupancy of any of the premises described therein to any other Person.

(d) To the Knowledge of the Company, each Leased Real Property and all of its operating systems are in good operating condition and repair, water-tight and free from material structural, physical, mechanical, electrical, plumbing, roof or other defects, is maintained in a first-class manner consistent with industry standards generally followed with respect to similar property, and is suitable for the conduct of the business of the Company as presently conducted.

(e) To the Knowledge of the Company, the landlord under each Lease Agreement has complied with all of the requirements, conditions, representations, warranties and covenants of the landlord thereunder, including, without limitation, the timely completion of construction of the leased premises in a good and workmanlike manner and otherwise in accordance with the Lease Agreements.

(f) The Company and its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in and/or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, free and clear of any Liens, other than the Permitted Liens. Section 3.13(f) of the Disclosure Schedule sets forth the tangible properties and assets, real, personal and mixed, used and/or held for use in the conduct of the business of the Company and its Subsidiaries with an individual net book value of more than $10,000.

(g) The Company or its Subsidiaries, as applicable, have good title to, or valid leasehold or license interests in, all of their assets, free and clear of all Liens, other than the Liens identified on Schedule 3.13(g) attached hereto (the “Permitted Liens”).

3.14 Intellectual Property.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(i) “Company Intellectual Property” means any and all Technology and Intellectual Property Rights that are owned by or purported to be owned by, or exclusively licensed to, Company, including, without limitation, all Derivative Works and, other than with respect to any third-party Intellectual Property Rights or Technology listed in Section 3.14(t)(2) of the Disclosure Schedule and subject to Inbound Licenses, all Company Products.

(ii) “Company Intellectual Property Rights” means any and all Intellectual Property Rights that are owned by or purported to be owned by, or exclusively licensed to, the Company.

(iii) “Company Products” means all products and services developed (including products and services under development), manufactured, made commercially available, marketed, distributed, sold, imported for resale, or licensed by or on behalf of the Company or any of its Subsidiaries since the Company’s inception, including without limitation, all products and services which the Company or any of its Subsidiaries intends to manufacture, make commercially available, market, distribute, sell, import for resale, or license within twelve (12) months after the date hereof.

(iv) “Company Privacy Policy” means any external or internal privacy policy of the Company or any of its Subsidiaries, including any policy relating to: (i) the privacy of users of any Company Product or of any Company Site, (ii) the collection, storage, disclosure, and transfer of any Customer Data or Personally Identifiable Information, or (iii) any Employee information.

(v) “Customer Data” means all data, metadata, information or other content (i) received by the Company or any of its Subsidiaries from users or customers of any Company Product, or users of any Company Site, (ii) otherwise stored or hosted by or on behalf of the Company or any of its Subsidiaries, or (iii) received by Company or any of its Subsidiaries from any Company Product used, leased, licensed, or sold to customers.

(vi) “Derivative Works” means any additions, changes or modifications to any Company Product that are to any extent made independently or jointly by or on behalf of the Company or any customer, other than additions, changes or modifications to Software developed by any customers or any third Person acting on the customer’s behalf that is solely used to interface or otherwise connect any Company Product to such customer’s Software and does not incorporate any Company Product.

(vii) “Generally Commercially Available Code” means any generally commercially available software in (i) executable code form licensed to the Company or any of its Subsidiaries on a perpetual license basis for a single up-front license fee, for a cost of not more than $10,000 for a perpetual license per user or work station, and not more than $50,000 in the aggregate for perpetual licenses for all users and work stations, or (ii) available on a hosted subscription basis, for a cost of not more than $10,000 annually in aggregate for all users and work stations; provided that Generally Commercially Available Code shall exclude any development tools or development environments, and any other Software or Technology that is or will, to any extent, be incorporated into, integrated or bundled with, linked with, used in the development or compilation of, or require any payment with respect to, any Company Product or other intellectual property offering of the Company or any of its Subsidiaries.

(viii) “Intellectual Property Rights” means any or all of the following and all rights in, arising out of, or associated therewith, in each case throughout the world: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries including without limitation invention disclosures (“Patents”); (ii) all trade secrets and other rights in know-how and confidential or proprietary information; (iii) all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like (“Moral Rights”) and all other rights associated with works of authorship, including copyrights, copyrights registrations and applications therefor and all other rights corresponding thereto; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) mask works, mask work registrations and applications therefor, and all other rights corresponding thereto throughout the world; (vi) all World Wide Web addresses and domain names, uniform resource locators, (vii) other names and locators associated with the Internet, and applications and registrations therefor (“Domain Names”), (viii) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); and (ix) any similar, corresponding or equivalent rights to any of the foregoing.

(ix) “Open Source Software” means all software or other Technology that is distributed as “open source software” or “free software” or is otherwise publicly distributed or made generally available in source code or equivalent form under terms that permit modification and redistribution of such software or Technology. Open Source Software includes, without limitation, any software under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License).

(x) “Personally Identifiable Information” means any information that alone or in combination with other information held by or on behalf of the Company or any of its Subsidiaries identifies or can be used to specifically identify a Person or an individual computer, device or application, including, but not limited to, a natural person’s name, street address, telephone number, e-mail address, IP address, photograph, social security number, driver’s license number, passport number, credit or debit card number, customer or financial account number or any similar information that is treated as personally identifiable information under any applicable Laws.

(xi) “Registered Intellectual Property” means all Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental Authority or other public legal authority at any time anywhere in the world.

(xii) “Technology” means any or all of the following: (i) works of authorship including algorithms, diagrams, formulae, APIs and computer programs, whether in source code or in executable code form, library, subroutines, user interfaces, architecture, schematics, configurations and documentation (“Software”), (ii) inventions (whether or not patentable), discoveries and improvements, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and financial and technical data, (v) logos, trade names, trade dress, Trademarks and service marks (including brand names, product names, logos and slogans), (vi) Domain Names, web addresses and sites, (vii) methods, protocols, techniques and processes, (viii) devices, prototypes, designs and schematics, and (ix) other forms of technology (whether embodied in any tangible forms and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

(b) Registered Intellectual Property. Section 3.14(b) of the Disclosure Schedule (i) lists all Registered Intellectual Property that is owned by, purported to be owned by, exclusively licensed to, or held in the name of the Company or any of its Subsidiaries (“Company Registered Intellectual Property”) including any application, registration or serial numbers, (ii) lists any actions that must be taken by the Company or any of its Subsidiaries within one hundred eighty (180) days of the date of this Agreement with respect to the registration, maintenance or renewal of any of the foregoing, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, and (iii) lists any proceedings or actions before any court or tribunal (including the TTAB and PTAB of the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any Company Registered Intellectual Property or Company Intellectual Property. All registration, maintenance and renewal-related actions (including the payment of fees or the filing of any documents or certificates) currently due (or which will be due on or before the Closing Date) in connection with such Company Registered Intellectual Property have been or will be timely paid, and all documents and certificates currently required to be filed (or which will be required to be filed on or before the Closing Date) in connection with such Company Registered Intellectual Property have been or will be timely filed with the PTO or other relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property. Neither the Company nor and of its Subsidiaries has claimed any status in the application for or registration of any Registered Intellectual Property Rights, including “small business status,” that would not be applicable to Parent.

(c) Transferability of Company Intellectual Property. All Company Intellectual Property owned or purported to be owned by the Company or its Subsidiaries as of the date hereof is, and, as of and following the Closing, will be fully transferable, alienable and licensable by Parent without restriction and without payment of any kind to any Person, other than pursuant to the Permitted Liens.

(d) Validity. The Company Intellectual Property Rights as of the date hereof are, and, as of and immediately following the Closing, will be valid and enforceable, and, without limiting the foregoing, to the Knowledge of Company, there are no facts or circumstances that would render any Company Intellectual Property Rights invalid or unenforceable. Without limiting the foregoing, there exists no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that, to the Knowledge of Company, would render any of the Company Registered Intellectual Property invalid or unenforceable, or would affect any pending application for any Company Registered Intellectual Property and the Company has not knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property.

(e) Title to Company Intellectual Property. Except as set forth in Section 3.14(e) of the Disclosure Schedule:

(i) The Company or one of its Subsidiaries is the sole and exclusive owner of each item of Company Intellectual Property, free and clear of any Liens other than (A) Permitted Liens, (B) non-exclusive, licenses granted under Ordinary Course Outbound Agreements, and (C) Contracts listed on Section 3.14(h) of the Disclosure Schedule.

(ii) The Company or one of its Subsidiaries has the sole and exclusive right to bring a claim or suit against a third party for infringement or misappropriation of the Company Intellectual Property Rights.

(iii) No third Person has been granted ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that are or were, at the time, Company Intellectual Property Rights.

(iv) No Intellectual Property Rights that are or were, at the time, material Company Intellectual Property have been permitted to lapse or enter into the public domain.

(v) Any and all Company Intellectual Property that is or was owned by any Employee or other third Person has been properly transferred to the Company or one of its Subsidiaries.

(vi) No Company Intellectual Property or Company Product is subject to any claim, proceeding or outstanding decree, order, judgment, or stipulation or Contract restricting in any material manner, the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(f) Third Party Intellectual Property Rights. Section 3.14(f) of the Disclosure Schedule sets forth all Contracts under which the Company or any of its Subsidiaries is granted any right under any Intellectual Property Rights or with respect to Technology of any other Person (collectively, “Inbound Licenses”), other than (i) licenses for Open Source Software listed in Section 3.14(o) of the Disclosure Schedule and (ii) licenses for Generally Commercially Available Code.

(g) Standard Form Agreements. Copies of the Company’s and its Subsidiaries’ standard form(s) of non-disclosure agreement and the Company’s and its Subsidiaries’ standard form(s), including attachments, of non-exclusive licenses of, or agreements to provide on a hosted basis, any Company Product to customers (collectively, the “Standard Form Agreements”) are attached to Section 3.14(g) of the Disclosure Schedule.

(h) Outbound License Agreements. Other than (i) non-disclosure agreements that do not differ in any material respect from the corresponding Standard Form Agreements and (ii) non-exclusive licenses of, or agreements to provide on a hosted basis, any Company Product, to customers, pursuant to Contracts entered into by the Company or any of its Subsidiaries that do not differ in any material respect from the corresponding Standard Form Agreements and under which the Company or any of its Subsidiaries recognized consolidated revenues less than $10,000 during the prior twelve months (together the “Ordinary Course Outbound Agreements”), Section 3.14(h) of the Disclosure Schedule lists all Contracts under which any third Person has been licensed, provided or assigned or granted any right to any Company Intellectual Property and/or Technology (“Outbound Licenses”). All Outbound Licenses are in full force and effect.

(i) No Infringement by the Company. The operation of the business of the Company and its Subsidiaries as it is currently conducted or currently contemplated to be conducted by the Company and its Subsidiaries, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, delivery, sale and/or licensing of any Company Product, does not infringe or misappropriate and will not infringe or misappropriate when conducted in substantially the same manner by Parent following the Closing, any Intellectual Property Rights of any third Person, violate any right (including any right to privacy or publicity) of any third Person, or constitute unfair competition or trade practices under the Laws of any jurisdiction. Neither the Company nor any of its Subsidiaries has received notice from any Person claiming that such operation or any act, any Company Product, any Technology used by the Company or any of its Subsidiaries or any Company Intellectual Property violates, infringes or misappropriates any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction (nor does the Company have Knowledge of any basis therefor). Neither the Company nor any of its Subsidiaries is in violation of the terms of any Inbound Licenses.

(j) Third Party Rights. No third Person that has licensed to the Company or any of its Subsidiaries any Intellectual Property Rights that are included in or used for the provision of any Company Product or has provided to the Company or any of its Subsidiaries any Technology that is included in or used for the provision of any Company Product, has retained or been assigned by the Company or any of its Subsidiaries sole ownership of or has retained or been granted by the Company or any of its Subsidiaries exclusive license rights under any Intellectual Property Rights in any improvements or derivative works made solely or jointly by the Company or any of its Subsidiaries.

(k) Restrictions on Business. Other than as set forth in Section 3.14(k) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is restricted or limited from engaging in any line of business or from developing, using, making, selling, offering for sale any product, service or Technology. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent by operation of Law or otherwise of any Inbound Licenses or Outbound Licenses to which the Company or any of its Subsidiaries is a party, will, following Closing, result in: (i) Parent granting to any third Person any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Parent, (ii) the Company or any of its Affiliates granting to any third Person any right to or with respect to any Intellectual Property Rights owned by, or licensed to the Company or any of its Affiliates (other than rights granted by the Company or any of its Subsidiaries on or prior to the Closing Date under Intellectual Property Rights owned by the Company or any such Subsidiaries as of the Closing Date), (iii) Parent, any of its Subsidiaries or the Company or any of its Subsidiaries, being bound by, or subject to, any non-compete or other restriction on its freedom to engage in, participate in, operate or compete in any line of business, or (iv) Parent, the Company or any of its Affiliates being obligated to pay any royalties or other license fees with respect to Intellectual Property Rights of any third Person in excess of those payable by the Company or any of its Subsidiaries in the absence of this Agreement or the transactions contemplated hereby.

(l) No Third Party Infringement. To the Knowledge of the Company, no Person is violating, infringing or misappropriating any Company Intellectual Property Rights.

(m) Proprietary Information Agreements. Copies of the Company’s standard form of proprietary information, confidentiality and assignment agreement for employees (the “Employee Proprietary Information Agreement”) and the Company’s standard form of consulting agreement containing proprietary information, confidentiality and assignment provisions (the “Consultant Proprietary Information Agreement”) are attached to Section 3.14(m) of the Disclosure Schedule. All current and former employees of the Company or any of its Subsidiaries and all current and former consultants or contractors of the Company or any of its Subsidiaries who have been involved in the creation or development of any Technology or Intellectual Property

Rights for the Company or any of its Subsidiaries or have had access to any Company Intellectual Property have executed the applicable form of agreement and have assigned all of their Intellectual Property Rights related thereto to the Company or such Subsidiary, as applicable, in accordance with applicable Law. Without limiting the foregoing, no current or former Employee owns any Company Product or Company Intellectual Property, nor has any Employee made any assertions with respect to any alleged ownership. All Employees of the Company or any of its Subsidiaries and all other Persons that are or were involved in the creation, invention or development of Technology for or on behalf of the Company or any of its Subsidiaries or any Company Product, and at the time of such creation, invention or development, were residents of countries that recognize Moral Rights or whose service relationships are or were governed by applicable Laws in countries that recognize Moral Rights, have executed written agreements that to the fullest extent permitted under applicable Law, waive for the benefit of the Company and its Subsidiaries, all Moral Rights in any works of authorship included within such Technology or Company Product. Without limiting the foregoing, all rights in, to and under all Intellectual Property Rights and Technology created by the Company’s founders for or on behalf of, or in contemplation of, the Company or any of its Subsidiaries (or their respective business), prior to their commencement of employment with the Company, have been duly and validly assigned to the Company.

(n) No Government Funding. No government funding, facilities or resources of a university, college, other educational institution, multi-national, bi-national or international organization or research center was used by the Company or any of its Subsidiaries directly or indirectly in the development of any Company Intellectual Property or any Company Product. No Employee, who has been involved in the creation or development of any Technology or Intellectual Property Rights for the Company or any of its Subsidiaries, or has had access to such Technology or Intellectual Property Rights, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such Employee was also performing services for the Company or any of its Subsidiaries. There are no current or contingent usage rights, march in rights, manufacturing restrictions or other rights of any governmental entity in or to any Company Intellectual Property, nor to the Company’s Knowledge, in or to any other Intellectual Property that is either used by or for the Company or any of its Subsidiaries or that is otherwise necessary to conduct the business of the Company and its Subsidiaries as currently conducted and currently contemplated to be conducted. The Company Products are “Commercial Items” as the term is defined at 48 C.F.R. §2.101, and the Company Products, if licensed to Governmental Authority end users, are licensed (i) only as Commercial Items and (ii) with only those rights as are granted to all other end users. Language equivalent in all material respects to the preceding sentence is included in all contracts for Company Products entered into with a governmental entity.

(o) Open Source Software. The Company and its Subsidiaries have taken sufficient steps, including by implementing and enforcing commercially reasonable policies, designed to (i) identify Open Source Software used by the Company or any of its Subsidiaries or otherwise included in any Company Product, and (ii) regulate the use, modification, and distribution of Open Source Software in connection with the operation of the business of the Company and its Subsidiaries. Section 3.14(o) of the Disclosure Schedule lists all Open Source Software that is or has been incorporated into any Company Product or is otherwise used in the development, hosting or operation of any Company Product, and accurately describes the manner in which such Open Source Software was incorporated, linked or otherwise used, including, without limitation, whether the Open Source Software is or has been modified and/or distributed by the Company or any of its

Subsidiaries and whether (and if so, how) such Open Source Software was incorporated into or linked in any Company Product. Section 3.14(o) of the Disclosure Schedule also lists the applicable license terms for each such item of Open Source Software, the Company Products (if any) to which each such item of Open Source Software relates, and whether (and if so, how) each such item of Open Source Software has been modified or distributed by or for the Company or any of its Subsidiaries. All information set forth on Section 3.14(o) of the Disclosure Schedule is true, correct and complete. Neither the Company nor any of its Subsidiaries has used Open Source Software in any manner that (i) requires the disclosure or distribution in source code form of any Company Intellectual Property, including any portion of any Company Product other than such unmodified Open Source Software, (ii) requires the licensing of any Company Intellectual Property, or any portion of any Company Product other than such unmodified Open Source Software, for the purpose of making derivative works, (iii) imposes any restriction on the consideration to be charged for the distribution of any Company Intellectual Property, (iv) creates any obligation for the Company or any of its Subsidiaries with respect to any Company Intellectual Property or grants to any third Person, any rights or immunities under any Company Intellectual Property Rights, or (v) imposes any other limitation, restriction or condition on the right of the Company or any of its Subsidiaries to use or distribute any Company Intellectual Property. With respect to any Open Source Software that is used by the Company or any of its Subsidiaries in the operation of its business, the Company and its Subsidiaries, as applicable, are in compliance with all applicable licenses with respect thereto, complete copies of which have been provided to Parent.

(p) Source Code. Except as set forth on Section 3.14(p) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has, nor has any other Person acting on their behalf disclosed, delivered or licensed to any Person (other than disclosure or delivery to an Employee in connection with the performance of such employee’s duties to the Company or any of its Subsidiaries, subject to an Employee Proprietary Information Agreement), or agreed to disclose, deliver or license to any Person (other than disclosure or delivery to an Employee in connection with the performance of such Employee’s duties to the Company or such Subsidiary, subject to an Employee Proprietary Information Agreement), or permitted the disclosure or delivery to any escrow agent or other Person (other than disclosure or delivery to an Employee in connection with the performance of such employee’s duties to the Company or such Subsidiary, subject to an Employee Proprietary Information Agreement) of, any source code for any Company Product or Company Intellectual Property, and no Person has any right, contingent or otherwise, to obtain access to or use any such source code. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment or transfer to Parent, by operation of Law or otherwise, of any Company Intellectual Property, will result in, or entitle any Person to demand, the disclosure, delivery or license of any source code for any Company Product to any Person.

(q) Personally Identifiable Information and Customer Data. Section 3.14(q) of the Disclosure Schedule describes the types of Personally Identifiable Information and Customer Data collected (and the process by which such information is collected) by the Company or any of its Subsidiaries through Internet websites, mobile applications and online services owned, maintained or operated by or on behalf of the Company or any of its Subsidiaries (collectively, “Company Sites”), and through any Company Product, including the types of Personally Identifiable Information and Customer Data, and the method of collection for each, and also contains each Company Privacy Policy and identifies with respect to each Company Privacy Policy, the period of time during which such policy was or has been in effect, whether the terms of a later Company Privacy Policy apply to the data or information collected under such Company Privacy

Policy; and, if so, the mechanism (e.g., opt-in, opt-out, notice) used to apply the later Company Privacy Policy to such data or information. The Company and its Subsidiaries have complied at all times with each Company Privacy Policy, and has with all applicable Laws, contractual and fiduciary obligations, requirements of self-regulatory organizations, contractual obligations, consumer-facing statements and its internal privacy and security policies relating to (i) the privacy of users of any Company Site or Company Product, (ii) the collection, storage, transfer, retention, disposal and any other processing of any Personally Identifiable Information and Customer Data collected or used by the Company or any of its Subsidiaries in any manner or maintained by third Persons having authorized access to such information, or (iii) the transmission of unsolicited communications, messages and/or telephone calls (collectively, the “Privacy and Security Requirements”). Each Company Privacy Policy and all materials distributed or marketed by the Company or any of its Subsidiaries have at all times made all disclosures to users or customers and the Employees required by applicable Privacy and Security Requirements, and such disclosures made have not been inaccurate or in violation of any applicable Privacy and Security Requirements. Neither this Agreement, nor the transactions contemplated by this Agreement, nor the transfer to Parent or Parent’s possession or use (as such information has been used by the Company or any of its Subsidiaries) of any Personally Identifiable Information, Customer Data, or any other data contained in the Company’s or any of its Subsidiaries’ databases will result in any violation of any Privacy and Security Requirements.

(r) Protection of Personally Identifiable Information and Customer Data. The Company and its Subsidiaries have taken all commercially reasonable steps ( including, without limitation, implementing and monitoring compliance with industry standard measures with respect to technical and physical security) consistent with industry standards or required by applicable Laws or contractual obligations, to ensure the confidentiality, availability, security and integrity of the Company’s and its Subsidiaries’ information technology assets and the Personally Identifiable Information, Customer Data and all other content, data and information collected, processed, transmitted or maintained by or on behalf of the Company or any of its Subsidiaries (collectively, “Company Data”), are protected against damage, loss and against unauthorized access, modification, or disclosure or other misuse. Such steps and procedures comply with all Privacy and Security Requirements relating to the security of information technology assets, Company Data and Company Intellectual Property to which the Company, any of its Subsidiaries or any third party acting on its behalf has access or otherwise collects, transmits, handles, or stores. The Company and its Subsidiaries have maintained, and monitored reasonable measures with respect to technical, administrative, and physical security to preserve and protect the confidentiality, availability, security and integrity of the information technology assets, and all Company Data and Company Intellectual Property used, collected, processed, transmitted or stored by or on behalf of the Company, any of its Subsidiaries or any third party acting on its behalf (including protecting such systems from infection by Contaminants, access by unauthorized Persons, or access by authorized Persons that exceeds the Person’s authorizations), performing and documenting its risk assessment and management procedures; and conforming with industry best practices pertaining to secure programming techniques. The Company’s and its Subsidiaries’ information security practices conform, and at all times have conformed, to all of the Company’s and its Subsidiaries’ obligations under the Privacy and Security Requirements. There is no, nor has there ever been, any complaint to, or any audit, proceeding, investigation (formal or informal), or claim against, the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its customers, initiated by (i) any private Person, (ii) the United States Federal Trade Commission, any state attorney general or similar state official, or (iii) any other Governmental Authority, foreign or domestic, with respect to the security, confidentiality, transmission, availability, or integrity of information technology assets, Company Data or Company Intellectual Property or the compliance of the Company or any of its Subsidiaries with the Privacy and Security Requirements. All Company information technology assets, Company Data and Company Intellectual Property are and have at all times been collected, processed, transmitted, stored, and used in the U.S., and neither the Company nor any of its Subsidiaries is subject to the jurisdiction of any non-U.S. Governmental Authority with respect to the collection, processing, transmission, storage and use of Personally Identifiable Information and Customer Data. There has been no unauthorized access to or other misuse of any Personally Identifiable Information, Company information technology assets or Company Data, nor has there been any breach in security of any information technology assets on which any Personally Identifiable Information and/or Company Data is stored or otherwise processed.

(s) Disputes. There are no Contracts between the Company or any of its Subsidiaries on one hand and any other Person on the other hand with respect to any Intellectual Property Right or Technology under which there is any dispute regarding the scope of such Contract, or performance under such Contract, including with respect to any payments to be made or received by the Company or such Subsidiary thereunder.

(t) Products. Section 3.14(t)(1) of the Disclosure Schedule contains a complete and accurate list (by name and version number) of all Company Products. Section 3.14(t)(2) of the Disclosure Schedule sets forth a complete and accurate list and/or description of all Intellectual Property Rights and Technology of any third Person (in whole or in part) that is incorporated into, integrated or bundled with, linked with, or used in the development or compilation of, any Company Product.

(u) Bugs. Section 3.14(u) of the Disclosure Schedule sets forth the Company’s current (as of the date hereof) list of known bugs maintained by its development or quality control groups with respect to any of the Company Products and Company Intellectual Property. The Company has and enforces a policy to document all known bugs, errors and defects in the Company Products, and such documentation is retained and is available internally at the Company, as applicable, and has been made available to Parent. There are no bugs, errors or defects in any of the Company Products or Company Intellectual Property which do, or may reasonably be expected to, materially adversely affect the value, functionality or fitness of the intended purpose of such Company Product or Company Intellectual Property or that would reasonably be expected to materially adversely affect the Company’s or any of its Subsidiaries’ ability to perform any of its Contractual obligations. Except as set forth in Section 3.14(u) of the Disclosure Schedule, there has not been and there are no claims asserted against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its customers or distributors related to any of the Company Products or Company Intellectual Property; and neither the Company nor any of its Subsidiaries has been or is required to recall any Company Product.

(v) Contaminants. Except as set forth in Section 3.14(v) of the Disclosure Schedule, no Company Product or Company Intellectual Property contains any disabling codes or instructions or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of any Company Product, Company Data, Company Intellectual Property (or any part thereof) or data, information, content or other Technology of the Company, any of its Subsidiaries or any third Person (“Contaminants”).

(w) Security Measures. The Company and each of its Subsidiaries has taken commercially reasonable steps to protect the information technology systems used in connection with the operation of the Company and its Subsidiaries from unauthorized access and Contaminants. The Company has and maintains commercially reasonable disaster recovery and security plans, procedures and facilities for the business, which plans, procedures and facilities have been made available to Parent. There have been no unauthorized intrusions or breaches of the security of information technology systems used in connection with the operation of the business of the Company and its Subsidiaries.

(x) IP Sufficiency. The Company Intellectual Property, together with any Intellectual Property Rights or Technology licensed pursuant to Inbound Licenses, includes all Intellectual Property Rights and Technology that are used in or necessary to conduct the business of the Company and its Subsidiaries as it currently is conducted or, with respect to any Company Product, as currently proposed to be conducted by the Company and its Subsidiaries, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of any Company Product.

3.15 Agreements, Contracts and Commitments.

(a) Except as set forth in Section 3.15(a) of the Disclosure Schedule (specifying the appropriate clause to which such Contract relates), neither the Company nor any of its ERISA Affiliates is a party to, or is bound by:

(i) (A) any current Employee Agreement, or consulting agreement; (B) any Employee Agreement, Contract or commitment to grant any bonus, change in control, severance or other termination-related payment (in cash or equity or otherwise) to any Employee; (C) any Employee Agreement which cannot be terminated without cause or without notice and without liability or notice at the discretion of the Company or any ERISA Affiliate, as applicable, or (D) any contractor, consulting or sales agreement, Contract, or commitment with a firm or other organization;

(ii) any agreement, policy, past practice or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, or any plan providing similar equity awards, for which any benefits will be provided or increased, by the occurrence of any of the transactions contemplated by this Agreement (or any events following this Agreement, contingent or otherwise), or for which the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, except as required by the terms of this Agreement;

(iii) any fidelity or surety bond or completion bond;

(iv) any lease of, or purchase Contract for, personal property having a value in excess of $10,000 individually or $25,000 in the aggregate, or any Lease Agreements;

(v) any Contract of indemnification, hold harmless agreement or guaranty;

(vi) any Contract relating to capital expenditures and involving future payments in excess of $10,000 individually or $25,000 in the aggregate;

(vii) any Contract relating to the disposition or acquisition of assets or any interest in any Person or business enterprise;

(viii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to Indebtedness or extension of credit;

(ix) any Contract with any Customer (other than customer agreements or nondisclosure agreements in all material respects identical (in substance) to the Standard Form Agreements) or Supplier (other than nondisclosure agreements in all material respects identical (in substance) to the Standard Form Agreements);

(x) any Contract relating to Indebtedness of the Company or any of its Subsidiaries;

(xi) any joint marketing or affiliate agreement;

(xii) any sales representative, original equipment manufacturer, value added, remarketer, reseller, distribution, or independent software vendor, or other Contract for sale or distribution of any Company Product or Company Intellectual Property;

(xiii) any nondisclosure, confidentiality or similar agreement, other than nondisclosure agreements on the Standard Form Agreements or confidentiality provisions contained in the Standard Form Agreements for the provision of any Company Product to end users;

(xiv) any other Contract that involves payments from or to the Company or any of its Subsidiaries of $10,000 individually or $25,000 in the aggregate or more and is not cancelable without penalty within thirty (30) days;

(xv) any Contract currently in effect with any former officer, director, member or shareholder (or group of members or shareholders) of the Company;

(xvi) any power of attorney relating to the Company or any of its Subsidiaries that is currently effective and outstanding;

(xvii) any settlement or severance Contract with any present or former Employee, group of present or former Employees, or Governmental Authority;

(xviii) any Contract with any Governmental Authority;

(xix) any Contract providing for the development of any Technology or Intellectual Property Rights, independently or jointly, by or for the Company or any of its Subsidiaries;

(xx) any hedging, futures, options or other derivative Contract; or

(xxi) any Contract (A) limiting the freedom of the Company or any of its Subsidiaries to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Company Intellectual Property, (B) pursuant to which the Company or any of its Subsidiaries grants most favored nation pricing or other similar rights or terms to any Person, (C) pursuant to which the Company or any of its Subsidiaries grants exclusive sales, distribution, marketing, license or other exclusive rights, rights of refusal, rights of first negotiation or similar rights or terms to any Person or (D) otherwise limiting the right of the Company or any of its Subsidiaries to (1) sell, distribute or manufacture any products or services, (2) purchase or otherwise obtain any services or any Software or other Technology or (3) grant reseller rights to third parties

(b) The Company has made available true, correct and complete copies of all Contracts required to be disclosed pursuant to Section 3.12, Section 3.13(c), Section 3.14, and this Section 3.15 (each such Contract, together with all Standard Form Agreements, Inbound Licenses and Outbound Licenses, a “Specified Contract” and collectively, the “Specified Contracts”).

(c) Each Specified Contract to which the Company or any of its Subsidiaries is a party or any its properties or assets (whether tangible or intangible) are subject is a valid and binding agreement of the Company or such Subsidiary, enforceable against the Company or such Subsidiary, as applicable, in accordance with its terms, and is in full force and effect with respect to the Company or such Subsidiary, as applicable and, to the Knowledge of the Company, any other party thereto subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. Neither the Company nor any of its Subsidiaries has violated and or is in violation of, in any material respect, any provision of, or has committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a material breach of, a default or an event of default under, the provisions of, any Specified Contract. To the Knowledge of the Company, no Person other than the Company or any of its Subsidiaries which is party to any Specified Contract has violated or is in violation of, in any material respect, any provision of, or has committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a material breach of, a default or an event of default under the provisions of any Specified Contract. There are no facts or circumstances that would reasonably be expected to result in a violation in any material respect, of any provision of, or the failure to perform any act which, with or without notice, lapse of time or both, would constitute a material breach of, a default or an event of default under the provisions of any Specified Contract by the Company, any of its Subsidiaries or any other Person. No Specified Contract requires the obtaining of any consent, approval, notation or waiver of any third party in connection with the transactions contemplated by this Agreement, and following the Closing the Company or one of its Subsidiaries, as applicable, shall be entitled to all rights under each Specified Contract existing immediately prior to the Closing without the payment of any additional amounts or consideration (other than ongoing fees, royalties or payments that the Company or such Subsidiary would otherwise be required to pay in accordance with the terms of such Specified Contracts had the Merger not occurred). None of the Specified Contracts are subject to any claims, charges, set offs or defenses. None of the Company or any of its Subsidiaries or any of their officers, directors, or employees, by or on behalf of the Company or such Subsidiary, is party to or has ever been a party to a Government Contract.

3.16 Interested Party Transactions.

(a) Except as set forth on Section 3.16(a) of the Disclosure Schedule, neither the Seller, the Key Stakeholders nor any officer, director or employee of the Company, any of its Subsidiaries or the Seller (nor to the Knowledge of the Company, any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest) (each, an “Interested Party”), has or has had, directly or indirectly: (i) any interest in any Person which furnished or sold, or furnishes or sells, services, products, or Technology that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell; or (ii) any interest in any Person that purchases from or sells or furnishes to the Company or any of its Subsidiaries, any goods or services; or (iii) any interest in, or is a party to, any Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound, including any Contract regarding Indebtedness; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any entity” for purposes of this Section 3.16.

(b) All transactions pursuant to which any Interested Party has purchased any services, products, or Technology from, or sold or furnished any services, products or Technology to, the Company that were entered into on or after the inception of the Company have been on an arm’s length basis on terms no less favorable to the Company than would be available from an unaffiliated party.

3.17 Company Permits. Section 3.17 of the Disclosure Schedule sets forth each consent, license, permit, grant or other authorization (a) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of its respective properties, or (b) which is required for the operation of the business of the Company and its Subsidiaries as currently conducted or the holding of any such interest (collectively, “Company Permits”). All of the Company Permits that have been issued or granted to the Company or one of its Subsidiaries, as applicable, are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to be material to the Company and its Subsidiaries, and constitute all Company Permits required to permit the Company and its Subsidiaries to operate or conduct its businesses or hold any interest in its properties or assets.

3.18 Litigation. There is currently, and has been for the past five years, no action, suit, claim, notice of violation or proceeding of any nature pending, or to the Knowledge of the Company, threatened, against the Company, any of its Subsidiaries, the Seller or any of the Key Stakeholders or their respective assets (tangible or intangible) or any of the Company’s or the Seller’s officers or directors. There is no investigation, audit or other proceeding pending, or to the Knowledge of the Company, threatened, against the Company, any of its Subsidiaries, the Seller or any of the Key Stakeholders or any of their respective properties (tangible or intangible) or any of the Company’s or the Seller’s officers or directors by or before any Governmental Authority. There is no action, suit, claim or proceeding of any nature pending or to the Knowledge of the Company threatened, against any Person who has a contractual right or a right pursuant to any Law, to indemnification from the Company or any of its Subsidiaries, the Seller or any of the Key Stakeholders related to facts and circumstances existing prior to the Closing.

3.19 Books and Records. The minute books of the Company, all of which have been made available to Parent, contain true records of all meetings held, and corporate action taken, by the shareholders, the Board and committees of the Board, and no meeting of any such shareholders, Board or committee has been held for which minutes have not been prepared or that are not contained in such minute books. The Company has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers, sales order files, purchase order files, engineering order files, warranty and repair files, supplier lists, customer lists, dealer, representative and distributor lists, studies, surveys, analyses, strategies, plans, forms, designs, diagrams, drawings, specifications, technical data, production and quality control records and formulations, and other books and records of the Company (collectively, the “Books and Records”) that are true and fairly reflect, in all material respects, the business activities of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged in any transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. At the Closing, the minute books and other Books and Records of the Company will be in the possession of the Company.

3.20 Environmental Matters.

(a) Except in compliance with Environmental Laws and in a manner that would not subject the Company or any of its Subsidiaries to Liability, no amount of any substance that has been designated by any Governmental Authority or by applicable federal, foreign, state or local Law to be radioactive, toxic, hazardous, a pollutant, or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, and urea formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (“Hazardous Material(s)”) is present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased. For all purposes of this Agreement, “Environmental Laws” means all Laws which prohibit, regulate or control Hazardous Materials or Hazardous Materials Activities, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conversation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, as amended.

(b) Neither the Company nor any of its Subsidiaries has ever conducted any Hazardous Materials Activities. “Hazardous Materials Activity” means the transportation, transfer, recycling, disposal, storage, use, labeling, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, without limitation, any payment of waste fees or charges (including so called electronic waste fees) and compliance with any product take back or product content requirements.

(c) The Company is not aware of any fact or circumstance that could result in any environmental liability which would reasonably be expected to result in any material liability to the Company. Neither the Company nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to Liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company, any of its Subsidiaries or any other Person.

(d) Neither the Company nor any of its Subsidiaries has required, and the Company and its Subsidiaries do not require, any environmental approvals, permits, licenses, clearances or consents in connection with its businesses or facilities.

(e) The Company has made available to Parent true and correct copies of any and all environmental reports, assessments, audits, surveys, and tests relating to any real property currently or previously owned, leased, occupied, or controlled by the Company or any of its Subsidiaries or any of their predecessors or relating to the Company’s business.

3.21 Brokers’ and Finders’ Fees; Transaction Expenses. Neither the Company, any of its Subsidiaries, the Seller nor any Key Stakeholder has incurred or will incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor will Parent incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Company or any of its Subsidiaries, the Seller or any Key Stakeholder either prior to or in connection with entering into this Agreement.

3.22 Employee Benefit Plans and Compensation.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings and references to any Law shall also be deemed to include any and all regulatory guidance issued thereunder:

(i) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(ii) “Company Employee Plan” means any plan, program, policy, practice, contract, agreement, payroll practice, or other arrangement whether written or unwritten, providing for compensation, bonus or incentive pay, severance benefits, notice termination pay, gratuities, change in control pay, deferred compensation, performance awards, stock or stock related awards, stock purchase, phantom stock, commission pay, vacation, sick leave or any other leave, profit sharing, supplemental income, retirement, welfare benefits, fringe benefits or other employee benefits, compensation or remuneration of any kind, whether or not subject to ERISA, whether funded or unfunded, formal or informal, oral or written, legally binding or not, including, but not limited to, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, which is or has been sponsored by, maintained by, contributed to, or required to be sponsored by, maintained by or contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee (or his or her spouse, dependents or beneficiaries), or with respect to which the Company or any ERISA Affiliate has or may have any present or future Liability or obligation, including all International Employee Plans. In the case of a Company Employee Plan funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Company Employee Plan shall include a reference to such trust, organization or other vehicle.

(iii) “DOL” means the United States Department of Labor.

(iv) “Employee” means any current or former employee, consultant, independent contractor, advisor or director of the Company or any of its Subsidiaries.

(v) “Employee Agreement” means each offer letter, management, employment, bonus, commission, severance, change in control, separation, settlement, consulting, contractor, relocation, retention bonus, repatriation, expatriation, loan, visa, work permit or other agreement, or Contract (including any offer letter or any agreement providing for, in connection with or related to any Equity Interest of the Company, any of its Subsidiaries or Seller), whether formal or informal, oral or written, legally binding or not, between the Company or any ERISA Affiliate and any Employee, and under which the Company or any ERISA Affiliate has or may have any present or future Liability or obligation.

(vi) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(vii) “ERISA Affiliate” means any Subsidiary of the Company and any other current or former Person or entity under common control or that, together with the Company or any Subsidiary of the Company, could be deemed a “single employer” with the Company within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

(viii) “FMLA” means the Family Medical Leave Act of 1993, as amended.

(ix) “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

(x) “International Employee Plan” means each Company Employee Plan or Employee Agreement that has been sponsored by, maintained by, contributed to or entered into by or required to be sponsored by, maintained by, contributed to or entered into by the Company or any ERISA Affiliate, whether funded or unfunded, formal or informal, oral or written, legally binding or not, with respect to which the Company or any ERISA Affiliate will or may have any present or future Liability or obligation, for the benefit of Employees (or their spouses, dependents or beneficiaries) who are employed or who perform services outside the United States.

(xi) “Pension Plan” means each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(xii) “WARN” means the Worker Adjustment and Retraining Notification Act or any similar state or local Law, including but not limited to any similar Law of a non-U.S. jurisdiction.

(xiii) “Welfare Plan” means each Company Employee Plan that is an “employee welfare benefit plan,” within the meaning of Section 3(l) of ERISA.

(b) Company Employee Plans and Employee Agreements. Section 3.22(b) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. Neither the Company nor any ERISA Affiliate has made any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to materially modify any existing Company Employee Plan or Employee Agreement (except to the extent required by applicable Law or to conform any such Company Employee Plan or Employee Agreement to applicable Law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into or extend the application or scope of any Company Employee Plan or Employee Agreement.

(c) Documents. The Company has made available to Parent (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee

Agreement including, without limitation, all amendments thereto and all related trust documents, service agreements, investment and funding policies or guidelines, and administrative or investment committee charters, (ii) the three most recent annual reports (Form Series 5500 and all audit reports, schedules and financial statements attached thereto), if any, required under ERISA or the Code or by any other applicable Law in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the three most recent annual and periodic accountings of Company Employee Plan assets and the most recent actuarial valuations, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA or by any other applicable Law with respect to each Company Employee Plan, (v) all material written agreements and contracts relating to each Company Employee Plan, including administrative service and vendor agreements and group insurance contracts, as well as any stop-loss, excess or similar policy pertaining to a Welfare Plan, (vi) all communications material to any Employee or Employees relating to any Company Employee Plan, Employee Agreement and any proposed Company Employee Plan and any proposed Employee Agreement, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any Liability to the Company, (vii) all correspondence to or from any governmental agency relating to any Company Employee Plan or Employee Agreement, (viii) all nondiscrimination tests, reports and summaries for each Company Employee Plan for the three most recent plan years, and (xii) all IRS (or any other applicable Tax Authority) determination or opinion letters issued with respect to each Company Employee Plan, if applicable. All forms, reports or returns required to be filed with the DOL, IRS or any other Governmental Authority with respect to any Company Employee Plan have been timely and properly filed.

(d) Employee Plan Compliance. Except as set forth in Section 3.22(d) of the Disclosure Schedule, the Company and each of its ERISA Affiliates has performed in all material respects all obligations required to be performed by them under, is not in default or violation of, and the Company does not have Knowledge of any default or violation by any other party to, any Company Employee Plan or Employee Agreement. Each Company Employee Plan and Employee Agreement has been registered, established and, except as set forth in Section 3.22(d) of the Disclosure Schedule, maintained in all material respects in accordance with its terms and in compliance with all Laws, including, but not limited to, ERISA and the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter from the IRS (or opinion letter or volume submitter advisory letter, if applicable) as to its qualified status under the Code for each applicable submission cycle. Neither the Company nor any ERISA Affiliate has any Knowledge of any matter or issue that could reasonably call into question the qualified status of any such Company Employee Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no actions, suits or claims pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without Liability to Parent, the Company, or any ERISA Affiliate (other than ordinary administration expenses). Neither the Company nor any of its ERISA Affiliates have announced its intention to modify or terminate any Company Employee Plan or Employee Agreement or adopt or enter into any arrangement or program which, once established or entered into, would come within the definition of a Company Employee Plan or Employee Agreement.

There are no audits, inquiries or proceedings pending or to the Knowledge of the Company or any ERISA Affiliates, threatened by the IRS, DOL, or any other Governmental Authority with respect to any Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. Except as set forth in Section 3.22(d) of the Disclosure Schedule, the Company and each ERISA Affiliate has timely made all contributions and other payments required by and due under the terms of each Company Employee Plan and applicable Law.

(e) No Funding of Pension or Welfare Plans. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any (i) Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code, (ii) any “Pension Plan” which is a “multiemployer plan,” as defined in Section 3(37) of ERISA, or similar designation under applicable Law, (iii) “multiple employer plan” as defined in ERISA or the Code or similar designation under applicable Law, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code or applicable Law which requires a minimum level of funding for employee benefits, including severance benefits. Neither the Company nor any ERISA Affiliate has incurred any liability under Title IV of ERISA that has not been paid in full. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract other than pursuant to a health flexible spending account.

(f) No Post Employment Obligations. No Company Employee Plan or Employee Agreement provides, or reflects or represents any Liability to provide, post termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other similar state Law, and neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person(s) would be provided with such life insurance, health or other employee welfare benefits, except to the extent required by Law.

(g) Effect of Transaction. Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in connection with any other event, contingent or otherwise) (i) result in any payment or benefit (including, but not limited to, notice, severance, golden parachute, bonus, commission or otherwise), becoming due to any Employee, (ii) result in any forgiveness of Indebtedness, (iii) increase any payments or benefits otherwise payable by the Company to any Employee, (iv) result in the acceleration of the time of payment or vesting of any such payments or benefits to any Employee or (v) limit the right of the Company or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Company Employee Plan or Employee Agreement or applicable related trust.

(h) No International Employee Plan. Neither the Company nor any ERISA Affiliate currently has, or has ever had, the obligation to maintain, establish, sponsor, participate in, be bound by, or contribute to, any International Employee Plan.

(i) Employment Matters. The Company and each of its ERISA Affiliates is in compliance with all applicable Laws, collective bargaining agreements and arrangements, extension orders, contracts, policies and binding customs and practices respecting employment, employment practices, terms and conditions of employment, worker classification, Tax withholding, unlawful discrimination, equal employment, fair employment practices, meal and rest periods, overtime, minimum wage, paycheck and pay stub requirements, employment and payroll records retention, workers compensation, insurance, vacation, sick leave and any other form of leave, immigration status, employee safety and health, wages (including wage payment and overtime payment requirements), compensation and hours of work, and in each case, with respect to Employees: (i) has withheld, timely reported and timely remitted all amounts required by Law or by agreement to be withheld, reported and remitted with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, overtime, meal or rest period wages or penalties, termination-related payments or any Taxes or any penalty for failure to comply with any of the foregoing, (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security, pension, provident fund, or other benefits for Employees or obligations of employers (other than routine payments to be made in the normal course of business and consistent with past practice), and (iv) has not entered into any Code Section 3121(l) agreement on behalf of any Affiliate or ERISA Affiliate. There are no actions, suits, claims, demands or administrative matters (other than routine claims for benefits) pending, threatened or reasonably anticipated against the Company or any ERISA Affiliate or any of their respective Employees relating to any Employee, Employee Agreement or Company Employee Plan. There are no pending or threatened or reasonably anticipated claims, suits, administrative matters or actions against Company or any Company trustee under any worker’s compensation policy or long term disability policy. The Company has not engaged in any policies or practices that could foreseeably give rise to Liability in a discrimination, harassment, retaliation, wage and hour or other individual or putative class action lawsuit related to any labor, wage and hour or employment matters. The Company is not and has never been subject or a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Authority with respect to employment practices. The services provided by each of the Company’s and each of its ERISA Affiliates’ respective Employees is terminable without cause at the discretion of the Company or its ERISA Affiliates and any such termination would result in no Liability to the Company or any ERISA Affiliate. The Company has maintained in full force proper workers compensation coverage for all Employees, including if required by Law, contractors and consultants. Neither the Company nor any ERISA Affiliate has any Liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any Employee currently self-employed or employed by another employer or (C) any employee currently or formerly classified as exempt from any entitlement to overtime wages. Nor does the Company or any ERISA Affiliate have any joint-employer Liability with respect to any use of service providers, including any independent contractors or other Persons.

(j) Labor. No strike, labor dispute, slowdown, work stoppage or other actual potential dispute or labor issue against the Company or any of its Subsidiaries is pending, or to the Knowledge of the Company, threatened, or reasonably anticipated. The Company does not have Knowledge of any activities or proceedings of any labor union to organize any current Employees. There are no actions, suits, claims, labor disputes or grievances or pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor matters involving any Employee. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or otherwise. Neither the Company nor any of its Subsidiaries is presently, nor has been in the past, a party to, or bound by, any collective bargaining agreement or arrangement or union Contract with respect to Employees, and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass lay-off” within the meaning of WARN or similar Law, issued any notification of a plant closing or mass lay-off required by WARN or any similar Law, or incurred any Liability or obligation under WARN or any similar Law that remains unsatisfied.

(k) No Interference or Conflict. No director, officer, employee or consultant of the Company or any of its Subsidiaries, nor any shareholder, is obligated under any Contract or agreement, subject to any Order that would interfere with such Person’s efforts to promote the interests of the Company or that would interfere with the Company’s business. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business as presently conducted or proposed to be conducted nor any activity of such officers, directors, employees or consultants in connection with the carrying on of the Company’s business as presently conducted or currently proposed to be conducted will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract or agreement under which any of such officers, directors, employees, or consultants is now bound.

(l) Certain Employee Matters. Section 3.22(l) of the Disclosure Schedule contains a complete and accurate spreadsheet of the current Employees of the Company and each of its ERISA Affiliates as of the date hereof and shows with respect to each such Employee (i) the Employee’s name, (ii) the position held by the employee, (iii) all remuneration payable and other benefits provided or which the Company or any of its Subsidiaries is bound to provide (whether at present or in the future) to each such Employee, or any Person connected with such employee, and includes, if any, particulars of all profit sharing, incentive, commission and bonus arrangements, including commission and bonus targets to which the Company or any of its Subsidiaries is a party, whether legally binding or not, with respect to such employee or any Person connection with such employee, (iv) the employee’s date of hire and service period for the purpose of employee related entitlements, (v) the location of employment, (vi) the employee’s accrued leave entitlements, (vii) any relevant prior notice period or payment in lieu thereof required with respect to such Employee, (viii) visa status, (ix) leave status, (x) exemption status, and (xi) any contractual severance or Change in Control Payments. To the Knowledge of the Company, no Employee listed in Section 3.22(l) of the Disclosure Schedule intends to terminate his or her employment or engagement for any reason.

(m) Consultants and Advisors. Section 3.22(m) of the Disclosure Schedule contains an accurate and complete list of all Persons that have a consulting, advisory or independent contractor relationship with the Company or any of its Subsidiaries currently or have for the last four years along with (i) the nature of the service, (ii) location of services, (iii) rate of pay and total payments made by year, and (iv) notice required prior to termination. The services provided by each such Person is terminable without cause at the discretion of the Company and its relevant ERISA Affiliate and any such termination would result in no Liability to the Company or any ERISA Affiliate. Section 3.22(m) of the Disclosure Schedule lists all Liabilities of the Company to any Employee that result from: the termination of such Employee’s employment or provision of services; a change in control of the Company; or a combination thereof.

3.23 Insurance. Section 3.23 of the Disclosure Schedule sets forth a true, correct and complete list of all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its Subsidiaries, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company or any of its Subsidiaries has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. In addition, there is no pending claim for which its total value (inclusive of defense expenses) the Company expects to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date), and the Company is otherwise in material compliance with the terms of such policies and bonds. Such policies and bonds (or other policies and bonds providing substantially similar coverage) have been in effect for the past three (3) years and remain in full force and effect. The Company does not have Knowledge or reasonable belief of threatened termination of, or premium increase with respect to, any of such policies. Neither the Company nor any of its Subsidiaries has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan. Furthermore, to the Knowledge of the Company, no insurance company issuing any such policy or bond is in receivership, conservatorship, liquidation or similar proceeding and no such proceedings with respect to any such insurer are imminent.

3.24 Compliance with Laws.

(a) Each of the Company and the Seller and their respective current and former Affiliates is in compliance with and has not, in the past five (5) years, violated in any respect, or been in default under, any Law applicable to the Company, the Seller or any of their respective current or former Affiliates or by which the Company, the Seller or any of their respective current or former Affiliates or any of their businesses, properties or assets is bound or affected, and neither Company, the Seller nor any of their respective current or former Affiliates has received any notice of suspected, potential or actual violations of the foregoing.

(b) Each of the Company and the Seller and their respective current and former Affiliates has not and none of their respective officers, directors, or employees, has during the last five (5) years, been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by a Governmental Authority. Each of the Company, Seller and their respective current and former Affiliates has not and none of their respective officers, directors, or employees, has made any intentional misstatement or omission in connection with any voluntary disclosure relating to the Company, the Seller or any of their respective current or former Affiliates, that has led to any of the foregoing consequences or any other material damage, penalty assessment, recoupment of payment or disallowance of cost.

3.25 Anti-Corruption and Anti-Bribery.

(a) Neither the Company, Seller nor any of their respective current or former Affiliates, officers directors, employees, agents or representatives, nor any Person associated with or acting for or on behalf of the Company, Seller or any of their respective current or former Affiliates, has taken or failed to take any action that would cause it to be in violation of the Anti-Corruption and Anti-Bribery Laws, any rules or regulations under these laws, or any other applicable anti-corruption or anti-kickback law or regulation, including, without limitation: (1) the making of any offer or promise to pay, payment of, or authorization of payment of, directly or indirectly, money or anything of value to any person or Official, for the purpose of corruptly influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances; (2) use of any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (3) establishment or maintenance of any unlawful fund of corporate monies or other properties; (4) making of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature. For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority or employees of state-owned or state-controlled businesses.

(b) Each of the Company, Seller and their respective current and former Affiliates has in place sufficient internal controls and procedures to ensure compliance with the Anti-Corruption and Anti-Bribery Laws in each of the jurisdictions in which the Company, Seller or any of their respective current or former Affiliates currently does or in the past has done business, either directly or indirectly. Neither the Company, Seller, their respective current or former Affiliates nor any of their predecessors, has undergone or is undergoing, any audit, review, inspection, investigation, survey or examination by a Governmental Authority relating to the Anti-Corruption and Anti-Bribery Laws. To the Knowledge of the Company, there are no threatened claims, nor presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to the violation of the Anti-Corruption and Anti-Bribery Laws by the Company, Seller any of their respective current or former Affiliates or their predecessors.

3.26 Export and Import Control Laws.

(a) The Company, the Seller and each of their respective predecessors and current or former Affiliates have at all times been in compliance with all Export and Import Control Laws, including, but not limited to, the U.S. Export Administration Regulations (the “EAR,” 15 C.F.R. § 730 et seq.), the International Traffic in Arms Regulations (the “ITAR,” 22 C.F.R. § 120 et seq.), and the U.S. economic sanctions administered by the Office of Foreign Assets Control (“OFAC,” 31 C.F.R. Part 500 et seq.).

(b) Neither the Company, the Seller nor any of their respective predecessors or current or former Affiliates has undergone or is undergoing, any audit, review, inspection, investigation, survey or examination by a Governmental Authority relating to export, import, or other trade-related activity. To the Knowledge of the Company, there are no threatened claims, nor presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to exports, imports, or other trade-related activity by the Company, the Seller or any of their respective predecessors or current or former Affiliates.

3.27 Customers and Suppliers.

(a) Section 3.27(a) of the Disclosure Schedule contains a true and correct list of all customers of the Company by revenue for each of: (i) the twelve (12) months ending on December 31, 2014; (i) the twelve (12) months ending on December 31, 2015; and (iii) the year-to-date period ending on the date of this Agreement (each such customer, a “Customer”). All sales to, and arrangements with, any Customer are subject to written documentation or a binding Contract between the Company and such Customer, in each case, in accordance with the requirements under

GAAP, including for purposes of revenue recognition. The Company has not received formal notice, nor does the Company have Knowledge, that any Customer intends to cancel or otherwise materially and adversely modify its relationship with the Company (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise. There are no warranty claims or other uninsured claims pending or, to the Knowledge of the Company, threatened against the Company under any Contracts which might involve a material monetary Liability which is not fully reserved against in the most recent monthly unaudited Financial Statements. The Company has made available to Parent all Contracts with each Customer.

(b) Section 3.27(b) of the Disclosure Schedule contains a list of all suppliers of the Company by dollar volume of sales and purchases, respectively, for each of: (i) the twelve (12) months ending on December 31, 2014; (i) the twelve (12) months ending on December 31, 2015; and (iii) the year-to-date period ending on the date of this Agreement (such supplier, a “Supplier”). The Company has not received formal notice, nor does the Company have Knowledge, that any Supplier intends to cancel or otherwise materially and adversely modify its relationship with the Company (whether related to payment, price or otherwise and whether on account of the transactions contemplated by this Agreement or otherwise). The Company has made available to Parent all Contracts with each Supplier.

3.28 Warranties. Section 3.28 of the Disclosure Schedule sets forth a complete list of all outstanding product and service warranties and guarantees on any of the Company Products. Each Company Product performs in accordance with its documented specifications and as the Company or any of its Subsidiaries has warranted or guaranteed. There are no existing or threatened claims against the Company or any of its Subsidiaries relating to any work performed by the Company or any such Subsidiary for product liability, warranty or other similar claims against the Company or any such Subsidiary alleging that any Company Product is defective or fails to meet any product or service warranties. There are (a) no systemic or chronic problems in any Company Product and (b) no liabilities for warranty or other claims or returns with respect to any Company Product relating to any such defects or problems which could reasonably result in a material liability to the Company or any of its Subsidiaries.

3.29 Bank Accounts; Powers of Attorney. Section 3.29 of the Company Disclosure Schedule sets forth a complete and accurate list of: (a) all bank accounts, investment accounts, lock boxes and safe deposit boxes maintained by or on behalf of the Company, including the location and account numbers of all such accounts, lock boxes and safe deposit boxes, (b) the names of all persons authorized to take action with respect to such accounts, safe deposit boxes and lock boxes or who have access thereto, and (c) the names of all persons holding general or special powers of attorney from the Company or any of its Subsidiaries, and a summary statement of the terms thereof.

3.30 Complete Copies of Materials; Representations Complete.

(a) The Company has delivered true and complete copies of each document that has been requested by Parent or its counsel, including all Contracts and other documents listed on the Disclosure Schedule.

(b) None of the representations or warranties made by the Company (as modified by the Disclosure Schedule) in this Agreement, and none of the statements made in any exhibit, schedule or certificate furnished by or on behalf of the Company pursuant to this Agreement contains, or will contain at the Closing, any untrue statement of a material fact, or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO

Parent and MergerCo hereby represent and warrant to the Company as follows:

4.1 Organization. (i) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and MergerCo is a corporation duly incorporated, validly existing and in good standing under the laws of the state of California, and (ii) each of Parent and MergerCo has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

4.2 Authority and Enforceability. Each of Parent and MergerCo has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and MergerCo of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Parent and MergerCo. This Agreement and any Related Agreements to which Parent and MergerCo is a party have been duly executed and delivered by Parent and MergerCo and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of Parent and MergerCo, enforceable against Parent and MergerCo in accordance with their terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies.

4.3 Financial Capacity. Parent has and will have the financial capacity to perform all of its obligations (including, without limitation, funding the entire Purchase Price in accordance with the terms set forth herein) under this Agreement as of the date of this Agreement and the Closing Date, respectively.

ARTICLE V

CONDUCT PRIOR TO EFFECTIVE TIME

5.1 Conduct of the Business; Notices. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to Section 8.3 and the Effective Time:

(a) the Company and its Subsidiaries will conduct their respective businesses in the usual, regular and ordinary course of business consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Parent) and in compliance with all applicable Laws;

(b) the Company and its Subsidiaries will (i) pay and perform all of their respective undisputed debts and other obligations (including Taxes) when due, (ii) except as set forth on Schedule 5.1(b) of the Disclosure Schedule, use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell their respective products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms, and (iv) use their respective commercially reasonable efforts consistent with past practice and policies to preserve intact the present business organizations, keep available the services of its present officers and key employees and preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, to the end that the goodwill and ongoing businesses of the Company shall be unimpaired at the Closing;

(c) the Company, the Seller and the Key Stakeholders will assure that each of the Company’s and its Subsidiaries’ Contracts (other than with Parent) entered into after the date hereof will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the transactions contemplated herein, and shall give reasonable advance notice to Parent prior to allowing any Specified Contract or right thereunder to lapse or terminate by its terms;

(d) the Company and its Subsidiaries will maintain each of their leased premises in accordance with the terms of the applicable lease;

(e) the Company, the Seller and the Key Stakeholders will each promptly notify Parent of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated herein;

(f) the Company, the Seller and the Key Stakeholders will each promptly notify Parent of any notice or other communication from any Governmental Authority: (i) relating to the transactions contemplated herein; (ii) indicating that a Company Authorization has been or is about to be revoked; or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained;

(g) the Company, the Seller and the Key Stakeholders shall each promptly notify Parent in writing of any matter hereafter arising or discovered that, if existing or known at the date of this Agreement, (i) would constitute a breach of any representation or warranty or other term of this Agreement by the Company, the Seller or any Key Stakeholder and that could reasonably be expected to result in the failure of the conditions set forth in Section 2.4(b)(i) or Section 2.4(b)(ii); or (ii) had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; provided, that no notice pursuant to this Section 5.1(g) shall affect any representation or warranty given by the Company, Seller or the Key Stakeholders hereunder or any of Parent’s rights hereunder, including under Section 2.4 and Article VII; and

(h) the Company, the Seller and the Key Stakeholders will each, to the extent not otherwise required by this Section 5.1, promptly notify Parent of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or cause any of the conditions to the Closing set forth in Section 2.4 not to be satisfied.

5.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 5.1, except as expressly set forth on Schedule 5.2 of the Disclosure Schedule, during the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not (and the Seller and each Key Stakeholder shall ensure that the Company does not) and shall cause its Subsidiaries not, to do any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Parent):

(a) Charter Documents. Cause, propose or permit any amendments to the Charter Documents;

(b) Merger, Reorganization. Merge or consolidate with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(d) Specified Contracts. (i) Enter into, amend or modify any: (A) Contract that would (if entered into, amended or modified prior to the date hereof) constitute a Specified Contract; (B) other material Contract; or (C) Contract requiring a novation or consent in connection with the Merger or the other transactions contemplated herein; (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Specified Contracts; or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably like to: (A) adversely affect the Company or any of its Subsidiaries (or, following consummation of the Merger, Parent or any of its Affiliates, including the Surviving Company) in any material respect; (B) impair the ability of the Company, the Seller or any of the Key Stakeholders to perform their respective obligations under this Agreement; or (C) prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated herein; provided, that this Section 5.2(d) shall not require the Company to seek or obtain Parent’s consent in order to set or change the prices at which the Company sells products or provides services to current customers in the ordinary course of business consistent with past practice;

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Equity Interests of the Company or any of its Subsidiaries, or enter into or authorize or propose to enter into any Contracts of any character obligating the Company or any of its Subsidiaries to issue any Equity Interests;

(f) Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors without the prior written consent of Parent; (ii) other than as provided for by this Agreement, terminate the employment, change the title, office or position, or materially reduce the responsibilities of any Employee other than in the ordinary course of business consistent with past practice; (iii) enter into, amend or extend the term of any Employee Agreement with any officer, employee, consultant or contractor including, but not limited to, increases or decreases in compensation and other employment benefits; (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by any Law applicable to the Company); or (v) add any new members to the Board;

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to Employees consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h) Intellectual Property. Transfer or license from any Person any Intellectual Property Rights, or transfer or license to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any source code form of any Company Intellectual Property to any Person (including any current or former employee or consultant of the Company or any of its Subsidiaries or any contractor or commercial partner of the Company or any of its Subsidiaries) (other than (i) providing access to source code form of any Company Intellectual Property to current employees and consultants of the Company or its Subsidiaries involved in the development of the applicable Company Product on a need to know basis in the ordinary course of business consistent with past practice, and (ii) granting rights to users of any Company Product in the ordinary course of business under the normal nonexclusive end use terms of service);

(i) Patents. Take any action regarding a Patent, Patent application or other Intellectual Property Right, other than filing continuations for existing Patent applications or completing or renewing registrations of existing Patents, Domain Names, Trademarks or service marks in the ordinary course of business consistent with past practice;

(j) Dispositions. Sell, lease, license or otherwise dispose or permit to lapse any of its tangible or intangible assets, other than sales and nonexclusive licenses of any Company Product in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(k) Indebtedness. Incur any Indebtedness for borrowed money or guarantee any such Indebtedness;

(l) Payment of Obligations. Pay, discharge or satisfy: (i) any Liability to any Person who is an officer, director or shareholder of the Company or any of its Subsidiaries (other than compensation due for services as an officer or director); or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and

Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $10,000 individually or $50,000 in the aggregate;

(n) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(o) Termination or Waiver. Cancel, release or waive any material claims or material rights held by the Company or any of its Subsidiaries;

(p) Employee Benefit Plans; Pay Increases. (i) Adopt, amend or terminate any Company Employee Plan or Employee Agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan or Employee Agreement if it were in existence as of the date of this Agreement, except in each case as required under ERISA, any applicable Law or as necessary to maintain the qualified status of such plan under the Code; (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to comply with applicable Law; (iii) pay any special bonus or special remuneration to any Employee; or (iv) increase the salaries, wage rates, fees, compensation or fees of any Employee;

(q) Severance Arrangements. Except as necessary or appropriate to obtain releases from Non-Continuing Employees, grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person);

(r) Lawsuits; Settlements. (i) Commence a lawsuit other than: (A) for the routine collection of bills; (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Parent prior to the filing of such a suit); or (C) for a breach of this Agreement; or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(s) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or any of its Subsidiaries or the business of the Company or any of its Subsidiaries as currently conducted, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(t) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any income Tax Return or any other material Return without the consent of Parent prior to filing (such consent not to be unreasonably withheld), file any amendment to an income Tax Return or any other material Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person

(whether by Contract or otherwise), settle or compromise any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or enter into intercompany transactions giving rise to deferred gain or loss of any kind;

(u) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Parent;

(v) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(w) Liens. Place or allow the creation of any Lien on any of its properties;

(x) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers, except as required by any applicable Law;

(y) Interested Party Transactions. Enter into any Contract that, if entered prior to the date hereof, would be required to be listed on Section 3.16(a) of the Disclosure Schedule;

(z) Subsidiaries. Take any action that would result in the Company having any Subsidiaries other than those set forth in Section 3.3 of the Disclosure Schedule;

(aa) Additional Actions. Take any action which would be required to be disclosed on Section 3.9 of the Disclosure Schedule; and

(bb) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (aa), inclusive, in this Section 5.2, or any action that would reasonably be expected to make any of the representations or warranties of the Company, the Seller or the Key Stakeholders contained herein untrue or incorrect (such that the condition set forth in Section 2.4(b)(i) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the condition set forth in Section 2.4(b)(ii) would not be satisfied).

5.3 Certain Limitations. Notwithstanding anything to the contrary in this Article V, Parent and the Company acknowledge and agree that: (a) nothing in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s prior to the Closing; and (b) no consent of Parent shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Law applicable to the Company designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Board Recommendation, Shareholder Approval and Shareholder Notice.

(a) The Board shall unanimously recommend that the Seller vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger, and neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board that the Seller vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger.

(b) The Company, the Seller and the Key Stakeholders shall take all action necessary in accordance with this Agreement, the CCC and the Charter Documents to obtain the Shareholder Approval and deliver to Parent a Written Consent duly executed by Seller as soon as practicable following the execution of this Agreement, but in no event later than one (1) hour following the execution and delivery of this Agreement. The obligation of the Company, the Seller and the Key Stakeholders to obtain the Shareholder Approval and deliver the Written Consent duly executed by Seller to Parent pursuant to this Section 6.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of its unanimous recommendation to the Seller in favor of the adoption of this Agreement and the approval of the principal terms of the Merger.

6.2 No Solicitation.

(a) During the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not (and Seller and each of the Key Stakeholders will ensure that the Company does not) authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal; (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal; (v) submit any Acquisition Proposal to the vote of any of the Company or the Seller; or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other transactions contemplated herein. The Company, the Seller and each of the Key Stakeholders will, and will cause their respective Representatives to: (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Acquisition Proposal; and (B) immediately revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Representatives of the Company, the Seller or any of the Key Stakeholders, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company, the Seller and the Key Stakeholders are obligated pursuant to this Section 6.2 not to authorize or permit such Representative to take, then the Company, the Seller and the Key Stakeholders shall be deemed for all purposes of this Agreement to have breached this Section 6.2.

(b) The Company shall immediately (but in any event, within twenty-four (24) hours) notify Parent orally and in writing after receipt by the Company (or, to the Knowledge of the Company, by any of the Representatives of the Company, the Seller or any of the Key Stakeholders), of: (i) any Acquisition Proposal; (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (iii) any other notice that any Person is considering making an Acquisition Proposal; or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Parent and its Representatives. Such notice shall describe: (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request; and (B) the identity of the Person making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Parent fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Parent a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Parent with forty-eight (48) hours’ prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

6.3 Confidentiality. Each of the parties hereto hereby agrees that the information obtained pursuant to the negotiation and execution of this Agreement and the Related Agreements or the effectuation of the transactions contemplated hereby and thereby, shall be governed by the terms of that certain Mutual Nondisclosure Agreement, dated January 11, 2016 (the “Confidentiality Agreement”), by and between the Company and Parent.

6.4 Public Disclosure. Each of the Company, the Seller and the Key Stakeholders shall not (and they will use reasonable best efforts to cause their respective shareholders, and Representatives not to), directly or indirectly, issue any statement or communication, press release or announcement to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, without the consent of Parent.

6.5 Expenses; Change in Control Payments.

(a) Unless otherwise agreed to herein, all fees and expenses incurred in connection with the Merger, Change in Control Payments and executive, contractual and statutory severance obligations, shall be the obligation of the respective party incurring such fees and expenses. All fees, costs and expenses paid or payable by any Person, including the Company or prior to the Closing Date, Seller, any of the Key Stakeholders, or any of their respective Affiliates, for which the Company or any of its Subsidiaries is or may become liable as a result of, or in connection with, this Agreement, the Merger or the other transactions contemplated hereby on or prior to the Closing Date, including: (i) all legal, accounting, tax, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the preparation, negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, including all processes conducted by the Company designed to lead to the transactions contemplated hereby or similar transactions, including any processes that involved other potential acquirers of all or any portion of the Company; (ii) any payments made or anticipated to be made by the Company as a brokerage or finders’ fee, agents’ commission or any similar charge in connection with this Agreement and the transactions contemplated hereby; (iii) any other amounts paid or payable to third parties in connection with this Agreement and the transactions contemplated hereby, including any data room, D&O Tail Policy and the Seller Escrow Amount (whether incurred prior to or after the Closing); and (iv) all severance pay and benefits (including but not limited to any acceleration of vesting) payable to the individual listed on Schedule 6.5 (whether incurred or paid prior to or after the Closing), and similar policy costs and expenses, shall be considered “Transaction Expenses.” Notwithstanding the foregoing, Transaction Expenses shall not include any Change in Control Payments, Unpaid Wage Obligations or Pre-Closing Taxes.

(b) At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent: (i) a statement of Transaction Expenses estimated as of the Closing Date, showing detail of both the paid and unpaid Transaction Expenses incurred and expected to be incurred by the Company (including any Transaction Expenses anticipated to be incurred after the Closing) (the “Statement of Estimated Expenses”); (ii) a statement of Change in Control Payments estimated as of the Closing Date showing detail of both the paid and unpaid Change in Control Payments incurred and expected to be incurred by the Company (including any Change in Control Payments anticipated to be incurred after the Closing) (the “Estimated Change in Control Payments Statement”); (iii) a statement of Unpaid Wage Obligations estimated as of the Closing Date (including any Unpaid Wage Obligations anticipated to arise after the Closing) (the “Estimated Unpaid Wage Statement”); (iv) a statement of Pre-Closing Taxes estimated as of the Closing Date showing detail of both the paid and unpaid Pre-Closing incurred and expected to be incurred by the Company (including any Pre-Closing Taxes anticipated to be payable after the Closing) (the “Estimated Pre-Closing Taxes Statement”). The statements identified in this Section 6.5(b) shall present fairly, on a good faith basis, using the Company’s commercially reasonable efforts to obtain the most current and accurate data available, the information contained therein as of the Closing Date.

(c) Any Transaction Expenses incurred or to be incurred by the Company or any of its Affiliates that are not reflected on the Statement of Estimated Expenses (“Additional Transaction Expenses”), any Change in Control Payments incurred or to be incurred by the Company or any of its Affiliates that are not reflected on the Estimated Change in Control

Payments Statement (“Additional Change in Control Payments”), any Unpaid Wage Obligations incurred or to be incurred by the Company or any of its Affiliates that are not reflected on the Estimated Unpaid Wage Statement (“Additional Unpaid Wage Payments”) and any unpaid Pre-Closing Taxes incurred or to be incurred by the Company or any of its Affiliates that are not reflected on the Estimated Pre-Closing Taxes Statement shall, in each case, be subject to indemnification as contemplated by Article VII.

6.6 Transfer Taxes. The Seller and the Key Stakeholders, jointly and severally, shall bear, and to the extent permitted by Law shall pay, any and all sales, use, transfer, value added, goods and services, gross receipts, excise, conveyance and documentary, stamp, recording, registration, conveyance and similar Taxes and fees incurred in connection with the purchase and sale of the Shares (“Transfer Taxes”), and the Seller and the Key Stakeholders shall, jointly and severally, reimburse Parent for any Transfer Taxes paid by Parent within five (5) days of Parent’s written request. The parties agree to use commercially reasonable efforts to minimize any Transfer Taxes. The party required by applicable Law to file any Return with respect to Transfer Taxes shall do so in the time and manner prescribed by applicable Law.

6.7 Tax Matters.

(a) The Seller shall cooperate fully with Parent in connection with the filing of Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon Parent’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees or representatives available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder or to participate in proceedings with respect to Taxes. In the event the Seller, any Key Stakeholder, or Parent receives notice of any proposed audit, claim, assessment or other dispute concerning Pre-Closing Taxes, they shall promptly notify Parent or the Seller, as applicable, of such matter. Parent shall ensure (after the Closing) the Company retains all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations for the respective taxable periods, and abide by all record retention agreements entered into with any Tax Authority by Seller, Company or any of its Subsidiaries.

(b) Within sixty (60) days following the Closing Date or as soon as reasonably practicable thereafter, Parent shall prepare a schedule (the “Tax Allocation”), which shall allocate the Purchase Price and any other relevant items among the assets of the Company in accordance with Section 1060 of the Code and the regulations thereunder and provide such schedule to Seller for a fifteen (15) day period for Seller’s review and comment. Parent shall consider any reasonable Seller comments to the Tax Allocation in good faith and agrees to accept any such comments that Parent determines are neither detrimental to Parent nor less likely to be sustained for Tax, accounting, audit, and similar purposes; provided, however, that the Tax Allocation shall be finalized as determined by Parent in its sole discretion. The parties shall take no action inconsistent with the Tax Allocation (as finally determined by Parent), and shall adopt and utilize the asset values as determined under the Tax Allocation for all Tax purposes.

(c) Prior to Closing, the Company and the Seller shall not revoke the Seller’s election to be taxed as an S corporation or the Company’s election to be taxed as a “qualified subchapter S subsidiary”, in each case within the meaning of Sections 1361 and 1362 of the Code. The Company and the Seller shall not take or allow to be taken any action (other than the transactions pursuant to this Agreement) that would result in the termination of the Company’s status as a validly electing qualified subchapter S subsidiary within the meaning of Section 1361 of the Code.

(d) The parties hereto agree that the transactions contemplated by this Agreement shall be treated as a sale by the Seller of the Company’s assets to Parent, followed by the contribution of such assets by Parent to the Company in exchange for the stock of the Company in a transaction governed by Section 351 of the Code, pursuant to Section 1361(b)(3)(C)(ii) of the Code and Treasury Regulations Section 1.1361-5(b)(3) (Example 9). The parties hereto shall take no position inconsistent with the foregoing in any Tax Return, any proceeding before any Tax Authority or otherwise.

(e) Prior to the Closing, (i) neither the Seller, the Company nor any of its Subsidiaries shall enter into, execute or otherwise agree to any voluntary disclosure agreements, closing agreements, settlements, admissions, or other resolutions with any state Tax Authority without the prior written consent of the Parent and (ii) any written submissions to any such Tax Authority shall be provided to Parent for its review and written approval prior to submission.

6.8 Preparation of Returns.

(a) The Seller, at the Indemnifying Parties’ sole cost and expense, shall prepare (or cause the Company to prepare and timely file) income Returns of the Seller (including the IRS Form 1120S for the Company and any comparable state and local Returns for the Tax period that includes the Closing Date) (the “S Corporation Returns”). Each S Corporation Return shall be prepared in accordance with existing procedures, practices and accounting methods of the Company unless otherwise required by applicable Law. Each S Corporation Return due after the Closing Date shall be submitted to Parent for Parent’s review at least thirty (30) days prior to the due date of the Tax Return (taking into account any applicable extensions).

(b) The Seller, at the Indemnifying Parties’ sole cost and expense, shall prepare or cause to be prepared and file or cause to be filed all Returns for the Company and its Subsidiaries for all Pre-Closing Tax Periods (other than S Corporation Returns with respect to which the Company is treated as a qualified subchapter S subsidiary and other than employment Returns prepared and filed by the Company’s payroll provider on behalf of the Company); provided, however, Parent shall have the right to review and approve all such Returns, which shall be provided not less than fifteen (15) days prior to the due date thereof. All such Returns shall be prepared consistent with past practice except as otherwise required by any applicable Law.

(c) No later than three (3) business days prior to the due date of payment of Taxes on any Return with respect to a Pre-Closing Tax Period, Parent shall be entitled to withdraw from the Escrow Account an amount equal to all Pre-Closing Taxes due and payable with respect to any such Return, except to the extent such Pre-Closing Taxes were taken into account in determining the Base Purchase Price, as adjusted pursuant to Section 2.7.

6.9 Repayment of Company Debt. At or prior to the Closing, the Company shall have taken all actions necessary for the repayment or prepayment of all of the Company Debt existing as of the Closing, including the obtaining of any required Payoff Letters and making all appropriate arrangements for the prepayment or repayment thereof (including the preparation of all documentation and the provision of all endorsements required or reasonably necessary therefor) and arranging for the release of all Liens, financing statements or other security interests relating thereto.

6.10 Termination of Plans. The Company shall take all actions as Parent may reasonably require, including, without limitation, the engagement of a third party, to correct any compliance-related matters as set forth in Section 3.22(d) of the Disclosure Schedule. The Company and any ERISA Affiliate shall terminate, effective as of no later than the day immediately preceding the Closing Date, any and all group severance, separation or salary continuation plans, programs or arrangements and any and all Company Employee Plans intended to include a Code Section 401(k) arrangement and any and all Company Employee Plans intended to meet the requirements of Code Section 125 (each a “Terminated Plan”) (unless Parent provides written notice to the Company no later than three (3) Business Days prior to the Closing Date that such plans shall not be terminated). The Company shall provide Parent with evidence that such Terminated Plan(s) have been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board, or such ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Parent. The Company also shall take such other actions in furtherance of terminating such Terminated Plan(s) as Parent may reasonably require. In the event that termination of any Terminated Plan or correction of any Terminated Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then such charges and/or fees shall be deemed to be Transaction Expenses, and the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent.

6.11 New Employment Arrangements. Parent or an Affiliate of Parent may offer certain Employees, other than the Key Employees, employment by Parent or an Affiliate of Parent as a Continuing Employee to be effective on or after the Closing Date. Such employment will: (i) be set forth in an offer letter in Parent’s or the relevant Affiliate’s modified standard form, (ii) be subject to compliance with Parent’s or the relevant Affiliate’s applicable policies and procedures, including employment background checks and the execution of Parent’s employee proprietary information agreement, (iii) have terms, including the position and salary, which will be determined by Parent, (iv) include, if applicable, a waiver by the Employee of any future equity-based compensation to which such Employee may otherwise have been eligible, and (v) supersede any prior express or implied employment agreements, arrangements, representations, or offer letter in effect prior to the Closing Date. Prior to the Closing, the Company shall terminate the employment or consulting services of each individual who is a Non-Continuing Employee, effective as of no later than immediately prior to the Closing. The Company shall pay all severance pay and benefits (including but not limited to any acceleration of vesting) to each Non-Continuing Employee prior to the Closing (such amounts “Non-Continuing Employee Severance Amounts”) and shall use commercially reasonable efforts to obtain a release reasonably satisfactory to Parent from each Non-Continuing Employee. The Company shall pay all severance pay and notice periods in any Employment Agreements with Employees or Key Employees prior to the Closing.

6.12 Indemnification of Covered Persons.

(a) Parent agrees that all rights to indemnification for acts or omissions occurring on or prior to the Closing existing as of the date of this Agreement in favor of the current or former directors (including their directors, officers, partners, employees, agents, spouses and controlling Persons), officers or other employees of the Company currently indemnified by the Company (collectively, the “Covered Persons”) as provided by statute or in the Charter Documents of the Company or the indemnity agreements listed on Schedule 6.12(a) will survive the transactions contemplated by the terms of this Agreement and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Closing, and the Company will honor the foregoing indemnification obligations of the Company for acts or omissions by such Covered Persons occurring on or prior to the Closing.

(b) At or prior to the Closing, the Company will purchase a prepaid directors’ and officers’ liability insurance “run-off policy” with a claims period of six years from the Closing Date, for the benefit of the Covered Persons with respect to their acts and omissions as directors, officers and employees of the Company occurring prior to the Closing (the “D&O Tail Policy”). The cost of the D&O Tail Policy (net of any reduction or refund to such cost from the termination of the Company’s existing directors and officers acts and omissions insurance policy) shall be included in the Transaction Expenses of the Company. In all cases, and not withstanding anything to the contrary contained herein, the Covered Persons shall first seek recourse against the D&O Tail Policy in connection with claims for indemnification for acts or omissions occurring on or prior to the Closing prior to seeking recourse against the Company for such indemnification.

(c) The provisions of this Section 6.12 are (i) intended to be for the benefit of, and will be enforceable by, each Covered Person, and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons will be third party beneficiaries of this Section 6.12, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

6.13 Apportionment. With respect to Taxes of the Company and each of its Subsidiaries relating to a Tax period beginning before and ending after the Closing Date (a “Straddle Period”), the amount of Taxes that are allocable to the Pre-Closing Tax Period shall be determined consistent with the following: (A) in the case of income Taxes and all other Taxes that are not imposed on a periodic basis, the amount of Pre-Closing Taxes shall be deemed to be the amount that would be payable if the taxable year or period ended on the Closing Date based on an interim closing of the books, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis and (B) in the case of any Taxes that are imposed on a periodic basis, the amount of such Pre-Closing Taxes shall be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the Straddle Period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire Straddle Period.

6.14 Contract Consents, Amendments and Terminations. The Company shall (and the Seller and each of the Key Stakeholders shall cause the Company to): (i) use its reasonable best efforts to obtain all necessary consents, waivers and approvals of any parties to any Contract as are required thereunder in connection with the Merger or for any such Contracts to remain in full force and effect without limitation, modification or alteration after the Effective Time, all of which are required to be listed in Section 3.5 of the Disclosure Schedule and are listed on Schedule 6.14(a)(i) (the “Required Consents”); and (ii) use commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Contract as are required thereunder in connection with the Merger or for any such Contracts to remain in full force and effect without limitation, modification or alteration after the Effective Time, all of which are listed on Schedule 6.14(a)(ii) (the “Other Consents”). Such consents, waivers, approvals and notices shall be in a form acceptable to Parent. In the event that the other parties to any such Contract conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request pursuant to this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract or the provision of additional security (including a guaranty), the Company shall, subject to obtaining the consent of Parent, be responsible for making all payments or providing such additional security required to obtain such consent, waiver or approval prior to the Closing, and such payments shall be deemed Transaction Expenses for purposes of this Agreement. In the event the Merger does not close for any reason, Parent shall not have any Liability to the Company, the Seller, the Key Stakeholders or any other Person for any costs, claims, Liabilities or damages resulting from the Company seeking to obtain such consents waivers and approvals and delivering such notices.

6.15 Release.

(a) For and in consideration of the amounts to be paid to the Seller under this Agreement, and the additional covenants and promises set forth in this Agreement, effective as of the Closing the Seller and the Key Stakeholders, on behalf of themselves and their assigns, heirs, beneficiaries, creditors, representatives, agents and Affiliates (the “Releasing Parties”), hereby fully, finally and irrevocably release, acquit and forever discharge the Company, and Parent, and the officers, directors, partners, general partners, limited partners, managing directors, members, stockholders, trustees, shareholders, representatives, employees, principals, agents, Affiliates, parents, subsidiaries, joint ventures, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys of any of them (collectively, the “Released Parties”) from any and all commitments, actions, debts, claims, counterclaims, suits, causes of action, damages, demands, Liabilities, obligations, costs, expenses, Losses and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, contingent or otherwise, which such Releasing Parties, or any of them, had, has, or may have had at any time in the past accruing prior to or as of the Closing Date against the Released Parties, or any of them, arising solely out of any of such Releasing Party’s pre-Closing relationships with the Company or his or her rights or status as a shareholder, officer, employee or director of the Company (collectively, “Released Causes of Action”); provided, however, that the Released Causes of Action shall not include any rights and claims of any Releasing Party arising from or in connection with this Agreement or any Related Agreement, in each case arising on or after the Closing.

(b) Each of the Seller and the Key Stakeholders represent to the Released Parties that as of the Closing Date it: (i) has not assigned any Released Causes of Action; (ii) fully intends to release all Released Causes of Actions and (iii) has consulted with counsel with respect to the execution and delivery of this general release and has been fully apprised of the consequences hereof. Furthermore, each of the Seller and the Key Stakeholders further agrees not to institute any litigation, lawsuit, claim or action against any Released Parties with respect to the Released Causes of Action.

(c) Each of the Seller and the Key Stakeholders hereby represents and warrants that each has had access to adequate information regarding the terms of this Agreement, the scope and effect of the releases set forth herein, and all other matters encompassed by this Agreement to make an informed and knowledgeable decision with regard to entering into this Agreement, after receiving the advice of legal counsel. Each of the Seller and the Key Stakeholders further represents and warrants that each has not relied upon the Company, Parent or the Released Parties in deciding to enter into this Agreement and have instead made their own independent analysis and decision to enter into this Agreement.

(d) Each of the Seller and the Key Stakeholders expressly, unconditionally and irrevocably waives and relinquishes any and all rights and benefits that he, she or it has or may have under Section 1542 of the Civil Code of the State of California and the corresponding laws of other states, with respect to such foregoing release, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

6.16 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company, the Seller, the Key Stakeholders and Parent shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Law and otherwise to consummate the transactions contemplated by this Agreement, including the obtaining of all necessary actions or non-actions, waivers, consents, authorizations, approvals and expirations of all applicable waiting periods from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all commercially reasonable steps as may be necessary to obtain an approval, consent, authorization, expiration of all applicable waiting periods or waiver from, or to avoid an action or other proceeding by, any Governmental Authorities.

(b) In furtherance and not in limitation of the undertakings pursuant to this Section 6.16, each of Parent, the Company, the Seller and the Key Stakeholders shall: (i) provide or cause to be provided as promptly as practicable to Governmental Authorities with regulatory jurisdiction over enforcement of any Antitrust Laws (each such Governmental Authority, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of this Agreement (but in no event more than three (3) Business Days from the date hereof except by mutual consent confirmed in writing) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act and any additional consents and filings under any other Antitrust Laws, and (ii) use their commercially reasonable efforts to take such actions as are necessary or advisable to obtain prompt approval of consummation of the transactions contemplated by this Agreement by any Governmental Authority. Each of the Company, the Seller and the Key Stakeholders has provided Parent with all information requested by Parent to evaluate which Governmental Authorities shall require antitrust filings. Parent and Company will each pay one-half of any filing fees required to be paid to any Governmental Antitrust Authority under this section.

(c) Notwithstanding anything to the contrary herein, in connection with the receipt of any necessary governmental approvals or clearances (including under any Antitrust Laws), nothing in this Agreement shall require Parent or any of its Affiliates to, nor shall the Company or any of its Affiliates without the prior written consent of Parent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Parent, the Company or any of their respective Affiliates. Notwithstanding anything to the contrary herein, in no event shall Parent or any of its Affiliates be obligated to litigate or participate in the litigation of any proceeding, whether judicial or administrative, brought by any Governmental Authority or appeal any Order: (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit consummation of this Agreement or the other transactions contemplated by this Agreement or seeking to obtain from Parent or any of its Affiliates any damages in connection therewith; or (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective Affiliates of all or any portion of the business, assets or any product of the Company or any of its Affiliates or Parent or any of its Affiliates or to require any such Person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or enter into a consent decree or hold separate all or any portion of the business, assets or any product of the Company or any of its Affiliates or Parent or any of its Affiliates, in each case as a result of or in connection with this Agreement or any of the other transactions contemplated by this Agreement.

(d) Subject to applicable Law relating to the exchange of information, the Company and Parent and their respective counsel shall: (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any antitrust filing made with, or written materials to be submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement; (ii) promptly inform each other of any substantive communication (or other correspondence or memoranda) received from, or given to, the U.S. Department of Justice, the U.S. Federal Trade Commission, or any other Governmental Antitrust Authority; and (iii) promptly furnish each other with copies of all correspondence, filings and written communications between them or their Affiliates, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the transactions contemplated by this Agreement. The Company and Parent shall, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by this Agreement and to participate in the preparation for such discussion, telephone call or meeting. Neither Parent on the one hand, nor the Company, the Seller or the Key Stakeholders on the other hand, shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section as “Antitrust Counsel Only Material.” Notwithstanding anything to the contrary in this Section, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company.

6.17 Additional Financial Statements. As soon as practicable after January 1, 2017, but in no event later than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Parent (the “Additional Financial Statements”):

(a) an audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2016, and consolidated statements of operations, statements of shareholders’ deficit and statements of cash flows of the Company and its Subsidiaries for the twelve (12) months then ended and all related footnotes and other disclosures as required under GAAP (the “2016 Financials”);

(b) an unaudited consolidated balance sheet of the Company as of July 31, 2016, and consolidated statements of operations, statements of shareholders’ deficit and statements of cash flows for the twelve (12) months then ended;

(c) an unaudited consolidated statement of operations that includes the GAAP revenue and GAAP net income (loss) of the Company and its Subsidiaries’ as of January 31, 2016, for the six (6) month period and three (3) month period, in each case, ending on such date;

(d) an unaudited consolidated statement of operations that includes the GAAP revenue and GAAP net income (loss) of the Company and its Subsidiaries’ as of January 31, 2017, for the six (6) month period and three (3) month, in each case, ending on such date;

(e) an unaudited consolidated statement of operations that includes the GAAP revenue and GAAP net income (loss) of the Company and its Subsidiaries’ as of April 30, 2016, for the nine (9) month period and three (3) month period, in each case, ending on such date;

The Company will use its best efforts to deliver the 2016 Financials to Parent no later than January 31, 2017. The 2016 Financials and the other Additional Financial Statements shall be: (a) true, accurate and complete; (b) consistent with the Books and Records of the Company; and (c) prepared in accordance with GAAP consistently applied with the Financial Statements. The 2016 Financials and the other Additional Financial Statements shall be certified by the Key Stakeholders as having been prepared in accordance with the foregoing principles

6.18 Confirmatory Assignments. The Company shall (and the Seller and each of the Key Stakeholders shall cause the Company to) use commercially reasonable efforts to obtain an executed confirmatory assignments of Intellectual Property Rights, in a form that is reasonably satisfactory to Parent, from each of the Company’s former independent contractors and consultants that have been involved in the creation or development of any Technology or Intellectual Property Rights for the Company or any of its Subsidiaries, and that have not assigned all of their Intellectual Property Rights related thereto to the Company or such Subsidiary, as applicable, pursuant to an agreement in a form that is reasonably satisfactory to Parent.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS; INDEMNIFICATION; ESCROW

7.1 Survival of Representations, Warranties and Covenants. All representations and warranties of the Company, the Seller, and the Key Stakeholders contained in this Agreement shall survive until the date that is eighteen (18) months after the Closing Date, except that all such representations and warranties shall survive beyond such eighteen (18) month period with respect to any inaccuracy therein or breach thereof when notice of such inaccuracy or breach shall have been given to Seller on or prior to such date; provided, however, that the representations and warranties of the Company contained in Section 3.1 (Organization of the Company), Section 3.2 (Company Capital Structure), Section 3.4 (Authority and Enforceability) and Section 3.5 (No Conflict), Section 3.11 (Taxes), Section 3.14 (Intellectual Property), Section 3.21 (Brokers’ and Finders’ Fees; Transaction Expenses) and Section 3.22 (Employee Benefit Plans and Compensation) shall survive the Closing and shall remain in full force and effect until the date that is sixty (60) calendar days immediately following the expiration of the applicable statutes of limitations (such representations, collectively, the “Specified Representations”; and individually, a “Specified Representation”); provided, further, that in the event of any fraud, intentional misrepresentation or willful misconduct with respect to any representations or warranties of the Seller, the Company or any Key Stakeholder set forth in this Agreement, or in any agreement, document, certificate or other instrument delivered by Seller, the Company or any Key Stakeholder under or pursuant to this Agreement or in connection with the transactions contemplated hereby, such representations and warranties shall survive the Closing and shall remain in full force and effect in perpetuity and without limitation. The covenants and agreements contained herein shall survive the Closing without limitation as to time unless the covenant or agreement specifies a term, in which case such covenant or agreement shall survive for such specified term except that any breach or failure to perform of any such covenant or agreement shall survive beyond such term or period for purposes of indemnification pursuant to this Article VII. The indemnification obligations with respect to Section 7.2(a)(ii) through Section 7.2(a)(ix) inclusive, shall survive indefinitely. The indemnification obligations with respect to Section 7.2(a)(x), shall survive until the date that is eighteen (18) months after the Closing Date. It is the express intent of the Parties that, if the applicable survival period for an item as contemplated by this Section 7.1 is different than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be change to the survival period contemplated by this Agreement. All representations and warranties made by Parent shall expire at the Closing.

7.2 Indemnification.

(a) Subject to the limits set forth in this Article VII, from and after the Closing, in consideration of the acceptance of the Purchase Price by Seller, the Indemnifying Parties agree to jointly and severally, indemnify, defend and hold harmless Parent, MergerCo and their Representatives (collectively, the “Parent Indemnified Parties”; and individually, a “Parent Indemnified Party”) from and against any and all claims, demands, actions, losses (including diminution in value and lost profits), Liabilities, damages, deficiencies, costs (including re-engineering costs), interest, awards, judgments, penalties and expenses, including attorneys’ and consultants’ fees and expenses and including any such fees and expenses incurred in connection with investigating, defending against or settling any of the foregoing (collectively, “Losses”), that the Parent Indemnified Parties or any of them may suffer, sustain or incur arising out of, in connection with or related to:

(i) any inaccuracy in or breach of any representation or warranty of the Company, the Seller or the Key Stakeholders contained in this Agreement or the Closing Certificates;

(ii) any non-fulfillment, nonperformance or other breach by the Company, the Seller, the Key Stakeholders or any of their respective Affiliates or, where applicable, their respective Representatives, of any covenant, undertaking or other agreement applicable to them that is contained in this Agreement, the Closing Certificates or any Related Agreement;

(iii) any Stakeholder-Related Claims;

(iv) any fraud, intentional misrepresentation or willful misconduct committed by the Seller, the Company or any Key Stakeholder;

(v) without duplication, any Pre-Closing Taxes that are not: (A) accurately reflected in the Estimated Pre-Closing Taxes Statement; (B) Applicable State Taxes recovered under Item 1 of Schedule 7.2(a)(vii); or (C) paid over in accordance with Section 6.8(c);

(vi) without duplication, any Additional Transaction Expenses, Additional Change in Control Payments, any Additional Unpaid Wage Payments and any failure of the Company Closing Statement to be true and correct in all respects (excluding any amounts actually paid to Parent pursuant to Section 2.7(h));

(vii) any matters disclosed on Schedule 7.2(a)(vii);

(viii) any costs and expenses of enforcement to recover Losses due to any Parent Indemnified Party under Section 2.7 or this Article VII;

(ix) defending any Third Party Claim alleging the occurrence of facts or circumstances that, if true, regardless of the outcome of such defense, would entitle an Indemnified Party to indemnification pursuant to any of the other provisions of this Article VII; and

(x) any Non-Continuing Employee Claims

(b) Notwithstanding anything in this Agreement to the contrary, for purposes of the parties’ indemnification obligations under this Article VII, all of the representations and warranties set forth in this Agreement or any certificate or schedule that are qualified as to “material,” “materiality,” “Material respects,” “Material Adverse Effect”, or words of similar import or effect shall be deemed to have been made without any such qualification for purposes of determining the amount of Losses resulting from, arising out of or relating to any such breach of representation or warranty.

7.3 Limitations on Indemnification.

(a) Subject to Section 7.3(e), the maximum liability for indemnification of Losses arising out of, in connection with, or resulting from (i) the circumstances described in Section 7.2(a)(i) (other than Losses arising out of, in connection with, or resulting from a breach or inaccuracy of the Specified Representations) and Section 7.2(a)(x), shall be an amount equal to the Indemnification Escrow Amount (the “General Indemnification Cap”), and (ii) the circumstances described in Section 7.2(a)(ii) through Section 7.2(a)(x) or Section 7.2(a)(i) for Losses arising out of, in connection with or resulting from any inaccuracy or breach of any of the Specified Representations, in each case, shall not be subject to the General Indemnification Cap, and the maximum liability for indemnification relating thereto shall be an aggregate amount equal to the Purchase Price actually received by Seller.

(b) No claim shall be made pursuant to Section 7.2(a)(i) unless the cumulative amount of Losses suffered, sustained or incurred by the Parent Indemnified Parties for claims made pursuant to Section 7.2(a)(i) exceeds Five Hundred Thousand Dollars ($500,000) (“Basket”), and then the Parent Indemnified Parties shall be entitled to recover all Losses in excess of the Basket; provided, that claims for breach of any of the Specified Representations shall not be subject to the foregoing limit and shall not be included in the determination of whether the limit has been reached.

(c) None of the Indemnifying Parties shall have any right of contribution from, nor may any Indemnifying Party seek indemnification or advancement of expenses (under Contract, pursuant to applicable Law or otherwise) from, the Company or Parent with respect to any Loss claimed by a Parent Indemnified Party.

(d) Notwithstanding anything that may be deemed to be to the contrary set forth in this Agreement, nothing in this Article VII or elsewhere in this Agreement shall limit the Liability of any Person (and neither the Indemnification Escrow Amount nor the aggregate Purchase Price shall be the exclusive remedy) in respect of Losses arising out of, nor shall any action against such Person be barred (and nothing herein shall serve as a defense thereto) in relation to, any fraud, intentional misrepresentation or willful misconduct committed by such Person or to any fraud, intentional misrepresentation or willful misconduct of which such Person was actually aware, provided, however, that there shall not be any double recovery to the extent a claim is asserted pursuant to Section 7.2(a)(iv).

(e) The right to indemnification based on representations, warranties, covenants and obligations in this Agreement will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification based on such representations, warranties, covenants and obligations.

7.4 Limit to Pre-Closing Taxes. Any indemnification pursuant to Section 7.2 with respect to Taxes, other than pursuant to a breach of the representations and warranties contained in Section 3.11(b)(x), (i) shall be limited to Taxes attributable to Pre-Closing Tax Periods and (ii) shall not include any Losses with respect to Taxes that arise as a result of any breach of the Parent’s obligations set forth in Section 6.7.

7.5 Claims for Indemnification; Resolution of Conflicts.

(a) Procedure for Claims. In the event that a Parent Indemnified Party may have a right to indemnification under this Article VII (other than a Third-Party Claim covered by Section 7.5(b) below), then Parent (on behalf of such Parent Indemnified Party) shall deliver to the Seller and the Escrow Agent (if applicable) a certificate (a “Claim Certificate”) (i) stating that a Parent Indemnified Party has suffered or incurred, or reasonably anticipates that it may suffer or incur, Losses, and (ii) specifying in reasonable detail the basis for the claim(s), as well as the Losses relating thereto (which, if not determinable at such time, may be a reasonable good faith estimate thereof) (the aggregate amount of such Losses in a Claim Certificate being referred to as the “Claimed Amount”). The Seller shall have twenty (20) days after receipt of a Claim Certificate to deliver to Parent and the Escrow Agent (if applicable) a certificate (an “Objection Certificate”), pursuant to which the Seller shall, on behalf of the Indemnifying Parties: (A) agree that the Parent Indemnified Party is entitled to receive all of the Claimed Amount (in which case, the Escrow Agent shall pay to Parent from the Escrow Account an amount equal to the Claimed Amount or the applicable portion thereof as determined by Parent, and to the extent the Claimed Amount is to be recovered in whole or in part directly from the Indemnifying Parties, the Indemnifying Parties shall promptly, but in no event later than five (5) Business Days, jointly and severally cause to be paid to Parent an amount equal to the Claimed Amount minus the portion of the Claimed Amount actually deducted from the Escrow Account); (B) agree that the Parent Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case, the Escrow Agent shall pay to Parent from the Escrow Account an amount equal to the Agreed Amount or the applicable portion thereof as determined by Parent, and to the extent the Agreed Amount is to be recovered in whole or in part directly from the Indemnifying Parties, the Indemnifying Parties shall promptly, but in no event later than five (5) Business Days, jointly and severally cause to be paid to Parent an amount equal to the Agreed Amount minus the portion of the Agreed Amount actually deducted from the Escrow Account); or (C) contest that the Parent Indemnified Party is entitled to receive any of the Claimed Amount and specify, in reasonable detail, any objections to the claims in such Claim Certificate or the Claimed Amount. If the Seller fails to deliver an Objection Certificate within twenty (20) days after receipt of a Claim Certificate, then the Seller shall be deemed, for and on behalf of the Indemnifying Parties, to agree that the Parent Indemnified Party is entitled to receive all of the Claimed Amount (which deemed agreement shall be deemed final, binding and conclusive with respect to all of the Indemnifying Parties) (in which case, the Escrow Agent shall pay to Parent from the Escrow Account an amount equal to the Claimed Amount or the applicable portion thereof as determined by Parent, and to the extent the Claimed Amount is to be recovered in whole or in part directly from the Indemnifying Parties, the Indemnifying Parties shall promptly, but in no event later than five (5) Business Days, jointly and severally cause to be paid to Parent an amount equal to the Claimed Amount minus the portion of the Claimed Amount actually deducted from the Escrow Account).

(b) Third Party Claims.

(i) In the event that Parent becomes aware of a third party claim (other than a claim that is the subject of an Agreed Upon Loss) (each, a “Third Party Claim”) which Parent reasonably believes may result in a demand for indemnification pursuant to this Article VII, Parent shall notify the Seller and the Escrow Agent (if applicable) of such claim, and the Seller shall be entitled on behalf of the Indemnifying Parties, at its sole option and expense, to participate in, but not to determine or conduct, the defense of such Third Party Claim; provided, however, that

Seller shall not have the ability, without the prior written consent of Parent, to petition, make any motion to, or take any other procedural action in connection with such Third Party Claim by or before, any Governmental Authority. The failure to so notify the Seller shall not relieve the Indemnifying Parties of any Liability, except to the extent the Seller demonstrates that the defense of such Third Party Claim is actually and materially prejudiced thereby. If there is a Third Party Claim that, if adversely determined would give rise to a right of recovery for Losses hereunder, then any amounts incurred by the Parent Indemnified Parties in defense of such Third Party Claim, regardless of the outcome of such claim, shall be deemed Losses hereunder. Parent shall have the right in its sole discretion to conduct the defense of, and to settle, any Third Party Claim; provided, however, that, in the event that the consent of the Seller (which consent shall not be unreasonably withheld or delayed) is not obtained, no settlement of any such claim with third-party claimants will be determinative of the amount of Losses relating to such matter; provided, further, the consent of the Seller with respect to any settlement of any such Third Party Claim shall be deemed to have been given unless the Seller shall have objected within twenty (20) days after a written request for such consent by Parent. In the event that the Seller has consented to or deemed to have consented to any such settlement, the Indemnifying Parties shall have no power or authority to object under any provision of this Article VII to the amount of any claim by Parent against the Escrow Account with respect to such settlement. Neither the Seller nor any Indemnifying Party may settle or compromise any such Third Party Claim without the prior written consent of the relevant Parent Indemnified Party(ies) (which consent shall not be unreasonably withheld or delayed); provided that, notwithstanding the foregoing, any such Parent Indemnified Party shall be entitled to withhold its consent, in its sole discretion, to any proposed settlement or compromise that: (i) does not include a provision whereby the plaintiff or claimant in the matter releases such Parent Indemnified Party from all Liabilities with respect thereto; (ii) would obligate such Parent Indemnified Party to pay an amount related thereto in excess of the amount then available in the Escrow Account; or (iii) could reasonably be expected to have an adverse impact on the business or reputation (business or otherwise) of Parent or any of its Affiliates (including, after the Closing, the Company). Parent shall use its commercially reasonable efforts to diligently conduct the defense of each Third Party Claim and to seek resolution of such Third Party Claim in a commercially reasonable manner.

(c) Agreed Upon Losses. Section 7.5(d) below shall not apply to claims made in respect of: (A) any inaccuracies in the Company Closing Statement or (B) the matters specified in Section 7.2(a)(vi) (each of (A) and (B) an “Agreed Upon Loss”). Notwithstanding Section 7.5(a), the Seller and each Indemnifying Party hereby waives the right to object to any claims against the Escrow Account or otherwise in respect of any Agreed Upon Loss.

(d) Resolution of Conflicts.

(i) In case the Seller shall timely deliver an Objection Certificate, then for a period of thirty (30) days after delivery of such Objection Certificate, the Seller and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims objected to in the Objection Certificate. If the Seller and Parent should reach agreement with respect to such Objection Certificate, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of a claim against the Escrow Account, such memorandum shall be promptly delivered to the Escrow Agent and the Escrow Agent shall pay to Parent from the Escrow Account an amount equal to the Losses so agreed or the applicable portion thereof as determined by Parent, and to the extent the Losses so agreed are to be recovered in whole or in part directly from the Indemnifying Parties, the Indemnifying Parties shall promptly, but in no event later than five (5) Business Days, jointly and severally cause to be paid to Parent an amount equal to the Losses so agreed minus the portion of the Losses actually deducted from the Escrow Account.

(ii) Should Parent and the Seller be unable to agree as to any particular item or items or amount or amounts specified in an Objection Certificate within the time periods specified in Section 7.5(d)(i), then the Parent Indemnified Party shall be permitted to submit such dispute to a court of competent jurisdiction in accordance with Section 9.6. Upon resolution of such dispute, or receipt of a final non-appealable order or determination from a court of competent jurisdiction setting forth the resolution of such dispute, then, the Escrow Agent shall pay to Parent from the Escrow Account, an amount equal to the Losses so determined or the applicable portion thereof as determined by Parent, and to the extent the Losses so determined are to be recovered in whole or in part directly from the Indemnifying Parties, the Indemnifying Parties shall promptly, but in no event later than five (5) Business Days, jointly and severally cause to be paid to Parent an amount equal to the Losses so determined minus the portion of the Losses so determined actually deducted from the Escrow Account.

7.6 Escrow Arrangements.

(a) Escrow. From and after the Closing, the Indemnifying Parties agree that, subject to the other provisions of this Article VII, the Escrow Account shall be available to indemnify, defend and hold harmless the Parent Indemnified Parties from and against any and all Losses in respect of which such Parent Indemnified Parties may be indemnified, defended or held harmless under Section 2.7 and this Article VII. Notwithstanding the preceding sentence, the Indemnification Escrow Amount shall not be available to indemnify, defend and hold harmless the Parent Indemnified Parties from and against any and all Losses in respect of which such Parent Indemnified Parties may be indemnified, defended or held harmless under Item 1 of Schedule 7.2(a)(vii) until the entire Applicable State Taxes Escrow Amount has been paid to the Parent Indemnified Parties.

(b) Satisfaction of Claims. Recovery against the Indemnification Escrow Amount contained in the Escrow Account shall be the Parent Indemnified Parties’ sole and exclusive remedy for indemnification claims under Section 7.2(a)(i), except in the case of Losses arising out of or resulting from a breach or inaccuracy of the Specified Representations or fraud, intentional misrepresentation or willful misconduct (with respect to which the limitations set forth in this sentence shall not apply) and under Section 7.2(a)(x).

(c) Escrow Periods; Distribution Upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Amount shall be deposited by Parent with the Escrow Agent on the Closing Date. Any amounts remaining in the Escrow Account on the date that is eighteen (18) months from the Closing Date (less any amount necessary to satisfy any unresolved claims specified in any Claim Certificate that is delivered to the Seller prior to the Escrow Release Date with respect to facts and circumstances existing on or prior to the Escrow Release Date), shall be released to Seller by the Escrow Agent on the fifth (5th) Business Day following the date that is eighteen (18) months from the Closing Date (the “Escrow Release Date”). On the Escrow Release Date, the Escrow Agent shall deliver to the Seller an amount in cash equal to the portion of the remaining Escrow Amount not required to satisfy any then pending claims against the Escrow Account, by wire transfer of immediately available funds, for the benefit of the Indemnifying

Parties. Following resolution of all claims specified in any Claim Certificate that is delivered to the Seller prior to the Escrow Release Date, the Escrow Agent shall deliver to the Seller an amount in cash equal to the portion of the remaining Escrow Amount, by wire transfer of immediately available funds, for the benefit of the Indemnifying Parties.

7.7 Seller as Agent.

(a) The Indemnifying Parties hereby irrevocably appoint the Seller as their agent and attorney-in-fact to act on behalf of each of the Indemnifying Parties, in connection with and to facilitate the consummation of the transactions contemplated hereby, which shall include the power and authority:

(i) for the purposes of Article VII, to give and receive notices and communications, to authorize delivery to any Parent Indemnified Party of cash from the Escrow Account in satisfaction of claims by a Parent Indemnified Party, to agree to, negotiate, enter into settlements and compromises of, and bring suit and comply with orders and awards of courts with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Seller for the accomplishment of the foregoing. The Seller shall inform the other Indemnifying Parties within three (3) Business Days of any action taken by it hereunder.

(ii) to execute and deliver such waivers and consents in connection with this Agreement and the consummation of the transactions contemplated hereby and thereby as the Seller, in its sole discretion, may deem necessary or desirable;

(iii) to enforce and protect the rights and interests of all Indemnifying Parties arising out of or under or in any manner relating to this Agreement, and any other document contemplated hereby, and to take any and all actions which the Seller believes are necessary or appropriate under this Agreement for and on behalf of the Indemnifying Parties;

(iv) to refrain from enforcing any right of the Indemnifying Parties or any of them and/or the Seller arising out of or under or in any manner relating to this Agreement or any document contemplated hereby; provided, however, that no such failure to act on the part of the Seller, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Seller or by the Indemnifying Parties unless such waiver is in writing signed by the waiving party or by the Seller; and

(v) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Seller, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and all other documents contemplated hereby.

(b) The Seller may resign as the agent and attorney-in-fact to act on behalf of each of the other Indemnifying Parties upon written notice to Parent and the Key Stakeholders shall appoint a successor. The successor shall be entitled to all the rights, powers, immunities and privileges as was his or her predecessor, without the need of any further act or writing. Notices or communications to or from the Seller shall constitute notice to or from each of the Key Stakeholders.

(c) A decision, act, consent or instruction of the Seller with respect to the matters regarding Article VII, including the Escrow Account contemplated by Section 7.6, shall constitute a decision of all of the Indemnifying Parties and shall be final, binding and conclusive on all the Indemnifying Parties, and the Parent Indemnified Parties may rely upon any such decision, act, consent or instruction of the Seller as being the decision, act, consent or instruction of each Indemnifying Party. The Parent Indemnified Parties are hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Seller.

(d) Parent, on behalf of all Parent Indemnified Parties, hereby agrees that any notice, right, or obligation required to be delivered to, performed by, or asserted by the Indemnifying Parties regarding the Escrow Account shall be delivered to, performed by or asserted by the Seller.

7.8 Purchase Price Adjustment. Any payments pursuant to this Article VII shall be treated as an adjustment to the Purchase Price for all Tax purposes, except as otherwise required by applicable Law.

7.9 Indemnity as Sole and Exclusive Remedy. Except in connection with any fraud, intentional misrepresentation or willful misconduct or for any claim for specific performance or other equitable remedies after the Closing, this Article VII shall constitute the sole and exclusive remedy of Parent for monetary damages with respect to any and all breaches of any agreement, covenant, representation or warranty made by such other party in this Agreement.

ARTICLE VIII

AMENDMENT AND WAIVER; TERMINATION

8.1 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought.

8.2 Extension; Waiver. Parent, on the one hand, and the Seller (on behalf of itself, the Company (prior to Closing) and the Indemnifying Parties), on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other, (ii) waive any inaccuracies in the representations and warranties made to the other contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants, agreements or conditions for the benefit of the other contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.3 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Shareholder Approval is obtained:

(a) by mutual written consent duly authorized by Parent and the Board;

(b) by either Parent or the Company, by written notice to the other, if the Closing shall not have occurred on or before June 16, 2017 or such other date that Parent and the Company may agree upon in writing (the “Termination Date”); provided, however, that in the event the condition set forth in Section 2.4(b)(viii) and Section 2.4(c)(v) shall not have been satisfied on or prior to the Termination Date, but all other conditions set forth in Section 2.4 shall have been satisfied, or are capable of being satisfied (or have been waived by the party or parties then entitled to give such waiver) on or prior to the Termination Date, then the Termination Date shall be extended without further action by the parties to September 16, 2017; provided that the right to terminate this Agreement under this Section 8.3(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Parent or the Company, by written notice to the other, if any Governmental Authority of competent jurisdiction shall have issued an Order, decree, injunction or ruling or taken any other action permanently enjoining, restraining, conditioning or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order, decree, injunction or ruling shall have become final and non-appealable or there shall be adopted any applicable Law that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(d) by Parent, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company, the Seller or the Key Stakeholders herein and such inaccuracy or breach shall not have been cured within five (5) Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 2.4(b) to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company, (iii) the Company, the Seller or the Key Stakeholders shall have breached Section 6.1 or Section 6.2, or (iv) Parent does not receive the Written Consent duly executed by the Seller within one (1) hour following the execution of this Agreement.

(e) by the Company, by written notice to Parent, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Parent or MergerCo herein and such inaccuracy or breach shall not have been cured within five (5) Business Days after receipt by Parent of written notice from the Company of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 2.4(c) to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured).

8.4 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.3, this Agreement shall forthwith become void and there shall be no Liability on the part of Parent, MergerCo, the Company, the Sellers, the Key Stakeholders, or any of their respective officers, directors, shareholders or Affiliates; provided that (i) Section 6.3 (Confidentiality), Section 6.4 (Public Disclosure), Section 6.5(a) (Expenses; Change in Control Payments), this Section 8.4 (Effect of Termination), Article IX (General Provisions) and any related definition provisions in or referenced in Section 1.1 and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement, and (ii) nothing herein shall relieve any party hereto from Liability in connection with any fraud, intentional misrepresentation or willful misconduct.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile or electronic mail (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email); provided, however, that notices sent by mail will not be deemed given until received:

(a)	if to Parent, MergerCo or to the Company (after Closing), to:

Guidewire Software, Inc.

1001 East Hillsdale Blvd, Suite 800

Foster City, CA 94404

Attention: General Counsel

with a copy to:

Goodwin Procter LLP

135 Commonwealth Drive

Menlo Park, California 94025

Attention: Richard A. Kline; Craig Schmitz

Email: rkline@goodwinprocter.com; Cschmitz@goodwinprocter.com

Facsimile No.: (650) 471-6060; (650) 752-3266

(b)	if to the Company (prior to Closing), to:

ISCS, Inc.

100 Great Oaks Boulevard, Suite 100

San Jose, CA 95119

Attention: Andy Scurto

Email: andy.scurto@iscs.com

(c)	if to the Seller or the Key Stakeholders, to:

Power Management Group, Inc.

2207 Deer Crest Court

San Jose, CA 95138

Attention: Andy Scurto

Email: ATazDevil@gmail.com

and to:

Power Management Group, Inc.

14584 Weeth Drive

San Jose, CA 95124

Attention: Tim Shelton

Email: Tim.shelton@sheltonandassoc.com

With a copy to (which copy shall not constitute notice):

Hopkins & Carley, A Law Corporation

70 S. First Street

San Jose, California 95113

Attention: Lloyd A. Schmidt

Email: las@hopkinscarley.com

Facsimile No.: (408) 938-6257

9.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. A facsimile, telecopy, PDF or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Any such facsimile, telecopy, PDF or other reproduction shall be deemed an original. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

9.3 Entire Agreement; Assignment. This Agreement, the exhibits and schedules hereto, the Disclosure Schedule, the Confidentiality Agreement, the Related Agreements and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other Person any rights or remedies hereunder; and (c) shall not be assigned by operation of Law or otherwise, except that Parent may assign its rights and delegate its obligations hereunder to any of its Affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder.

9.4 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.5 Other Remedies. Except as otherwise set forth herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.6 Governing Law; Exclusive Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, provided that the Merger, and such other provisions of this Agreement expressly required by the terms of this Agreement to be governed by the CCC, shall be governed by the CCC. Subject to Article VII hereof, each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within Wilmington, Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Subject to Article VII hereof, each party agrees not to commence any legal proceedings related hereto except in such courts.

9.7 Enforcement. Each party hereto acknowledges that the other party may be irreparably harmed and that there may be no adequate remedy at law for any violation by any party of any of the covenants or agreements contained in this Agreement, including the confidentiality obligations set forth in Section 6.3. It is accordingly agreed that, in addition to any other remedies that may be available upon the breach of any such covenants or agreements, each party hereto shall have the right to seek injunctive relief to restrain a breach or threatened breach of, or otherwise obtain specific performance of, the other party’s covenants and agreements contained in this Agreement.

9.8 No Third Party Beneficiaries. This Agreement shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Except as set forth in Section 6.12(c), nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective successor and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.10 USA Patriot Act Compliance. Each of the parties agrees to provide all such information and documentation as to themselves as requested by Parent to ensure compliance with applicable law.

9.11 Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated by reference as if fully set forth herein.

9.12 Waiver of Conflicts.

(a) Each of the Parent, MergerCo, the Company, and the Key Stakeholders acknowledge that the Seller and Company have retained Hopkins & Carley (“Hopkins”) to act as their counsel in connection with the Transactions, that Hopkins has not acted as counsel for any other Person in connection with the Transactions, and that no other Party or Person has the status of a client of Hopkins for conflict of interest or any other purposes as a result thereof.

(b) Each of the Parent, MergerCo, the Company and the Key Stakeholders hereby (a) waives, on behalf of themselves and each of their Affiliates any claim they have or may have that Hopkins has a conflict of interest in connection with, or is otherwise prohibited from engaging in, such representation; (b) agrees that, in the event a dispute arises after the Closing between the Parent or any of its Affiliates (including the Company) and the Seller, the Key Stakeholders, or any of the respective Affiliates, Hopkins may represent the Seller and the Key Stakeholders in such dispute even though the interest of any such parties may be directly adverse to the Parent or any of its Affiliates (including the Company), and even though Hopkins may have represented the Company in a matter substantially related to such dispute.

(c) Each of the Parent, MergerCo, the Company, the Seller, and the Key Stakeholders, for themselves and their respective Affiliates (including, as applicable, the Company), further agree that, as to all pre-Closing communications between or among Hopkins, the Company, the Seller, and/or the Key Stakeholders that relate in any way to the Transactions, the attorney-client privilege and all other rights to any evidentiary privilege belong to the Seller and the Key Stakeholders, and may be controlled by the Seller and the Key Stakeholders, and shall not pass to or be claimed by the Parent or any of its Affiliates or the Company. Notwithstanding the foregoing, in the event that a dispute arises between the Parent, the Company or any of their respective Affiliates, on the one hand, and a third Person other than a Party or any third-party beneficiary to this Agreement after the Closing, on the other hand, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Hopkins to such third party.

9.13 No Reliance. Parent acknowledges that neither the Company nor any Key Stakeholder is making any representations or warranties with respect to, and Parent is not relying on, any projections or forecasts of future revenue, future results of operations or future financial condition of the Company. Neither the Company¸ the Seller nor any Key Stakeholder is making any representation or warranty, express or implied, of any nature whatsoever with respect to the Company (including the Assets of the Company or any projections or forecasts relating to the Company or its business), except for any representations or warranties of the Seller, the Company or any Key Stakeholder set forth in this Agreement, or in any agreement, exhibit, schedule or certificate delivered by Seller, the Company or any Key Stakeholder under or pursuant to this Agreement; provided, that notwithstanding the foregoing, nothing in this Agreement shall limit or otherwise restrict: (a) the Liability or obligation of any Person for any fraud, intentional misrepresentation or willful misconduct committed by such Person or of any Person who was actually aware of any such fraud, intentional misrepresentation or willful misconduct; (b) the ability of any Parent Indemnified Party to bring or prosecute any action or claim in connection with any fraud, intentional misrepresentation or willful misconduct (and to use any information or documents in connection therewith); or (c) any Parent Indemnified Party’s rights under any other agreement entered into in connection with this Agreement.

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IN WITNESS WHEREOF, Parent, the Company, MergerCo, the Seller and the Key Stakeholders have signed or have caused this Agreement to be signed by their authorized representatives, all as of the date first written above.

PARENT:

GUIDEWIRE SOFTWARE, INC.

By:	/s/ Priscilla Hung

Name:	Priscilla Hung

Title:	Chief Administrative Officer and Senior Vice President, Corporate Development

MERGERCO:

IGLOO ACQUISITION SUB, INC.

By:	/s/ Priscilla Hung

Name:	Priscilla Hung

Title:	President

COMPANY:

ISCS, INC.

By:	/s/ Andrew Scurto

Name:	Andrew Scurto

Title:	President

IN WITNESS WHEREOF, Parent, the Company, MergerCo, the Seller and the Key Stakeholders have signed or have caused this Agreement to be signed by their authorized representatives, all as of the date first written above.

SELLER:

POWER MANAGEMENT GROUP, INC.

By:	/s/ Andrew Scurto

Name:	Andrew Scurto

Title:	President

/s/ Timothy Shelton
Timothy Shelton

/s/ Andrew Scurto
Andrew Scurto